Technical Report on Mineral Resources at Mahab 4
and Maqail South and Exploration Potential of
Block 5 and Block 6,

SULTANATE of OMAN

prepared for

Gentor Resources Inc.

1 First Canadian Place

 100 King St. West, Suite 7070, P.O. Box 419

Toronto, ON

 Canada M5X 1E3

effective date of report: June 29, 2012

 Qualified person: Rupert Osborn, BSc (Hons), MSc, MAIG

H&S Consultants PTY Ltd	Tel: +61 2 9858 3863
3/6 Trelawney st, Eastwood	Fax: +61 2 9858 4077
NSW 2122 AUSTRALIA	email: info@hsconsultants.net.au

Table of Contents

Table of Contents		2
List of Figures		5
List of Tables		6
1	Summary	8
1.1	Property and Location	8
1.2	Ownership	8
1.3	Geology and Mineralization	8
1.4	Exploration Concept	8
1.5	Status of Exploration	9
1.6	Development and Operations	9
1.7	Mineral Resource Estimates	9
1.8	Qualified Person’s Conclusions and Recommendations	10
2	Introduction	10
3	Reliance on Other Experts	10
4	Property Description and Location	11
4.1	Licence details	11
4.2	Surface rights	15
4.3	Earn-in agreements	15
5	Accessibility, Climate, Local Resources, Infrastructure and Physiography	18
6	History	19
6.1	Prior ownership of Block 5 and Block 6	19
6.2	Previous exploration	19
6.3	Prospection Ltd	20
6.3.1	Block 5	20
6.3.2	Block 6	23
6.4	JICA	25
6.4.1	Block 5	25
6.4.2	Block 6	27
7	Geologic Setting and Mineralisation	30
7.1	Regional geology	30
7.1.1	Geology of Block 5	33
7.1.2	Geology of Block 6	34
7.2	Prospect Geology and Mineralisation	35
7.2.1	Mahab 4	35
7.2.2	Maqail South	39
7.2.3	Mahab 4 Extended	42
7.2.4	Maqail South Extended	44
7.2.5	Hara Kilab	45
7.2.6	Dahwa	47
7.2.7	Mahab 3	47
7.2.8	Maqail	50
7.2.9	Mahab 2	50
8	Deposit Types	52
8.1	Cyprus-type VMS Deposits	52
8.1.1	Cyprus-type VMS Deposits in Oman	54
8.1.2	Key exploration criteria	54
9	Exploration	55
9.1	Database Development	55
9.2	Exploration Techniques	55
9.2.1	VTEM Survey	55
9.2.2	Prospectivity Modelling	59
9.2.3	Geological Mapping and Surface Grab Sampling	61

2

9.2.4	Ground Geophysics	63
9.2.5	Summary	63
9.3	Prospect Exploration	64
9.3.1	Mahab 4 Extended	64
9.3.2	Maqail South Extended	64
9.3.3	Dahwa	65
9.3.4	Hara Kilab	65
9.3.5	Maqail	65
9.3.6	Mahab 2	66
9.3.7	Mahab 3	66
10	Drilling	67
10.1	Diamond Drilling	67
10.1.1	Diamond drilling procedure	67
10.2	Reverse Circulation (RC) Drilling	68
10.2.1	RC drilling procedure	68
10.3	Accuracy and Reliability of Results	70
10.4	Resource Drilling	72
10.4.1	Mahab 4	72
10.4.2	Maqail South	74
10.5	Exploration Drilling	76
10.5.1	Mahab 4 Extended	77
10.5.2	Maqail South Extended	78
10.5.3	Dahwa	79
10.5.4	Hara Kilab	80
10.5.5	Maqail	81
10.5.6	Mahab 2	82
10.5.7	Mahab 3	83
11	Sample Preparation, Analyses and Security	85
11.1	Sampling Methods	85
11.2	Density Measurements	85
11.3	Sampling Interval	86
11.4	Sample Preparation	86
11.5	Sample Security	87
11.6	Sample Analysis	88
11.6.1	Copper, Lead, Zinc and Silver Analysis	88
11.6.2	Gold Analysis	89
11.7	Quality Assurance and Quality Control	89
11.7.1	Certified Reference Materials	89
11.7.2	Blanks	92
11.7.3	Crush Duplicates	94
11.7.4	Inter-Laboratory Cross Checks	96
11.8	Rock Density	100
11.9	Conclusions	102
12	Data Verification	103
12.1	Database	103
12.2	Site Visit	103
13	Mineral Processing and Metallurgical Testing	105
13.1	Test Work Program	105
13.2	Test Work Results	105
14	Mineral Resource Estimates	108
14.1	Mahab 4	108
14.1.1	Database and Data Availability	108
14.1.2	Density of Rock Types	109
14.1.3	Geological Interpretation and Wireframes	109

3

14.1.4	Data Analysis	111
14.1.5	Spatial Continuity of Copper Grades	112
14.1.6	Estimation	118
14.1.7	Resource Reporting	122
14.2	Maqail South	123
14.2.1	Database and Data Availability	123
14.2.2	Density of Rock Types	124
14.2.3	Geological Interpretation and Wireframes	124
14.2.4	Data Analysis	126
14.2.5	Spatial Continuity of Copper Grades	126
14.2.6	Estimation	128
14.2.7	Resource Reporting	132
14.3	Resource Classification Criteria	132
14.3.1	Drilling Techniques	132
14.3.2	Quality Control	132
14.3.3	Topography	132
14.3.4	Location of Sampling Points	132
14.3.5	Data Density and Distribution	132
14.3.6	Rock Density	132
14.3.7	Metallurgical factors and assumptions	133
14.4	Categorised Resources	133
14.5	Conclusions	133
14.5.1	Check Estimates	133
14.5.2	Modifying Factors	133
15	Mineral Reserve Restimates	134
16	Mining Methods	134
17	Recovery Methods	134
18	Project Infrastructure	134
19	Market Studies and Contracts	134
20	Environmental Studies, Permitting and Social or Community Impact	134
21	Capital and Operating Costs	134
22	Economic Analysis	134
23	Adjacent Properties	134
24	Other Relevant Data And Information	136
24.1	Political and Economic Climate	136
24.2	Internal Stability and Security	136
24.3	Economy	137
24.4	Labour Laws of Oman	137
24.5	Sovereign Risk	138
24.6	Mineral Policy	138
24.7	Conclusion	139
25	Interpretation And Conclusions	140
26	Recommendations	142
26.1	Resource Definition	142
26.2	Exploration	142
26.2.1	Mahab Extended	143
26.2.2	Maqail South Extended	143
26.2.3	Dahwa	144
26.2.4	Hara Kilab	144
26.2.5	Maqail	144
27	References	155
28	Date and Signature Page	146
Appendix 1 – Exploration Target Matrix		147
Appendix 2 – Qualified Person’s Certificate		150

4

List of Figures

Figure 1: Location of Gentor's Block 5 and Block 6	12
Figure 2: Block 5 corner coordinates	13
Figure 3: Block 6 corner coordinates	14
Figure 4: Mineral deposits in blocks 5 & 6	17
Figure 5: Previous exploration by Prospection Ltd in blocks 5 and 6	21
Figure 6: Previous exploration by JICA in Blocks 5 and 6	29
Figure 7: Prospective volcanics in the Semail Ophiolite	32
Figure 8: Geological setting for VMS deposits in Oman	33
Figure 9: Photograph of the Mahab 4 deposit	35
Figure 10: Mahab 4, Section 1	36
Figure 11: Mahab 4, Section 4	37
Figure 12: Mahab 4, geological map showing drill holes and mineralised intersections	38
Figure 13: Maqail South, Section 6	39
Figure 14: Maqail South, Section 7	40
Figure 15: Maqail South geological plan showing drillholes and mineralisation intersections	41
Figure 16. Mahab 4 Extended plan showing prospective VMS stratigraphy in the area	42
Figure 17: Maqail South plan showing exploration prospects in the area	44
Figure 18: Hara Kilab geological plan and location of drillholes	46
Figure 19: Dahwa geological plan showing drillholes and grab sampling	48
Figure 20: Mahab 3 geological plan showing Prospection Ltd drillholes and current holes by Gentor	49
Figure 21: Maqail geological plan showing Gentor RC and diamond drilling	50
Figure 22: Mahab 2 geological plan showing Prospection drilling and current holes by Gentor	51
Figure 23: Schematic mineralisation model for Cyprus-style VMS systems	52
Figure 24: Results for Gentor's VTEM survey over Blocks 5 and 6	57
Figure 25: Results for Gentor's magnetic survey over Blocks 5 and 6	58
Figure 26: Prospectivity modelling conducted by Kenex over Gentor's Blocks 5 and 6	60
Figure 27: Detailed prospect mapping and grab sampling (pink dots) conducted by Gentor in Blocks 5 and 6	62
Figure 28: Map showing all Gentor drill holes in Blocks 5 and 6	69
Figure 29: Plot of copper grades against recovery for Zones 2 and 3(fresh rock) at Mahab 4	70
Figure 30: Plot of gold assays against core recovery for Zone 1 (gossanous material) at Mahab 4	71
Figure 31: Plot of copper grades against recovery for fresh rock Zones 2 and 3 at Maqail South	71
Figure 32: Gentor core yard in Sohar	87
Figure 33: Cu CRMs as a relative percent of expected value	90
Figure 34: Pb CRMs as a relative percent of expected value	91
Figure 35: Zn CRMs as a relative percent of expected value	91
Figure 36: Ag CRMs as a relative percent of expected value	91
Figure 37: Au CRMs as a relative percent of expected value	92
Figure 38: Cu analyses of low grade CRM	93
Figure 39: Pb analyses of low grade CRM	93
Figure 40: Zn analyses of low grade CRM	93
Figure 41: Crush Duplicate Cu Assays	94
Figure 42: Crush Duplicate Au Assays	94
Figure 43: Crush Duplicate Ag Assays	95
Figure 44: Crush Duplicate Pb Assays	95
Figure 45: Crush Duplicate Zn Assay	95
Figure 46: OMAC Pulp Duplicate Cu Assays	96

5

Figure 47: OMAC Pulp Duplicate Au Assays	97
Figure 48: OMAC Pulp Duplicate Ag Assays	97
Figure 49: OMAC Pulp Duplicate Pb Assays	97
Figure 50: OMAC Pulp Duplicate Zn Assays	98
Figure 51: SGS Crush Duplicate Cu Assays	99
Figure 52: SGS Crush Duplicate Au Assays	99
Figure 53: SGS Crush Duplicate Pb Assays	99
Figure 54: SGS Crush Duplicate Zn Assays	100
Figure 55: Plot of density as measured by Gentor versus that measured by Wimpey Laboratories	101
Figure 56: Plot of densities calculated using the different formulas	102
Figure 57: Photograph of drill hole collar	104
Figure 58: Diamond drill rig	104
Figure 59: Mahab 4 massive sulphide Rougher Results	106
Figure 60: Mahab 4 massive sulphide Cleaner Results	107
Figure 61: Mahab 4 plan view of drill holes and Cu grades	108
Figure 62: Mahab 4 cross section looking north	110
Figure 63: Mineralisation Variogram Map, plan view	112
Figure 64: Mineralisation Variogram Map, sectional view looking north	113
Figure 65: Semi-Variograms for Copper in Zone 1 & 2. Top: downhole, Middle: axis 1, Bottom: axis 2	115
Figure 66: Semi-Variograms for Copper in Zone 3. Top: downhole, Middle: axis 1, Bottom: axis 2	117
Figure 67: Mahab 4 block model of oblique view looking northwestward showing the reported resource. Only blocks above the reported cut-off grades are shown.	121
Figure 68: Mahab 4 block model - cross sectional view, looking northeast, showing drill hole copper assays	122
Figure 69: Maqail South – Plan view of drill holes	123
Figure 70: Maqail South - cross section looking north east	125
Figure 71: Maqail South block model - Oblique view looking eastward using a cut-off of 0.3% Cu, coloured by copper grade, and drill holes	130
Figure 72: Maqail South block model - Cross sectional view, looking northeast, showing the blocks at a cut-off of 0.3% Cu and drill hole copper assays	131

List of Tables

Table 1: Oxide Resources at Mahab 4 at a gold cut-off of 0.3 g/t	9
Table 2: Sulphide Resources at Mahab 4 and Maqail South at a copper cut-off of 0.3%	10
Table 3: Block 5 corner coordinates - UTM zone 40 North, WGS84 datum	11
Table 4: Block 6 corner coordinates - UTM zone 40 North, WGS84 datum	11
Table 5: Summary of Prospection Ltd drilling results at Hara Kilab, Mahab 2, Mahab 3 and Mahab 4	24
Table 6: Summary of JICA drilling results at Dahwa, Sarami, Maqail South and Fardah	27
Table 7: Status of prospects with VTEM anomalies	64
Table 8: Number of drill holes drilled by Gentor at Mahab 4 and Maqail South.	72
Table 9: Summary of diamond drill intersections at Mahab 4	73
Table 10: Summary of diamond drill intersections at Maqail South	75
Table 11: Exploration holes drilled in Block 5 and Block 6	76
Table 12: Summary of intersections from Gentor's exploration drilling	77
Table 13: Holes drilled at Mahab 4 Extended	77
Table 14: Drill holes drilled at Hayl West	78
Table 15: Mineralisation intersected at Hayl West	79
Table 16: Drill holes drilled at Dahwa	79
Table 17: Mineralisation intersected at Dahwa	80

6

Table 18: Drill holes drilled at Hara Kilab	80
Table 19: Mineralisation intersected at Hara Kilab	81
Table 20: Holes drilled at Maqail	81
Table 21: Mineralisation intersected at Maqail	82
Table 22: Holes drilled at Mahab 2.	83
Table 23: Mineralisation intersected at Mahab 2	83
Table 24: Holes drilled at Mahab 3	83
Table 25: Mineralisation intersected at Mahab 3	84
Table 26: ALS Analyses	88
Table 27: List of Certified Reference Materials	89
Table 28: Summary of CRM differences	92
Table 29: OMAC Pulp Duplicates	96
Table 30: SGS Crush Duplicates	98
Table 31: Comparison of density measurements from Gentor and Wimpey Laboratories	100
Table 32: Data used in the Mahab 4 Resource Estimation	109
Table 33: Density values used	109
Table 34: Summary of Zones	110
Table 35: Descriptive statistics - Zone 1 - Gossan Samples	111
Table 36: Descriptive statistics - Zone 2 - Massive Sulphide	111
Table 37: Descriptive statistics - Zone 3 – Sub-seafloor mineralisation	111
Table 38: Variogram parameters for Zones 1 & 2	114
Table 39: Variogram parameters for Zone 3	116
Table 40. Mahab 4 Resource Model Dimensions	118
Table 41: Mahab 4 Search Criteria	119
Table 42: Composite Assay and Block Model Statistics for Zone 1	119
Table 43: Composite Assay and Block Model Statistics for Zone 2	120
Table 44: Composite Assay and Block Model Statistics for Zone 3	120
Table 45: Oxide Resource Estimates at Mahab 4	123
Table 46: Sulphide Resource Estimates at Mahab 4	123
Table 47: Data used in the Maqil South Resource Estimation	124
Table 48: Density values used	124
Table 49: Summary of Zones	125
Table 50: Descriptive statistics - Zone 2 - Massive Sulphide	126
Table 51: Descriptive statistics - Zone 3 – Sub-seafloor mineralisation	126
Table 52: Variogram parameters for Zone 2	127
Table 53: Variogram parameters for Zone 3	127
Table 54: Maqail South Resource Model Dimensions	128
Table 55: Maqail South Search Criteria	128
Table 56: Composite Assay and Block Model Statistics for Zone 2	129
Table 57: Composite Assay and Block Model Statistics for Zone 3	130
Table 58: Sulphide Resources at Maqail South	132
Table 59: Summary of known Cyprus-type VMS deposits outside Block 5 and Block 6 in the Semail Ophiolite, Oman	135
Table 60: Summary of estimated oxide resources at 0.3 g/t Gold cut-off	140
Table 61: Summary of estimated sulphide resources at 0.3% Copper cut-off	140
Table 62: Summary of estimated sulphide resources at 0.3% copper cut-off by Zone	141

7

Gentor Resources NI 43-101	June 2012

1	Summary

1.1	Property and Location

The Block 5 licence is 59,780 ha in area, and is located 180km west of Muscat, the capital city of Oman. The centre of Block 5 lies approximately 40km south of the city of Sohar, where the Gentor field office is situated. The Block 6 licence is 27,290 ha in area and the centre of Block 6 lies approximately 80km southeast of Sohar. The Mahab 4 and Maqail South deposits are both located in Block 5.

1.2	Ownership

Exploration rights for the Block 5 and Block 6 licences have been granted to Gentor Resources Inc. (“Gentor”) through earn-in agreements between its wholly owned subsidiary Gentor Resources Limited and the property holders, Al Fairuz Mining Company LLC (“Al Fairuz”) and Al Zuhra Mining Company LLC (“Al Zuhra”) respectively.

The Block 5 and Block 6 licences are valid for twelve months and are renewable annually for an extended period of 12 months provided work and expenditure commitments are met.

1.3	Geology and Mineralization

Gentor is focusing exploration on discovery of Cyprus type Volcanic Massive Sulphide (“VMS”) deposits in the Semail Ophiolite. These VMS deposits are believed to form at active oceanic spreading centres where enhanced hydrothermal circulation leads to the formation of seafloor vents or “black smokers”. These vents inject a metal saturated solution into the water column, but the rapid drop in temperature leads to the immediate precipitation of metal onto the seafloor and sub-seafloor conduits as sulphides and oxides. Modern hydrothermal vents in mid-ocean ridge settings are often cited as a probable modern analogue for Cyprus type deposits in ancient ophiolites, although there is some debate as to whether they represent mid-ocean ridges or supra-subduction settings in extensional back-arc basins.

Cyprus-type VMS deposits are important sources of copper and zinc and often also contain economic concentrations of Au and Ag. They occur on and below fossil seafloors, generally within mafic to intermediate volcanic rocks and lesser metalliferous sediments/umbers. Mineralisation is comprised of two key zones, a massive sulphide zone and an underlying stringer zone.

1.4	Exploration Concept

Gentor has primarilly focussed on evaluating open pittable targets during the last two years using as a primary tool VTEM airborne geophysics to delineate prospects.

Defined prospects within Block 5 and Block 6 are at a variety of stages of exploration from preliminary evaluation up to resource definition. Mahab 4 and, to a lesser extent Maqail South, are at relatively advanced stages, with well understood structural models and delineated zones of mineralisation. They will be progressed by infill drilling in order to raise the level of confidence in the resource estimates to Indicated status and continued exploration in nearby priority prospects will endeavour to define new resources. Other prospects mentioned in this report have been identified by a combination of surface mapping, geophysical anomalies and a well developed understanding of the stratigraphic levels at which VMS deposits are likely to have developed in the Semail Ophiolite. Exploration of these prospects will continue by testing geophysical targets and step-out drilling, and future emphasis will be placed on defining deeper targets that were not seen by the VTEM surveys.

8

Gentor Resources NI 43-101	June 2012

1.5	Status of Exploration

Gentor has a pyramid-like structure of prospects with a broad base of prospects at a low level of investigation right through to Mahab 4 which represents the most advanced stage copper project with 50 drill holes and Indicated and Inferred Resources.

1.6	Development and Operations

None to date.

1.7	Mineral Resource Estimates

H&S Consultants Pty Ltd ("H&SC") was commissioned by Gentor to undertake a resource estimation of the Mahab 4 and Maqail South mineralised bodies, both of which are located in Block 5.

Wireframes were constructed by H&SC using cross sectional interpretations provided by Gentor. Mineralised bodies were defined using grades elevated against background grades and logged data. The mineralisation was split into three zones differentiating between the oxidised gossan (not present in Maqail South), seafloor massive sulphide, and sub-seafloor mainly stringer type mineralisation.

One metre composites were created and unsampled intervals were assigned low grade values. Resource estimates were completed for the mineralised body using data located in the mineralisation wireframes.

In order to estimate the density each 1 m composite sample was assigned a density based on the logged rock type. Kriging was then employed to estimate the density of each block.

Blocks 5 x 10 x 5 m (east, north and RL respectively) were created for Mahab 4 and blocks 10 x 5 x 10 m (east, north, RL respectively) were created for Maqail South. Three search passes were used to populate blocks.

Ordinary kriging was used and checked independently by a different operator using a different resource estimation software package. The Mahab 4 resource estimates are limited to a depth of around 200 m below surface. The maximum depth of the interpreted mineralisation at Maqail South is 80 m below surface and so no depth restriction was placed on the Maqail South resource estimates beyond the restrictions inherent in the wireframes. The maximum depth of reported resources is around 80 m below the surface.

The resource estimates for the gossanous oxide zone at Mahab 4 are shown in Table 1 at a cut-off of 0.3 g/t gold. The resource estimates of the sulphide mineralisation at Mahab 4 and Maqail South are shown in Table 2 at a cut-off of 0. 3 % copper.

Table 1: Oxide Resources at Mahab 4 at a gold cut-off of 0.3 g/t

		Tonnage	Density	Cu	Au	Ag	Pb	Zn
		(kt)	(t/m3)	(%)	(g/t)	(g/t)	(%)	(%)
Mahab 4	Indicated	9	2.4	0.2	1.4	19.7	0.01	0.04
Mahab 4	Inferred	19	2.4	0.1	0.8	7.7	0.03	0.04

Significant figures quoted do not imply precision and are to minimise round-off errors.

9

Gentor Resources NI 43-101	June 2012

Table 2: Sulphide Resources at Mahab 4 and Maqail South at a copper cut-off of 0.3%

		Tonnage	Density	Cu	Au	Ag	Pb	Zn
		(kt)	(t/m3))	(%)	(g/t)	(g/t)	(%)	(%)
Mahab 4	Indicated	916	3.5	2.8	0.2	8.5	0.080	0.54
Mahab 4	Inferred	590	3.3	0.9	0.1	2.5	0.012	0.14
Maqail South	Inferred	160	3.6	3.8	0.1	2.4	0.002	0.02
Total Indicated		916	3.5	2.8	0.2	8.5	0.080	0.54
Total Inferred		750	3.3	1.5	0.1	2.5	0.010	0.12

Significant figures quoted do not imply precision and are to minimise round-off errors.

1.8	Qualified Person’s Conclusions and Recommendations

In the Qualified Person’s opinion, the prospectivity of Block 5 and Block 6 is of sufficient merit to justify continued drilling and exploration to uncover and delineate futher VMS deposits.

Significant resources have been defined at Mahab 4 and Maqail South, which represent more advanced projects and merit further drilling and engineering studies appropriate to the level of resource estimation confidence.

2	Introduction

This technical report was prepared for Gentor by H&S Consultants Pty Ltd (H&SC) at Gentor’s request in order to comply with the requirements of National Instrument 43-101 (“NI43-101”). The report was prepared by Rupert Osborn BSc MSc MAIG, an employee of H&SC and Independent Consultant to Gentor and Qualified Person within the meaning of NI43-101. Technical information and data contained in the report or used in its preparation are sourced from reports compiled by previous workers of the property together with internal reports of the current tenement holders as well as the authors own observations whilst visiting the site and working with data from the site generated by others.

The purpose of this report is to document the first resource estimate at the Mahab 4 and Maqail South prospects and outline advances in the state of exploration campaigns in the surrounding Block 5 and Block 6 of the Semail Ophiolite in the Sultanate of Oman.

The property was visited by Mr Osborn, in April 2012 prior to the Resource Estimation. Mr Osborn inspected the property and witnessed drilling activities, visited the site office in Sohar, talked with staff and observed and commented on sampling, QA/QC, geological logging, geotechnical data acquisition, density measurements and general data handling protocols. Data validation was carried out including checking drill core against logs and checking drill hole collar locations.

3	Reliance on Other Experts

The author of this report is an Independent Qualified Person and has relied on various datasets and reports that were provided by Gentor to support the interpretation of exploration results, geophysical surveys and metalurgical test work discussed in this report. The data that was provided to the author was deemed to be in good stead, and is considered to be reliable. The author is not aware of any critical data that has been omitted so as to be detrimental to the objectives of this report. There was sufficient data provided to enable credible and well constrained interpretations to be made in respect of data.

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Gentor Resources NI 43-101	June 2012

Statements regarding tenement status, legal right to mine and explore and environmental liability, have been accepted in good faith from Gentor and are outside the expertise of H&SC.

4	Property Description and Location

4.1	Licence details

The Block 5 licence is 59,780 ha in area and is located 180 km west of the capital city of Oman, Muscat as shown in the map in Figure 1. The centre of Block 5 lies approximately 40km south of the city of Sohar, where the Gentor field office is situated. The outline of Block 5 is shown in Figure 2 and the coordinates are listed in Table 3.

Table 3: Block 5 corner coordinates - UTM zone 40 North, WGS84 datum

Corner Coordinate	East	North
1	449166	2665407
2	467435	2665331
3	488097	2644480
4	491612	2644466
5	505000	2638000
6	485000	2638000
7	485000	2628000
8	475451	2638040
9	480046	2638044
10	465353	2653637
11	460598	2653656
12	449141	2653431

The Block 6 licence is 27,290 ha in area. Figure 1 shows its location to the east-southeast of Block 5 approximately 140km west of Muscat and the centre of Block 6 lies approximately 80km southeast of Sohar. The outline of Block 6 is shown in Figure 3 and the coordinates are listed in Table 4.

Table 4: Block 6 corner coordinates - UTM zone 40 North, WGS84 datum

Corner Coordinate	East	North
1	519754	2609509
2	501151	2623421
3	505000	2628000
4	505000	2638000
5	511161	2645401
6	533374	2628064

11

Gentor Resources NI 43-101	June 2012

Oman Summary
Author: Gentor; Date: 29 June 2012
VMS deposit
City
Road
Gentor Project Area
Tenement
400,000 mE
450,000 mE
500,000 mE
550,000 mE
600,000 mE
650,000 mE
2,750,000 mN
2,700,000 mN
2,650,000 mN
2,600,000 mN
UAE
Block 1 (Mawarid)
Block 2 (Mawarid)
Block 3 (OMCO)
Block 4 (Al Thuraya)
Block 5 (Al Fairuz Mining)
Block 6 (Al Zuhra Mining)
Block 7 (Alara Resources)
Block 8 (Alara Resources)
Block 9 (Gulf Triange Group)
Block 10 (OMCO)
Ghuzayn (Mawarid)
Sohar
As Sahm
Al Khaburah
Muscat
Aswad
Shinas
Halfa
Mandoos
Safwa
Baydah
Aarja
Lasail
Zuha
Hara Kilab
Mahab 1
Mahab 4
Ghuzayn
Rakah
Hayl As Safil
Daris
N

Figure 1: Location of Gentor's Block 5 and Block 6

12

Gentor Resources NI 43-101	June 2012

440,000 mE
450,000 mE
460,000 mE
470,000 mE
480,000 mE
490,000 mE
500,000 mE
2,670,000
2,660,000 mN
2,650,000 mN
2,640,000 mN
2,630,000 mN
N
a
b
c
1
2
3
4
5
6
7
8
9
10
11
Maqail South
Hara Kilab
Dahwa
Mahab 3
Mahab 4
Mahab 2
Sarami
Doqal Ironstone
Legend
Author: Gentor; Date: 29 June 2012
Relinquished
Upper and middle volcanics
Metalliferous sediment
Lower volcanics
Sheeted dykes
High-level gabbro
Cumulates
Intrusive

Figure 2: Block 5 corner coordinates

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Gentor Resources NI 43-101	June 2012

6,330,000 mE
6,340,000 mE
6,350,000 mE
6,360,000 mE
6,370,000 mE
6,380,000 mE
6,390,000 mE
2,740,000 mN
2,730,000 mN
2,720,000 mN
2,710,000 mN
N
1
2
3
4
5
6
6
Block 6 Legend
Author: Gentor; Date: 29 June 2012
VMS deposit
Upper and middle volcanics
Metalliferous sediment
Lower volcanics
Sheeted dykes
High-level gabbro
Cumulates
Intrusive

Figure 3: Block 6 corner coordinates

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The Block 5 licence number is MOCI/432/430 – renewal 35/2011 AD and the Block 6 licence number is OTS/432/430/15 – renewal/2011. The Block 5 and Block 6 licence shares one common corner coordinate but are not contiguous as they are separated by the Ghuzayn Block held by Mawarid Mining.

Exploration rights for the Block 5 and Block 6 licences have been granted to Gentor through earn-in agreements between its wholly owned subsidiary Gentor Resources Limited and the property holders, Al Fairuz Mining Company LLC (Al Fairuz) and Al Zuhra Mining Company LLC (Al Zuhra) respectively.

The Block 5 and Block 6 licences are valid for twelve months and are renewable annually for an extended period of 12 months. An economic feasibility study must be submitted to the Ministry of Commerce and Industry before the expiry of the licence and a detailed environmental study must also be submitted before a mining project commences.

4.2	Surface rights

According to the Oman legislation, the surface rights and the mineral rights pertaining to one property are not separated. Therefore, Gentor controls the licences to both the surface and mineral rights in the Block 5 and Block 6 licences.

4.3	Earn-in agreements

The Block 5 licence was awarded to Al Fairuz on the 30th June 2009. It provides Al Fairuz with the exclusive right to conduct exploration for a twelve month period, after which the permit can be renewed for further annual periods on condition that the renewal application is submitted to the Ministry of Commerce and Industry (MOCI) within three months of the expiry date. Accordingly, the Block 5 licence was renewed on the 1st July 2010 and again on the 1st July 2011 and Al Fairuz has requested a further renewal for July 2012. Government policy is to renew licences to companies that meet exploration commitments and there is no history of a rejection to a renewal application in Oman.

Gentor acquired, through its wholly-owned subsidiary Gentor Resources Limited, a BVI company (“Gentor BVI”), the earn-in rights to the Block 5 licence on the 8th March, 2010. Pursuant to the Earn-in Agreement between Al Fairuz and Gentor BVI, Gentor BVI has the right to earn up to a 65% equity position in Al Fairuz on completion of a BFS. Should Gentor BVI wish to develop the project further and commence mining operations, after all the reimbursements of costs to Gentor BVI, profit will be allocated according to the equity share between the two companies. Following a subsequent agreement, Gentor BVI has earned a 40% interest in Al Fairuz and retains the right to increase the equity to 65%.

The Block 6 licence was granted to Al Zuhra on the 17th February 2010. It provides Al Zuhra with the exclusive right to conduct exploration for a twelve month period, after which the permit can be renewed for further twelve month periods on condition that the renewal application is submitted to the Ministry of Commerce and Industry (MoCI) within three months of the expiry date. The Block 6 licence was renewed on the 17th February 2011 and application has been made for a further renewal for 2012 but is awaiting Ministry confirmation. Legislation dictates that exploration licences remain valid after the renewal date until such time the Ministry responds to the renewal application. There is no known rejection of a copper licence renewal application.

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Gentor acquired, through its wholly-owned subsidiary Gentor BVI, the earn-in rights to the Block 6 licence on the 8th March 2010. Pursuant to the Earn-in Agreement with Al Zuhra, Gentor BVI has the right to earn up to a 70% equity position in Al Zuhra. Should Gentor BVI wish to develop the project further and commence mining operations, profits will be allocated according to the equity share between the two companies after all the reimbursements of costs to Gentor BVI. Gentor BVI is currently registering its holding of 20% interest in Al Zuhra with the Ministry of Commerce.

The Block 5 and Block 6 properties have not been legally surveyed

The location of known mineral deposits in Blocks 5 and 6 are shown in Figure 4.

Gentor currently has no environmental liabilities for the Block 5 and Block 6 properties. At this phase of exploration, data gathering, primarily geophysics and mapping for drill targets have resulted in minimal environmental impacts. Minor environmental impacts from drilling activities are limited to dust, noise and access tracks, much of the access has been gained via existing roads and tracks and Block 5 is sparsely populated with small villages scattered throughout. Drilling environmental impact is mitigated effectively. Gentor does not foresee any significant environmental expenditure during the exploration phases of the project.

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440,000 mE
460,000 mE
480,000 mE
500,000 mE
520,000 mE
2,660,000 mN
2,640,000 mN
2,620,000 mN
Legend
Author: Gentor; Date: 29 June 2012
VMS deposit
Upper and middle volcanics
Metalliferous sediment
Lower volcanics
Sheeted dykes
High-level gabbro
Cumulates
Intrusive
Zuha
To Sohar
As Sahm
Al Khaburah
To Muscat
Maqail South
Hara Kilab
Mahab 3
Mahab 4
Ghuzayn 3
Hayl As
Rakah
BLOCK 5
(GENTOR RESOURCES)
GHUZAYN BLOCK
(MAWARID)
BLOCK 6
(GENTOR RESOURCES)
N

Figure 4: Mineral deposits in blocks 5 & 6

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5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Block 5 and Block 6 licence areas are situated in Northern Oman which is dominated by three physiographic zones. The long, narrow coastal plain known as Al Batinah stretches along the Gulf of Oman. Inland, the high, rugged Hajar Mountains extend southeastward, parallel to the Gulf coast. Much of the range reaches elevations above 4,800 feet (1,463 m); Mount Al-Akhdar (“Green Mountain”), south of Muscat, at an elevation of 10,086 feet (3,074 m), is the country’s highest point. The great central divide of Wadi Samāil separates different geological blocks comprising the wetern and eastern Hajar Ranges. The third physiographic zone is an inland plateau that falls away to the southwest of the Hajar Mountains into the great Rub al-Khali (“Empty Quarter”) desert, which the Sultanate shares with Saudi Arabia and Yemen.

Vegetation is sparse in the region of the project area due to generally low precipitation all year round. Planted vegetation can be found in oases where there is irrigation by an ancient system of water channels known as aflāj (singular: falaj). Acacia trees form most of what little natural vegetation exists, and the soil is extremely rocky; plant species are protected in nature reserves.

A well developed general road network and location of the towns and cities in the Block 5 and Block 6 licence areas are shown in Figure 1. Access to the area is primarily by a well maintained tarred road and secondary gravel roads which are connected to the main national highway between Muscat and Dubai in the UAE. The regional port, located in the city of Sohar, lies approximately 40km north of the center of Block 5 and 80km northwest of the center of Block 6.

Numerous small villages are located throughout the permit areas and these provide a readily available work force that is capable of supplying many of the labour-related jobs in exploration. The project area is also located close to the built up city of Sohar and approximately 200km from the capital city of Muscat, both of which can supply additional workforce and specialised skilled labourers. The primary mode of transport is by road, with a number of railroads being planned.

The climate is hot and dry in the interior and hot and humid along the coast. Summer temperatures in the capital of Muscat and other coastal locations often climb to 43 °C, with high humidity; winters are mild, with lows averaging about 17 °C. Temperatures are similar in the interior, although they are more moderate at higher elevations. Rainfall throughout the country is minimal, averaging only about four inches (100 mm) per year, although precipitation in the mountains is heavier. Gentor exploration takes place throughout the year, with only limited breaks for periods of extreme temperatures.

Power is available in the concession area by means of a high voltage power line along the northern boundary of the concessions. All the smaller villages and isolated government buildings are supplied with electricity connected to the national power grid. There are numerous permanent bodies of fresh water in the country, in the form of underground aquifers below seasonal wadis. These fossil underground aquifers have been a reliable source of water, not only for domestic purposes in the region, but for mining operations, including the Lasail Smelter and Refinery operation. Wadis are temporary rivers which result from seasonal storms and generally abate quickly. With the expanding industrial sector, the government has constructed desalination plants along the coast of Sohar, to treat water to a suitable quality for domestic consumption in the coastal settlements. Some effort has been made in recent years to construct dams in an effort to preserve runoff and control flooding. Because of the relatively subdued topography over the prospective northern part of the concessions, there are numerous areas that could be made available for tailings disposal and plant sites when exploration indicates the need for such facilities.

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6	History

6.1	Prior ownership of Block 5 and Block 6

The northern Batinah Coast previously known as Magan was a major producer of copper during the Mesopotamian era; mining and smelting of copper is evident from slag piles and ancient workings in the vicinity of known copper deposits. More recent Muslem era and Portugese mining and smelting is also recorded during the 16th and 17th centuries.

Modern historical copper exploration began in Oman during the early 1970s when Prospection Ltd, a Canadian exploration company, obtained the rights to conduct copper and chrome exploration over the entire Semail Ophiolite. Prospection Ltd conducted exploration in the modern Block 5 and Block 6 licence areas during the 1970s and early 1980s, and discovered two small remnant VMS deposits, Mahab 3 and Hara Kilab. Prospection’s work in Oman ceased in 1983 when the Oman Mining Company (OMCO), a government mining entity, obtained the rights to conduct exploration over various parts of the Semail Ophiolite. Figure 1 shows the location of Lasail, Aarja and Bayda that OMCO proceeded to develop and mine between 1983 and 1994.

The next major phase of VMS exploration in Oman took place during the late 1980s and 1990s and was sponsored by the Oman government but undertaken by a number of international industry and semi-academic groups. The first of these groups was the Bureau de Recherches Geologiques et Minieres (BRGM), who completed a program of 1:50,000 and 1:100,000 regional mapping over the entire Semail Ophiolite and found some of the Yanqul deposits. Three additional groups, Bishimetal, the Metal Mining Agency of Japan (“MMAJ”) and the Japan International Cooperation Agency (“JICA”) also undertook exploration during this period, but had a more specific focus in the central Batinah coast region as shown in Figure 1, particularly the modern Blocks 4, 5, 6 and 7 along with the Ghuzayn and Yanqul (No. 10) Blocks. JICA was the last of these groups to cease operations in Oman, after they completed Feasibility studies on the deposits they found at Ghuzayn and those at Yanqul which are detailed in their final report published in 2002.

There was little significant exploration in the modern Block 5 and Block 6 licence areas between the last of the JICA work in 2000 and the start of Gentor work in 2010.

6.2	Previous exploration

Historical VMS exploration within or adjacent to the modern Block 5 and Block 6 licence areas was mainly carried out initially by Prospection Ltd and then by JICA. The details of this work are described below:

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6.3	Prospection Ltd

Prospection Ltd was granted the right to undertake VMS exploration in the Semail Ophiolite during the early 1970s. This work considered the entire extrusive portion of the ophiolite, from the Emirates border in the north, to Muscat in the south. Prospection’s main exploration strategy was to identify near surface VMS deposits using a combination of outcropping gossans and ancient slag dumps. Aerial photos and helicopter reconnaissance allowed this work to proceed efficiently over broad areas and resulted in the discovery of many old workings. Prospection Ltd also flew a fixed wing EM survey at approximate 300 m line spacing over the entire ophiolite during early 1974, however, data from this survey is generally considered to be questionable and did not directly lead to any VMS discovery.

By 1978 Prospection Ltd had identified and field checked 352 target areas throughout the Semail Ophiolite. Importantly, they had identified several possible development targets, including Aarja, Bayda, Lasail and Rakah, all of which were subsequently mined for copper (Rakah for the oxide gold resource) after the Government bought the mining rights from Prospection. Within the modern Block 5 and 6 licence areas, Prospection Ltd identified 46 targets using heli-borne reconnaissance, fixed wing EM and various forms of ground follow-up.

6.3.1	Block 5

Prospection Ltd identified 26 targets with the modern Block 5 licence. These were then subjected to follow up work including prospect scale mapping, surface grab-sampling geochemistry and various ground based geophysical investigations.

Figure 5 shows the location of the Hara Kilab, Mahab 2, Mahab 3 and Mahab 4 (different to Gentor’s Mahab 4 discovery) projects where positive results led to follow up drill testing. Prospection Ltd completed 35 diamond drill holes for 2,452.92 m at these prospects during the 1970s. The results of Prospection’s exploration are discussed on a project basis below; however, none of these results can be directly verified as the collar locations are no longer visible in the field and the drill core has subsequently been lost or destroyed.

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440,000 mE
460,000 mE
480,000 mE
500,000 mE
520,000 mE
2,660,000 mN
2,640,000 mN
2,620,000 mN
Zuha
As Sahm
Legend Regional Geology - Block 5 & 6
Author: Gentor; Date 29 June 2012
Alley Unit
Seafloor sediment
Geotimes/Lasail Units
Sheeted dykes
High-level gabbro
Cumulates
Intrusive
Hara Kilab - Mahab3 - Mahab 2
Hara Kilab
Mahab 3
BLOCK 5
(GENTOR RESOURCES)
Ghuzayn 3
Fardah - Sanah
GHUZAYN BLOCK
(MAWARID)
BLOCK 6
(GENTOR RESOURCES)
Rakah
N

Figure 5: Previous exploration by Prospection Ltd in blocks 5 and 6

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6.3.1.1	Hara Kilab

Hara Kilab is notable for, and probably discovered by, the 150 m x 50 m ferruginous gossan visible at surface. There are also several slag dumps in the immediate area, indicating the deposit was mined during ancient times.

Prospection Ltd established a 700 m x 800 m grid over the outcropping gossan, and this was used as the basis for subsequent detailed mapping, grab sampling, ground geophysics and drilling. A number of geophysical surveys were undertaken over the gossan area, but these failed to deliver any conclusive results due to the relatively conductive character of the younger fault bound sediments to the north.

Prospection Ltd drilled 18 diamond drill holes at Hara Kilab for a total of 1,006.67 m. Holes were drilled on an approximate 25 m spacing and successfully identified a lens of massive sulphide immediately below the gossan pit. The best reported intersection was 9.15 m @ 2.78% Cu and 0.39% Zn in drill hole 11-4 and Table 5 provides a complete list of significant results at Hara Kilab. Prospection Ltd concluded that Hara Kilab comprises a small lens of massive sulphide, and that further work should be carried out to confirm this concept but this was never undertaken.

6.3.1.2	Mahab 2

Mahab 2 is notable for, and probably discovered by, the 500 m long orange ferruginous gossan visible at surface. There are also several slag dumps and a shaft in the immediate area, indicating the deposit was mined during ancient times.

Prospection Ltd established a local grid over the best developed, southern portion of the Mahab 2 gossan and carried out geological mapping, surface grab sampling and a ground EM survey. On the basis of the geological mapping, Prospection Ltd concluded that the Mahab 2 gossan was associated with a contact between volcanics and intrusive gabbro and cut by a number of diabase dykes. The ground EM survey failed to identify any shallow conductor beneath the gossan zone.

Prospection Ltd drilled seven diamond drill holes for 510.26 m on approximate 50 to 100 m strike spacing along the gossan. Disseminated and stringer type pyrite-chalcopyrite sulphide mineralisation associated with fractured and brecciated zones was encountered. A summary of results is shown in Table 5; the best intersection of which was 13.78 m @ 0.98% Cu in hole 12-2-4. The fractured and brecciated zones were interpreted to represent a regional scale shear zone and Prospection Ltd concluded that the drill results obtained at Mahab 2 were “marginal” with a recommendation for no further work.

6.3.1.3	Mahab 3

Mahab 3 is notable for, and probably discovered by, the 125 m long ironstone gossan visible at surface. There are also several slag dumps and pits in the immediate area indicating that the deposit was mined during ancient times.

Prospection Ltd established a local grid with dimensions of 500 m x 800 m over the Mahab 3 gossan and proceeded with geological mapping, surface grab sampling, and ground geophysical surveys. Geological mapping indicated that the Mahab 3 gossan is situated near a contact between andesitic to basaltic pillow lavas and a large pluton of intermediate composition.

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Ground geophysical surveys at Mahab 3 generally proved disappointing. Ground EM delineated two weak conductors beneath the gossan while a gravity survey failed to identify any anomalies of note. The magnetic survey was interpreted to reflect lithological trends; no extensions of mineralisation beyond the gossan were inferred.

Prospection Ltd drilled eight diamond drill holes on an approximate 40 m grid for 714.12 m at Mahab 3. The primary exploration target was sulphide mineralisation beneath the surface gossan. Drilling intersected an irregular mix of disseminated sulphide with narrow bands of massive sulphide associated with intermediate composition dykes intruded into andesitic to basaltic volcanics. A summary of the results at Mahab 3 are shown in Table 5 and the best intersections were 4.27 m @ 0.56% Cu and 1.54% Zn in drill hole 12-3-4 and 9.76 m @ 0.05% Cu and 1.11 % Zn in drill hole 12-3-6. Prospection Ltd recommended no further work be undertaken at Mahab 3.

6.3.1.4	Mahab 4

The prospect referred to as “Mahab 4” by Prospection Ltd is located about 900 m northeast of Gentor’s Mahab 4 discovery. The two are entirely different prospects in different stratigraphic settings.

During nearby exploration at Hara Kilab and Mahab 3, Prospection Ltd identified a number of gossanous outcrops along a 330 m strike ridge at a prospect they termed Mahab 4. Prospection undertook geological mapping and surface grab sampling in this area – copper values varied from the detection limit to 1.16%. Mapping data indicated that the area was comprised of basaltic pillow lavas and dykes which locally display silicification, local quartz veining and copper oxide products in the gossanous areas.

A local grid measuring 1,000 m x 600 m was established along the strike length of the gossan and used as a basis for ground based magnetic and EM surveys. These surveys indicated a broad, moderate conductor associated with a linear magnetic high that was situated beneath the gossanous zone.

Prospection Ltd drilled two diamond drill holes for 221.89 m in a scissor configuration at the southern end of Mahab 4. Both holes intersected basaltic rock with no mineralisation. Prospection Ltd considered the results of the drill program as “beneficial to the interpretation of PEM responses in contact situations” but did not recommend any further work.

6.3.2	Block 6

Prospection Ltd identified 20 targets within the modern Block 6 licence. Most of these were then followed up with a variety of techniques including prospect scale mapping, surface grab-sampling geochemistry and various ground-based geophysical investigations. In areas covered by younger rocks the emphasis was placed on geophysical techniques such as ground EM surveys, gravity surveys and IP surveys.

Prospection Ltd recommended targets 296A, 298A, 302A, 304A and 305A for follow up exploration. Of these, only 296A (subsequently renamed Fardah by JICA) was recommended for drilling due to the presence of several silica or carbonate bearing iron rich gossanous zones within prospective volcanics.

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6.3.2.1	Prospection target 296A (Fardah)

Prospection target 296A, subsequently referred to as Fardah by JICA and Gentor, was originally identified as a series of seven EM responses in the Prospection fixed wing EM survey.

Prospection Ltd established a 1,800 m x 800 m grid as a basis for all geological mapping, geochemical sampling and ground magnetics and EM. A gossanous zone with 1,200 m strike length was found to be associated with a pillow basalt – limestone contact. Surface geochemical sampling of this area produced no significant copper anomalism, but ground-based EM did identify a strong conductive response beneath the gossan. Prospection Ltd recommended that the gossan zone be tested by diamond drilling, but never completed this work.

Table 5: Summary of Prospection Ltd drilling results at Hara Kilab, Mahab 2, Mahab 3 and Mahab 4

Prospect	Hole	From (m)	To (m)	Downhole Intersection (m)	Cu (%)	Zn (%)	Comment
	11-1	No Data	No Data	No Data	No Data	No Data	No significant mineralisation
	11-2	18.26	26.97	8.71	2.58	0.12
	11-3	35.66	42.44	6.78	1.44	0.16
	11-4	16.76	20.72	3.96	0.43	0.09
	11-4	20.72	29.87	9.15	2.78	0.39
	11-4	29.87	34.44	4.57	0.52	0.34
	11-5	42.06	43.58	1.52	0.38	0.04
	11-6	35.89	40.53	4.64	0.24	0.02
	11-7	17.98	31.08	13.1	0.49	0.54
	11-7	31.08	37.18	6.1	1.96	2.54
Hara	11-8	24.99	35.96	10.97	0.23	0.05
Kilab	11-8	35.96	37.64	1.68	1.26	0.37
	11-9	28.57	29.87	1.3	0.22	2.05
	11-10	No Data	No Data	No Data	No Data	No Data	No significant mineralisation
	11-11	21.48	25.14	3.66	1.15	0.08
	11-12	No Data	No Data	No Data	No Data	No Data	No significant mineralisation
	11-13	No Data	No Data	No Data	No Data	No Data	No significant mineralisation
	11-14	17.52	28.34	10.82	0.11	0.08
	11-15	23.16	28.04	4.88	0.12	0.06
	11-16	29.41	39.85	10.44	0.19	0.05
	11-17	9.14	22.86	13.72	0.23	0.47
	11-18	No Data	No Data	No Data	No Data	No Data	No significant mineralisation

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Table 5 continued…

Prospect	Hole	From (m)	To (m)	Downhole Intersection (m)	Cu (%)	Zn (%)	Comment
	12-2-1	41.75	42.01	0.26	1.02	0.02
	12-2-2	31.4	51.2	19.8	0.85	0.01
Mahab	12-2-3	No Data	No Data	No Data	No Data	No Data	No significant mineralisation
2	12-2-4	33.83	47.61	13.78	0.98	0.01
	12-2-5	No Data	No Data	No Data	No Data	No Data	No significant mineralisation
	12-2-6	No Data	No Data	No Data	No Data	No Data	No significant mineralisation
	12-2-7	No Data	No Data	No Data	No Data	No Data	No significant mineralisation
	12-3-1	11.58	20.73	9.15	0.71	0.21
	12-3-1	28.84	37.4	8.56	0.36	0.77
	12-3-1	39.9	45.82	5.92	0.11	0.42
	12-3-1	21.34	45.82	24.48	0.14	0.38
	12-3-2	No Data	No Data	No Data	No Data	No Data	No significant mineralisation
Mahab	12-3-3	12.1	53.64	41.54	0.03	0.03
3	12-3-4	9.45	12.49	3.04	0.13	0.16
	12-3-4	12.49	16.76	4.27	0.56	1.54
	12-3-4	16.76	25.91	9.15	0.28	0.48
	12-3-5	17.07	28.34	11.27	0.16	0.08
	12-3-6	20.11	29.87	9.76	0.05	1.11
	12-3-6	38.4	42.06	3.66	1.01	0.01
Mahab	12-4-1	No Data	No Data	No Data	No Data	No Data	No significant mineralisation
4	12-4-2	No Data	No Data	No Data	No Data	No Data	No significant mineralisation

6.4	JICA

During the late 1990’s, JICA were invited by the Oman Government to undertake VMS exploration in the Semail Ophiolite following on from initial work done by Prospection, BRGM and OMCO. This work was mainly carried out on the central Batinah coast, in the region of the current Blocks 4, 5, Ghuzayn, 6 and 7 licence areas. Following a review of historic literature and existing data, JICA decided to focus their exploration on the Geotimes (V1-1) – Lasail (V1-2) horizon, effectively overlooking stratigraphically higher seafloor horizons that were later shown to host VMS mineralisation elsewhere in the Semail Ophiolite. JICA’s typical approach to VMS exploration was to identify the key areas where this seafloor position was present, and cover the down-dip areas with ground IP, and subsequent ground EM, in order to generate optimal massive sulphide drill targets.

6.4.1	Block 5

JICA focussed on three key areas within the modern Block 5: Maqail South, Hara Kilab – Mahab and Sarami. The location of these prospects is shown in Figure 6. JICA drilled seven diamond drill holes on these three prospects for a total of 1,837.65 m, but no economic copper mineralisation was discovered. Work undertaken at each of these targets is described in detail below:

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6.4.1.1	Maqail South

The area referred to as “Maqail South” by JICA encompasses a broad 4km by 3km area that includes Gentor’s Maqail South discovery. However, JICA’s key target at “Maqail South”, where they drilled three diamond holes, is located around 1km north of Gentor’s Maqail South discovery.

JICA identified the Maqail South area as a volcanic centre during data review and regional field reconnaissance. They recognised that the area was dominated by the Geotimes and Lasail units, separated by a well-developed umber unit locally displaying copper oxides.

JICA completed detailed geological mapping, surface grab-sampling, as well as Time Domain Induced Polarisation (“TDIP”) and Transient Electromagnetic (“TEM”) surveys at Maqail South. Geochemical sampling of umber developed on the Geotimes-Lasail position returned results of up to 1.12% Cu. An initial phase of TDIP on 200 m line spacings was carried out in 1998 (total of 15.4 line km). Several chargeability anomalies were identified particularly in the western and central parts of the survey area, but these were not followed up as no coincident resistivity low was present. The TDIP survey was extended six lines to the north in 1999 to cover a prospective structural zone, and this led to the identification of a significant metal factor anomaly.

JICA completed ground TEM over this northern metal factor anomaly and a second metal factor anomaly in the southern part of the regional structural corridor marked by linear gossanous zones in 1999. They identified the northern anomaly as the key target and proceeded to drill three diamond drill holes, totaling 719.45 m, targeting massive sulphide associated with the Geotimes-Lasail position. Drilling intersected minor sulphide disseminations within silicified Geotimes and Lasail lavas intruded by pyroxenites, but failed to identify any significant economic mineralisation. No further drilling was undertaken by JICA in the Maqail South area.

6.4.1.2	Dahwa

The Dahwa prospect was identified by JICA following a regional Induced Polarisation (“IP”) survey over the Hara Kilab grid across the Mahab area during 1999. This survey comprised twenty 200 m spaced lines for 24 line km, and extended roughly from the Hara Kilab deposit in the north to Gentor’s Mahab 4 in the south.

JICA identified a large scale chargeability response the the northern part of this region and a separate 400 m by 200 m chargeability anomaly at Dahwa to the east. Subsequent ground TEM over the latter area highlighted a roughly coincident, but weak conductor at depth. Two vertical diamond drill holes MJOB-H1 and MJOB-H2 totalling 602m were designed to test these geophysical responses at depth where it was hypothesised the Geotimes-Lasail position might be present. These holes intersected broad zones of disseminated and weak stringer mineralisation within pervasively silica-chlorite-clay altered volcanics which JICA considered to be hosted within Lasail Unit volcanics immediately below the Alley Unit contact. Minor disseminated chalcopyrite was logged and a single sample of semi-massive sulphide, returned 1.1% Cu from 160m in MJOB-H1, but results, summarised in Table 6, were otherwise disappointing. MJOB-H1 was stopped at about 350 m having failed to intersect the Geotimes-Lasail target seafloor position. No further work was recommended as JICA did not consider the Lasail-Alley seafloor to be prospective for VMS mineralisation.

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6.4.1.3	Sarami

JICA identified the Sarami target area following a regional IP survey in the broader Sarami region during 1999. This survey comprised twenty five 200 m spaced lines for 32.5 line km, and extended roughly between Gentor’s Sarami 1 prospect in the northwest and Gentor’s Sarami East prospect in the southeast.

JICA identified two primary metal factor anomalies from the IP work, Omah 1 and Omah 2, at Sarami which appear to lie within altered Lasail volcanics. Follow up ground TEM over both anomalies detected two moderate conductors in the central and western parts of Omah 1. Two vertical diamond holes were designed to test these geophysical responses at depth where it was hypothesised the Geotimes-Lasail position might be present.

MJOB-S1 and MJOB-S2 (total of 504.25 m), both intersected broad zones of pyrite disseminations and veinlets from shallow depth in moderately epidote-silica altered volcanics. JICA considered the mineralisation to be hosted within the Lasail Unit, and noted that it appeared to be associated with late dykes. Neither drill hole reached the Geotimes-Lasail target horizon so JICA recommended no further work be undertaken at Sarami.

6.4.2	Block 6

6.4.2.1	Fardah

Fardah was initially identified by Prospection during the 1970s. JICA conducted detailed mapping, surface grab sampling and ground TDIP and TEM over the area during 1996.

JICA drilled two diamond holes for 450.85 m at Fardah, MJOB-F1 and MJOB-F2, which were designed to test weak TDIP and TEM anomalies down-dip north from an exposed gossanous position interpreted to be in Lasail Unit overlain by Tertiary limestone. Neither hole intersected any significant mineralisation; JICA concluded that the gossanous zones identified at surface may have been formed by chemical weathering related to groundwater and was not significant.

Table 6: Summary of JICA drilling results at Dahwa, Sarami, Maqail South and Fardah

Prospect	Hole	From (m)	To (m)	Downhole Intersection (m)	Cu (%)	Zn (%)	Comment
Dahwa	MJOB-H1	166	170	4	0.76	-	Broad zones of weak disseminated
	MJOB-H2	?	?	-	-	-	to stringer mineralization
Sarami	MJOB-S1	-	-	-	-	-	No significant mineralisation
	MJOB-S2	-	-	-	-	-
Maqail	MJOB-M1	-	-	-	-	-
South	MJOB-M2	-	-	-	-	-	No significant mineralisation
	MJOB-M3	-	-	-	-	-
Fadah	MJOB-F1	-	-	-	-	-	No significant mineralisation
	MJOB-F2	-	-	-	-	-

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Gentor Resources NI 43-101	June 2012

6.4.2.2	Sanah

Sanah is notable for a broad zone (approximately 900 m x 100 m) of ferruginous conglomerate at the contact between Tertiary limestone and the underlying Semail volcanics. JICA conducted detailed mapping, surface grab sampling and ground TDIP and TEM at Sanah during 1996.

TDIP and TEM data from Sanah were similar to that at Fardah. Based on these findings, and given the disappointing drill results at Fardah, no drilling was carried out at Sanah. JICA concluded that the area was unlikely to host VMS-style mineralisation.

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Gentor Resources NI 43-101	June 2012

440,000 mE
460,000 mE
480,000 mE
500,000 mE
520,000 mE
2,660,000 mN
2,640,000 mN
2,620,000 mN
Legend
Regional Geology - Block 5 & 6
Author: Gentor; Date 29 June 2012
Alley Unit
Seafloor sediment
Geotimes/Lasail Units
Sheeted dykes
High-level gabbro
Cumulates
Intrusive
As Sahm
Zuha
Maqail South
Hara Kilab - Dahwa
Hara Kilab
Mahab 3
Mahab 2 East
Sarami
BLOCK 5
(GENTOR RESOURCES)
Ghuzayn 3
GHUZAYN BLOCK
(MAWARID)
Fardah
Sanah
BLOCK 6
(GENTOR RESOURCES)
Rakah
N

Figure 6: Previous exploration by JICA in Blocks 5 and 6

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Gentor Resources NI 43-101	June 2012

Historic mineral resource and reserve estimates

No compliant or reasonably complete historical Mineral Resources or Reserves statements are available for the Block 5 and Block 6 licences.

Past production

With the exception of ancient artisanal mining carried out at Hara Kilab, Mahab 3 and Mahab 2, no production is known from the Block 5 or Block 6 properties.

7	Geologic Setting and Mineralisation

7.1	Regional geology

The Semail Ophiolite is a 600 km long, 100 to 150 km wide and 5 to 10 km thick ophiolitic nappe located along the northeast coast of Oman. The ophiolite comprises a complete sequence from mantle ultramafics at the base to upper crustal mafic volcanics and pelagic sediments at the top. Figure 7 indicates the scale of the ophiolite by showing the distribution of the prospective upper mafic volcanic units adjacent to the northern coast of Oman. The Semail Ophiolite is widely held to be one of the best preserved and exposed sections of oceanic crust in the world. It has been radiometrically dated as between 97.9 Ma and 93.5 Ma, and is therefore part of the Tethyan Orogen.

Although the Semail Ophiolite appears to have been obducted as a single coherent sheet, it was subsequently disrupted by a series of crustal scale strike-slip and normal faults. This has led to the division of the Semail Ophiolite into a number of structural domains or blocks, each of which typically contains the full stratigraphic sequence.

Most of the mantle sequence in the Semail Ophiolite is composed of tectonised harzburgite, which represents the residual mantle from partial melting of primary spinel lherzolite. Early high-temperature orthopyroxene fabrics in the harzburgites probably represent mantle flow patterns that may map the presence of mantle diapirs below the spreading ridge. Melts generated in the upper mantle were formed in ridge-parallel linear magma chambers from which convecting magma was fed upward to form sheeted dykes. Tholeiitic picritic melts generated the crustal sequence, which comprises as much as 4 km of layered mafic and ultramafic rocks of the cumulate sequence, overlain by isotropic gabbros, diorites and trondhjemites. The cumulate sequence layered peridotites and gabbros represent the floor of the magma chamber. The Semail Ophiolite is generally thought to represent a fast-spreading ridge with an open, continually replenished magma chamber.

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Gentor Resources NI 43-101	June 2012

The upper part of the Semail Ophiolite comprises a 2 to 3 km thick sequence of mafic to intermediate volcanics that have been subdivided into four key units in Oman. This sequence is illustrated in Figure 8. The basal lava unit, termed the Geotimes or V1-1 Unit, is up to 1.5 km thick and consists of pillowed and massive basalts which directly overlie the ophiolitic sheeted dykes. Geochemically, this unit is transitional between mid-ocean-ridge basalt (MORB) and island arc-tholeiite - it is interpreted as having erupted close to a spreading axis in a marginal basin. The overlying lava unit, termed the Lasail or V1-2 Unit, is characterised by grey-green, small “bun” shaped pillows. In contrast to the Geotimes Unit, the Lasail Unit is laterally discontinuous - it forms a series of volcanic centres at approximate 30 to 40 km centres along the strike of the Semail Ophiolite. This unit forms a basic to acidic fractionation series with swarms of andesitic cone-sheets emanating from volcanic centres. The more evolved products include felsite lavas and sub-volcanic sheets which formed discrete seamounts. The Lasail Unit is stratrigaphically overlain by the Alley, or V2 unit. This upper volcanic sequence was considered generally thinner (up to 500 m thick) and more laterally persistent than the Lasail Unit particularly along the Batinah coast. However, in the northern Batinah particularly in the Shinas region the unit is at least 1-2km in a local volcanic centre, and its strong magnetic signature suggests it is a major mafic volcanic unit throughout the region. The Alley Unit also locally comprises basic to acid fractionated lavas related to specific plutonic centres and obsidian and rhyolite flows are aligned along NW-SE trending faults. The more fractionated, intermediate and acidic, extrusives in both the Lasail and the Alley volcanic units tend to occur together and have been interpreted as seamounts separated by other areas (inter-seamount) where only basaltic rocks are present as fissural eruptions.

Lastly, the highest extrusives, the Salahi Unit, are only exposed locally south of Lasail and, in contrast with those below, are of alkali composition. Volcanics of the Semail Ophiolite are interpreted to have formed at variable distances from a Late Cretaceous spreading axis and they show increasing subduction zone influence up-sequence. The latest alkalic lavas (Salahi Unit) are attributed to disruption of the ophiolite immediately prior to its regional emplacement over the Arabian margin (Partington, 2011).

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Gentor Resources NI 43-101	June 2012

N
420000
480000
540000
600000
660000
2760000
2720000
2680000
2640000
2600000
2560000
Shinas
Sohar
Yankul
Muscat
Legend
Author: Gentor; Date 29 June 2012
Roads
Towns
Tenements
Volcanics within ophiolite
Semail Lower Pillow Basalt
Semail Upper Pillow Basalt

Figure 7: Prospective volcanics in the Semail Ophiolite

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Gentor Resources NI 43-101	June 2012

Figure 8: Geological setting for VMS deposits in Oman

A series of Late Cretaceous to early Turonian metalliferous and pelagic sediments (or umbers) are situated between, and to some extent within, the four lava units described above. These sediments are widely considered to reflect background pelagic seafloor sedimentation during periods of volcanic quiescence. Metalliferous-oxide and pelagic sediments are commonly well developed on the Geotimes-Lasail contact where they can form a layer up to 2 m thick and represent the lowermost seafloor position in the volcanic pile. Significant umber development also occurs within the Lasail and Alley Units, where sediments can be several metres thick and outcrop over hundreds of metres. These sediment positions represent prime VMS exhalative stratigraphic targets. Similar sediments and pelagic chalks occur at the base of, and within, the alkalic Salahi extrusive lava unit, the stratigraphically highest lava unit.

Detailed structural mapping along the base of the Semail ophiolite has distinguished a distinct thrust sheet termed the Haybi complex, separating the imbricated Hawasina sedimentary rocks below from the Semail Ophiolite mantle sequence above. The rocks within the Haybi complex include amphibolite and greenschist facies rocks of the metamorphic sole, relatively unmetamorphosed alkalic and tholeiitic volcanic rocks of mainly Triassic age (Haybi volcanic group), Late Permian and Late Triassic Oman exotic limestone blocks and various sedimentary and tectonic melanges.

7.1.1	Geology of Block 5

The general geology of the Block 5 property is broadly similar to that described above in the regional geology section. Within Block 5, the ophiolitic stratigraphy typically strikes northwest – southeast with a moderate dip (20 to 40˚) towards the northeast, as can be seen in Figure 6. The mountainous western part of the licence area is dominated by harzburgites and related lithologies of the mantle portion of the ophiolite. Volcanics form a 2 to 3 km wide NW trending strip through the central licence. Further east, the volcanics are covered by a sequence of Tertiary sediments and recent wadi gravel deposits.

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Gentor Resources NI 43-101	June 2012

The volcanic portion of the Semail Ophiolite is very well exposed throughout the Block 5 licence. The basal Geotimes unit is reasonably continuous along strike within much of the licence. The Geotimes Unit is overlain to the east by the Lasail Unit, which is punctuated by a number of volcanic centres which tend to have a 10 to 15 km strike periodicity. The important Lasail volcanic centres from north to south are centred on Suhayli West, Shebibat/Maqail South, Mahab, Smeidi and Sarami. Further eastward, the Lasail Unit is overlain by the Alley Unit which is usually the uppermost exposed part of the volcanic package. Notable Alley volcanic centres are present in the Suhayli area in the north of Block 5 and in the Shafan area in the south of Block 5.

A series of regional scale transform faults separate the Semail Ophiolite into a number of segments or tectonic blocks along its 600 km strike length. Within the Block 5 property, these are manifested as strike perpendicular structures that delineate the Wadi Ahin, Hara Kilab-Mahab, Smeidi-Sarami and Doqal areas into individual structural blocks. These faults are interpreted to be obduction related and therefore to post-date mineralisation. Structural offset is typically in the order of 1 to 5 km with an apparent strike-slip sense of motion. In addition to these transform structures, major obduction-related thrust faults oriented parallel/sub-parallel to the ophiolite stratigraphy have resulted in repetitions of the prospective stratigraphy in the Mahab, Smeidi and Doqal areas of Block 5. As an example, stacked thrust sheets in the Mahab structural block preserve two parallel belts of the crustal portion of the ophiolite.

7.1.2	Geology of Block 6

The general geology of the Block 6 property is broadly similar to that described above in the regional geology section. Within Block 6, the ophiolitic stratigraphy typically strikes northwest – southeast with a moderate dip (20 to 40˚) towards the northeast. This was shown in Figure 6. The mountainous western part of the licence area is dominated by harzburgites and related lithologies of the mantle portion of the ophiolite. Volcanics form a 1 to 2 km wide NW trending strip through the central licence. Further east, the volcanics are covered by a sequence of Tertiary sediments mainly limestones and recent wadi gravel deposits.

The lower volcanic portion of the Semail Ophiolite is poorly developed in the Block 6 licence area. In particular, very few exposures of the prospective Geotimes or Lasail Unit are known in the licence area. The Alley Unit is well developed and well exposed and it dominates the limited volcanic exposure within Block 6.

The post-mineral transform and thrust faults described for Block 5 also affect the distribution of volcanic lithologies in the Block 6 property. The crustal portion of the Semail Ophiolite exposed in Block 6 is offset 15-20 km south-westward from similar rocks exposed in the Ghuzayn and Block 5 licences. It is unclear whether the stratigraphy exposed in the Block 6 property represents an offset equivalent of that in the Ghuzayn licence, or a much reduced set of volcanic rocks structurally preserved in a parallel thrust sheet. However, effectively the sequences in Block 6 appear to be less prospective than in Block 5.

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Gentor Resources NI 43-101	June 2012

7.2	Prospect Geology and Mineralisation

A large number of prospects in Blocks 5 and 6 including VTEM anomalies and historical prospects were originally defined by Gentor for initial evaluation during 2010-2011. Many of these prospects are of minor importance, are cultural in nature or not significantly mineralised and are therefore not considered of material importance to this current evaluation. Many prospects are thus not discussed in detail but are mentioned in required exploration summary tables. The section below provides data on the main prospects that have been subjected to detailed Gentor field evaluation, grid surveys and drilling to date.

The geology and mineralisation within nine of these key prospects, including the two resource targets, at Mahab 4, Maqail South, Mahab 4 Extended, Maqail South Extended, Hara Kilab, Dahwa, Maqail, Mahab 3 and Mahab 2 are described. These prospects are all located in Block 5 as can be seen in Figure 6.

7.2.1	Mahab 4

A photograph of the Mahab 4 deposit can be seen in Figure 9. The mineralisation outcrops at the base of the hill and runs parallel to it.

Figure 9: Photograph of the Mahab 4 deposit

Mineralisation at Mahab 4 comprises a northward plunging high grade massive sulphide body underlain by semi-massive sulphide and quartz vein stringer mineralisation. Massive sulphide, semi-massive sulphide and quartz vein stringer mineralisation is broadly bound to the west and east by two north-south oriented west dipping faults, the Mahab 4 Main Fault to the west and Mahab 4 East Fault to the east, and is shown in the two cross sections as Figure 10 and Figure 11. Mineralisation has a total strike length of 325 m and is closed to the north and south, probably due to the convergence of the Mahab 4 Main Fault and Mahab 4 East Fault in these areas. The width of mineralisation is controlled by the distance between the Mahab 4 Main and East Faults, which varies but is typically 10 m to 30 m. quartz vein stringer mineralisation has been defined to a depth of around 140 m below surface, and remains open below this.

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Gentor Resources NI 43-101	June 2012

Massive sulphide mineralisation at Mahab 4 is developed on the Geotimes-Lasail seafloor, while semi-massive sulphide and quartz vein stringer mineralisation is developed within the underlying Geotimes Unit footwall. The Geotimes and Lasail Unit dip 30 to 40 degrees towards the northeast at Mahab 4 and the geological setting can be seen in plan view in Figure 12. Umbers are locally developed within the Lasail volcanics, but are not traceable along strike for more than 50 m. An intrusive complex of intermediate composition (trondhjemite) outcrops 800 m to the north. Massive sulphide mineralisation at Mahab 4 plunges towards the north and outcrops in the southern portion of deposit where gossanous subcrop is visible at surface. Drilling has defined supergene enriched copper massive sulphide below the oxide zone, typically at a depth of 10 to 20 m below surface. The transition from supergene enriched to primary massive sulphide is usually located around 25 m to 30 m below surface.

Figure 10: Mahab 4, Section 1

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Gentor Resources NI 43-101	June 2012

Figure 11: Mahab 4, Section 4

37

Gentor Resources NI 43-101	June 2012

468,600 mE
468,700 mE
468,800 mE
2,656,400 mN
2,656,300 mN
2,656,200 mN
2,656,100 mN
2,656,000 mN
Mahab 4 Summary
Author: Gentor; Date 29 June 2012
Drillhole
Measurement - structural
Measurement - strat
Fault
Massive Sulphide
Semi-massive Sulphide
Quartz Vein Stringer
Alluvium
Lasail Basalt (V1-2)
Umber
Geotimes Basalt (V1-1)
Sheeted Dykes
N
Section6
Section5
Section4
Section3
Section2
Section1
Section0
Section1S
B5MB4D080
B5MB4D077
GRB5D045
GRB5D041
B5MB4D089
B5MB4D071
B5MB4D088
B5MB4D074
B5MB4D091
GRB5D047
GRB5D039
GRB5D035
B5MB4D083
B5MB4D093
GRB5D042
B5MB4D095
GRB5D028
GRB5D030
GRB5D032
B5MB4D082
B5MB4D086
GRB5D0011
GRB5D026
GRB5D0020
B5MB4D075
GRB5D025
B5MB4D097
B5MB4D079
B5MB4D100
B5MB4D084A
GRB5D003
GRB5D005
B5MB4D064
GRB5D006
GRB5D050
GRB5D008
B5MB4D072
GRB5D048
B5MB4D066
B5MB4D067
B5MB4D103
GRB5D052
B5MB4D063
B5MB4D070
B5MB4D059
GRB5D054
B5MB4D057
B5MB4D069
B5MB4D061
GRB5D055
50m

Figure 12: Mahab 4, geological map showing drill holes and mineralised intersections

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Gentor Resources NI 43-101	June 2012

The Mahab 4 Main Fault truncates the mineralised Geotimes-Lasail position at Mahab 4, it is therefore considered to have been active following the deposition of the Lasail Unit. The apparent sense of motion is up to the west, but it is not clear whether this movement was reverse or normal. Drill results indicate that massive sulphide mineralisation thickens towards this structure, perhaps indicating the Mahab Main Fault was a syn-mineralisation structure later reactivated following deposition of the Lasail Unit.

The Mahab 4 Eastern Fault offsets the mineralised Geotimes-Lasail seafloor position but not marker umber horizons in the Lasail Unit hanging wall. As such, the Mahab 4 Eastern Fault is considered to have been active during the massive sulphide deposition at Mahab 4. It probably controlled the formation of a half-graben in which massive sulphide was mostly deposited into.

7.2.2	Maqail South

Mineralisation at Maqail South comprises a flat-lying massive sulphide body locally underlain by a proximal weakly developed semi-massive sulphide and quartz vein stringer mineralisation. This is illustrated in the cross sections in Figure 13 and Figure 14. Massive sulphide mineralisation has a total strike extent of about 100 m and down-dip extent of about 80 m and is closed in all directions where massive sulphide thins laterally into magnetite rich metalliferous sediments/umbers. Massive sulphide has a maximum thickness of around 13 m in the central part of the seafloor mound, in the vicinity of GRB5D031. Massive sulphide is mostly situated 30 m to 70 m below surface and does not outcrop or is exposed. Quartz vein stringer mineralisation has been defined to a depth of 70 m below surface, but it contains only patchy copper and becomes progressively weaker with depth.

Figure 13: Maqail South, Section 6

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Gentor Resources NI 43-101	June 2012

Figure 14: Maqail South, Section 7

Massive sulphide mineralisation at Maqail South is developed on the Geotimes-Lasail seafloor, while semi-massive sulphide and quartz vein stringer mineralisation is developed within the underlying Geotimes Unit footwall. The geological setting of the mineralisation is shown in the plan in Figure 15 in which the red square marks the rough boundary of mineralisation. The Geotimes and Lasail Unit dip 10 to 30˚ towards the SE at Maqail South. Plutonic to sub-volcanic rocks, dykes and sills of intermediate composition (trondhjemite) intrude this sequence in the central and southwest parts of the prospect. Umbers at two key stratigraphic positions are developed within the Lasail Unit hanging wall, and are traceable along strike mainly to the north for around 750 m.

40

Gentor Resources NI 43-101	June 2012

453,400 mE
453,450 mE
453,500 mE
453,550 mE
453,600 mE
453,650 mE
2,661,400 mN
2,661,350 mN
2,661,300 mN
2,661,250 mN
2,661,200 mN
2,661,150 mN
2,661,100 mN
2,661,050 mN
2,661,000 mN
N
B5MQSD096
GRB5D037
B5MQSD098
GRB5D040
GRB5D036
Section8
B5MQSD092
GRB5D007
B5MQSD104
GRB5D027
GRB5D031
B5MQSD105
GRB5D0023
GRB5D0024
Section7
B5MQSD094
GRB5D034
Section6
GRB5D0021
B5MQSD101
Section4
B5MQSD099
GRB5D004
B5MQSD106
GRB5D0022
Section5
Section3
Section 4
B5MQSD108
Section 3ext
Section 2
B5MQSD110
Section 2ext
B5MQSD113
Section 1
B5MQSD118
MQS_ac
Maqail South Summary
Author: Gentor; Date 29 June 2012
Drillhole
Measurement - structural
Measurement - strat
Fault
Massive Sulphide
Semi-massive Sulphide
Quartz Vein Stringer
Gossan
Lasail Basalt (V1-2)
Umber
Geotimes Basalt (V1-1)
Sheeted Dykes

Figure 15: Maqail South geological plan showing drillholes and mineralisation intersections

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Gentor Resources NI 43-101	June 2012

7.2.3	Mahab 4 Extended

Mahab 4 Extended is located in the area surrounding the Mahab 4 VMS discovery. The primary exploration target is the key Geotimes-Lasail stratigraphic position along strike to the north and southeast of the known mineralisation at Mahab 4, and also down-dip to the east of it.

As shown in Figure 16, Mahab 4 Extended is dominated by moderately (30 to 40˚) northeast dipping Geotimes and Lasail pillow lavas with minor umbers. These units extend around 750 m along strike to the north of Mahab 4, where they are truncated by trondhjemite, and about 1500 m along strike to the southeast of Mahab 4, where they are truncated by a major crustal scale E-W structure. North-south trending syn-mineral seafloor faults appear to control mineralisation at Mahab 4, and probably also in the prospective but untested sequence down-dip to the east. Strong footwall alteration is well developed alonge strike to the south of the deposit and gossanous umber situated on the Geotimes-Lasail seafloor is exposed in a small outcrop 500 m to the southeast of Mahab 4.

Much of this prospective sequence, particularly to the east of the Mahab 4 Main Fault, is mantled by 5 to 10 m of wadi gravel and will require more geophysical and drilling evaulation.

Figure 16. Mahab 4 Extended plan showing prospective VMS stratigraphy in the area

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Gentor Resources NI 43-101	June 2012

7.2.4	Maqail South Extended

Maqail South Extended encompasses the area surrounding the Maqail South VMS discovery, as can be seen in Figure 17. The primary exploration target is the Geotimes-Lasail position along strike to the south and down-dip at depth to the east.

43

Gentor Resources NI 43-101	June 2012

453,200 mE
453,600 mE
454,000 mE
454,400 mE
2,661,200 mN
2,660,800 mN
2,660,400 mN
2,660,000 mN
2,659,600 mN
2,659,200 mN
N
Maqail South VMS discovery
B5SBWD136
B5SBWD137
B5SBWD138
Shebibat West
Hayl West
B5HYWD111
B5MB4D083
Maqail South Extended
Author: Gentor; Date 29 June 2012
Anomalous grab sample
Gentor DD hole
Measurement - struc
Measurement - strat
Fault (inferred)
Fault
Alluvium
Alley Basalt (V2)
Lasail Basalt (V1-2)
Trondhjemite
Geotimes Basalt (V1-1)
Sheeted Dykes

Figure 17: Maqail South plan showing exploration prospects in the area

44

Gentor Resources NI 43-101	June 2012

Maqail South Extended is dominated by shallow (10 to 30˚) east dipping Geotimes and Lasail pillow lavas. These units are truncated immediately north of Maqail South by a major NNW trending structure which offsets the prospective stratigraphy 1.5 km north-northwestward to the Shebibat North area. The prospective stratigraphy extends approximately 2 km southward towards Hayl West, where it appears to terminate abruptly or is faulted against a large Alley Unit volcanic centre to the east. The Maqail South Extended target area contains a significant volume of trondhjemite and a large thickness of Lasail Unit volcanics, thus it is considered to be an important Lasail volcanic centre.

To the east the structural zone cutting off the down dip part of Maqail South appears to comprise gossanous alteration zones related to both Lasail and Alley Units in the vicinity of Shebibat West as shown in Figure 17.

7.2.5	Hara Kilab

Hara Kilab is located 6 km northwest of the Mahab 4 VMS discovery and 900 m east-southeast of a small village named Al Ghashnah. It was discovered by Prospection Ltd in the 1970s following the identification of a large gossanous exposure with associated slag dumps. Prospection Ltd drilled 18 diamond holes totaling 1006 m and defined a minor massive sulphide body located 20 m to 40 m below surface.

Prospection Ltd recommended that further exploration be undertaken in the area, but this work was never carried out.

Hara Kilab is structurally preserved at the western most extent of the Mahab block stratigraphy, which also hosts the Mahab 4 and Mahab 3 VMS deposits. The Hara Kilab Gossan and surrounding Geotimes volcanics are bound to the north and south by two major thrust faults, both of which juxtapose Semail Ophiolite volcanics with younger sediments of the Batinah Olistostrome. The gossan itself covers approximately 170 m x 60 m and frequently contains copper oxide minerals.

Mineralisation at Hara Kilab comprises a southwest dipping massive sulphide body and a well-developed QSV zone which outcrops at surface forming a gossan. The gossan has been worked historically and numerous slag dumps are present in the immediate area. Gentor drilling at Hara Kilab indicates that massive sulphide mineralisation at Hara Kilab is situated on the Geotimes-Lasail seafloor position and that the hanging wall Lasail Unit volcanics are located stratigraphically below massive sulphide thus implying an overturned stratigraphic sequence. The map of the Hara Kilab prospect in Figure 18 shows the volcanics hosting massive sulphide are bound to the north and south by two major thrust faults which juxtapose younger sediments of the Batinah Olistostrome.

Massive sulphide at Hara Kilab has a maximum recorded thickness of around 12 m and extends along strike for 130 m, but it thins out laterally along strike into magnetite in the SE and into a mineralised thin metalliferous umber in both dip directions. Primary massive sulphide at Hara Kilab contains high copper grade with intersections reported by Prospection averaging 2.3% Cu over 11.89 m in HK11-04 and 2.58% Cu over 8.69 m in HK11-02, with maximum grades of 6% Cu. A summary of Prospection Ltd’s drill intersections can be found in Table 5. Gentor drilling verifies these results. GRB5D0010 has similar grades with a maximum of 6.64% Cu and a best intersection of 5.54 m @ 3.96% Cu and 0.33% Zn from 32.19 m downhole in GRB5D0010. Gentor drill intersections at Hara Kilab are summarised in Table 19.

45

Gentor Resources NI 43-101	June 2012

464,400 mE
464,500 mE
464,600 mE
2,660,000 mN
2,659,900 mN
N
Section 0
Section 1
Section 1.5
Section 2
Section 3
Section 3.5
Section 4
Section 4.5
Central Section
HKB_a
HKB_b
HKB_c
HKB_d
HKB_e
HKB_f
HK11-01
HK11-02
HK11-03
HK11-05
HK11-07
HK11-08
HK11-09
HK11-10
HK11-11
HK11-12
HK11-13
HK11-14
HK11-15
HK11-16
HK11-17
HK11-18
GRBSD0010
GRBSD0012
GRBSD0014
50m
Hara Kilab Legend
Author: Gentor; Date 29 June 2012
Gentor hole
Prospection hole
Road
Fault
Major thrust
Alluvium
Limestone scree
Limestone
Alley Unit
Gossan
Geotimes Unit

Figure 18: Hara Kilab geological plan and location of drillholes

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Gentor Resources NI 43-101	June 2012

7.2.6	Dahwa

Dahwa is located around 2 km to the north of the Mahab 4 VMS discovery and 1 km east-northeast and down dip of the Mahab 3 VMS deposit discovered by Prospection Ltd. Dahwa was identified by JICA following ground IP and EM surveys over the area during the late 1990s. This work delineated a 400 m x 200 m chargeability anomaly with a roughly coincident TEM response.

Dahwa is dominated by moderately east to northeast dipping Alley Unit volcanics at surface. Lasail Unit volcanics are exposed approximately 300 m to the west of the prospect, but any seafloor separating the two units is not exposed at surface or in current drilling. The Alley Unit in the central part of the prospect is unaltered and strongly amygdaloidal with excellent pillow development. The northern, updip, part of the prospect contains significant areas of strong ferruginous alteration and gypsum development at surface, which may be associated with the Lasail-Alley Unit contact. The boundary between fresh and altered material is associated with a strong NW-SE oriented magnetic contrast trend and magnetic low zone.

Airborne VTEM data indicate that no significant conductive body is present at open-pittable depths at Dahwa. However, JICA and Gentor TEM surveys indicated a large deep conductor may be present and drilling has identified a large phyllic alteration zone with disseminated to stringer mineralisation that locally contains significant gold, copper and zinc grades. This alteration zone is mostly located 100 m to 150 m below surface and remains open in all directions. It appears to be associated with the Lasail-Alley Unit contact, which may be correlative with the stratigraphic position of the 8 Mt Mandoos deposit discovered by Mawarid Mining in Block 1.

7.2.7	Mahab 3

Mineralisation at Mahab 3 comprises a minor massive sulphide body dipping towards the ENE. Massive sulphide outcrops at surface to form a narrow linear gossan 120 m in length which has been worked historically with numerous shallow pits and scrapes visible in the area and a large slag dump is also present 80 m northeast of the gossan. East-northeast dipping Geotimes Unit volcanics form the footwall to the mineralisation to the west of the gossan, while a large intrusive of intermediate composition (trondhjemite) appears to truncate mineralisation down dip to the east, as shown in Figure 20. The true thickness of primary massive sulphide intersected at Mahab 3 is approximately 3 m as indicated by four holes drilled by Gentor to confirm the Prospection results and also test a weak VTEM anomaly along strike. This work suggested the deposit was totally constrained at depth by the trondjemite intrusion.

Primary massive sulphide at Mahab 3 is pyrite dominated, but also contains chalcopyrite, sphalerite and pyhrrotite in varying amounts. Chalcopyrite typically forms minor blebs, whereas sphalerite is blebby to massive. Copper grade in primary massive sulphide is typically less than 1%, whereas zinc grade is strongly variable, ranging from detection limit to up to 20% where massive sphalerite is observed. The upper, oxidised portion of the massive sulphide body contains significant gold and several samples returned values between 1 and 4 g/t Au.

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468,300 mE
468,400 mE
468,500 mE
468,600 mE
468,700 mE
468,800 mE
468,900 mE
2,658,900 mN
2,658,800 mN
2,658,700 mN
2,658,600 mN
2,658,500 mN
2,658,400 mN
2,658,300 mN
2,658,200 mN
2,658,100 mN
2,658,000 mN
N
B5DHWRC01
B5DHWRC02
B5DHWRC03
MJOB-H2
GRB5D029
MJOB-H1
GRB5D033
B5DHWRC04
Dahwa Legend
Author: Gentor; Date 29 June 2012
Anomalous grab sample
Measurement - stratigraphy
Measurement - structure
Gentor RC hole
Gentor DD hole
JICA DD hole
Inferred fault zone
Wadi cover
Alley Unit (altered)
Alley Unit
Lasail Unit (altered)
Lasail Unit

Figure 19: Dahwa geological plan showing drillholes and grab sampling

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467,600 mE
467,650 mE
467,700 mE
467,750 mE
467,800 mE
2,658,200 mN
2,658,150 mN
2,658,100 mN
2,658,050 mN
2,658,000 mN
2,657,950 mN
2,657,900 mN
MH12-3-5
MH12-3-7
MH12-3-2
MH12-3-1
GRB5D0015
MH12-3-3
GRB5D0013
VB5_20
MH12-3-8
GRB5D0017
GRB5D0018
Mahab 3 Legend
Author: Gentor; Date 29 June 2012
Measurement - strat
Measurement - structure
Prospection DD hole
Gentor DD hole
VTEM anomaly
Inferred fault zone
Wadi cover
Trondhjemite
Gossan
Volcanics (V1-1 + V1-2?)
Sheeted Dykes

Figure 20: Mahab 3 geological plan showing Prospection Ltd drillholes and current holes by Gentor

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7.2.8	Maqail

As shown in Figure 21, Maqail is located 4 km northeast of the Maqail South close to the main Shebibat-Sohar highway. It was initially identified by Bishimetal who noted a number of massive sulphide boulders in a gossanous road exposure, and also reported the presence of massive sulphide boulders in historic water wells. Bishimetal and JICA completed prospect scale mapping, surface sampling and frequency domain IP during the 1990s but did not undertake any drilling as they considered the target was too weakly developed.

Maqail is dominated by fractured to strongly brecciated Alley Unit (V2) volcanics and associated umber horizons up to several metres thick that dip moderately towards the north. Several outcrops of gossanous breccia horizons up to 6 m thick are visible in the northern part of the prospect particularly near the main road. Maqail is located immediately south of a regional scale thrust fault that juxtaposes highly conductive sedimentary and volcanic exotics of the Batinah Olistostrome against Alley Unit volcanics.

Figure 21: Maqail geological plan showing Gentor RC and diamond drilling

7.2.9	Mahab 2

Mineralisation at Mahab 2 comprises disseminated and stringer sulphide mineralisation with a large previously worked related oxide zone at surface. It is hosted by dolerites of the Sheeted Dyke Unit, which is structurally juxtaposed against a large ultramafic intrusive immediately to the northeast. Mineralisation appears to be controlled by a major northwest-southeast trending shear zone that can be mapped for several kilometres northwest and southeast of Mahab 2. It is unclear whether the structurally controlled mineralisation at Mahab 2 represents a feeder zone for a now eroded VMS deposit higher in the stratigraphy or is a later structural event.

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A large linear gossan up to 15 m wide is mappable along 1 km of strike at Mahab 2, as shown in Figure 22. Numerous shallow scrapes and small holes along with slag dumps provide evidence of significant historical artisanal mining in the area. Gossanous zones are sporadically visible for 1 km along strike at Mahab 2.

Limited drilling by Prospection and Gentor indicates that pyrite–chalcopyrite sulphide mineralisation is steep to moderately dipping and that it appears to be truncated at depth by ultramafic extrusives exposed at surface to the east. Gold and zinc grades are negligible.

Figure 22: Mahab 2 geological plan showing Prospection drilling and current holes by Gentor

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8	Deposit Types

8.1	Cyprus-type VMS Deposits

Gentor is exploring for Cyprus-type VMS mineralisation in the Cretaceous Semail Ophiolite of Oman. Cyprus-type VMS deposits are believed to form at active oceanic spreading centres where enhanced hydrothermal circulation leads to the formation of seafloor vents or “black smokers” as in the model depicted in Figure 23. These vents inject a metal saturated solution into the water column, but the rapid drop in temperature leads to the rapid precipitation of metal onto the seafloor. This process commonly occurs simultaneously at a number of locations at the same time within a given hydrothermal field. Modern hydrothermal vents in mid-ocean ridge settings are often cited as a probable modern analogue for Cyprus-type deposits in ancient ophiolites, although there is some debate as to whether they represent mid-ocean ridges or supra-subduction settings in extensional back-arc basins. The origin of these deposits at submarine hot springs is widely accepted, and more than a decade of seafloor research at active hydrothermal vents has not significantly changed the genetic models for these mineral systems.

Cyprus-type VMS deposits are important historical sources of copper and zinc and often also contain economic concentrations of Au and Ag. They occur on and below fossil seafloors, generally within mafic to intermediate volcanic rocks and lesser metalliferous sediments/umbers. Mineralisation is comprised of two key zones, a massive sulphide zone and an underlying stringer zone.

Figure 23: Schematic mineralisation model for Cyprus-style VMS systems

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Massive sulphide forms on the seafloor and tends to develop a mound, lens or sheet-like geometry oriented parallel to the volcanic stratigraphy or bedding. Most Cyprus-type massive sulphide deposits consist of a single discrete body, although some include vertically-stacked mineralised bodies at a series of stratigraphic positions. The deposits are usually described as low-relief mounds, having a relatively flat hanging wall contact with the overlying sediments or pillow lavas. They commonly have a distinctive asymmetric shape which is attributed to the influence of syn-mineral seafloor growth faults or a related graben wall. In some instances, the upper portions of seafloor massive sulphide deposit is comprised of conglomeratic mineralisation which contains clasts and larger blocks of massive pyrite in a matrix of friable, sandy pyrite. This zone is generally underlain by massive sulphide mineralisation consisting of fine to coarse grained granoblastic pyrite and chalcopyrite, often with abundant vuggy cavities. Massive sulphide mineralisation is locally cut by late veins of colloform-banded pyrite and often becomes increasingly brecciated upward. In some cases, fossilised worm tubes have been recognised in the pyritic breccias and fragments of chimney structures are also observed. However, progressive brecciation of the massive sulphides and continuous hydrothermal recrystallisation means that these primary features are only rarely preserved in the massive sulphide lenses (Hannington, Galley, Herzig, & Petersen, 1998).

Massive sulphide mineralisation is typically underlain by a metres thick basal zone of quartz-pyrite breccia, which is in turn underlain by stockworkmineralisation representing the stringer zone. The transition between massive sulphide and quartz-pyrite breccia ores is generally interpreted to represent the top of the volcanic pile (i.e., seafloor) at the time of mineralisation. Stringer mineralisation develops in the volcanic footwall to the massive sulphide zone, and is often controlled by syn-volcanic structures which focus fluid flow from the wider hydrothermal system. Stringer zones have a characteristic pipe-like morphology in plan view, resulting in a distinctive funnel-shaped appearance in cross section. They are associated with broader zones of strong hydrothermal alteration – the key minerals include silica, chlorite, epidote and a variety of iron oxides. The alteration assemblages of the footwall alteration zone are, from core outwards:

•	Silica zone, found in the most intensely altered examples, resulting in complete silica replacement of the host rocks, and associated with chalcopyrite-pyrite stringer zones.

•	Chlorite zone, found in nearly all examples, consisting of chlorite +/- sericite +/- silica.

•	Sericite zone, found in nearly all examples, consisting of sericite +/- chlorite +/- silica

•	Silicification zone, often gradational with background silica-albite metasomatism.

Massive sulphide generally has significantly higher base metal and precious metal grades than the underlying stringer zone. Chalcopyrite is typically the key copper sulphide mineral – it locally fills open spaces in the conglomeratic massive ore, but is most abundant in quartz-pyrite veins that crosscut the earlier massive sulphide breccias. Sphalerite is reasonably common in Cyprus-type deposits, and is often zoned towards the upper and distal portions of the massive sulphide mound. Sphalerite was either deposited from late-stage, hydrothermal fluids or was remobilised from the underlying massive sulphides during successive hydrothermal events. Precious metal concentrations in primary Cyprus-type massive sulphide deposits range from 0.1 g/t Au to 2 g/t Au and from less than 5 g/t Ag up to 70 g/t Ag, however oxide zones derived from massive sulphide are commonly strongly enriched in gold and silver and may be economically exploited separately to the sulphide deposits.

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8.1.1	Cyprus-type VMS Deposits in Oman

Among the best exposed and least-deformed examples of Cyprus-type VMS mineralisation in ancient ophiolites occur in the Troodos Massif of Cyprus and the Semail Ophiolite of Oman. Ophiolitic rocks in these two regions are preserved along a suture zone representing the final closure of the Tethys Ocean at the end of the Cretaceous. The morphology, mineralisation types, mineralogy, and geochemistry of the Cyprus-type deposits in Cyprus and Oman are generally similar.

Approximately 50 VMS related copper occurrences are known along the 500 km strike length of the Semail Ophiolite in Oman. Most known VMS deposits are clustered into “camps” with a strike spacing of around 25 km to 50 km. These clusters often consist of three to four individual mineralised bodies within a one to two kilometre radius - there is some suggestion that the clustering is related to enhanced hydrothermal circulation associated with the emplacement of Lasail Unit volcanic centres. The majority of the known Cyprus type-VMS deposits in Oman are associated with the key Geotimes-Lasail seafloor position, but other significant seafloor positions include inter-Alley Unit seafloors and possibly the Lasail Unit – Alley Unit seafloor.

8.1.2	Key exploration criteria

Given the above characteristics of Cyprus-type VMS deposits both globally and within Oman, Gentor has developed the following key exploration criteria:

•	Seafloor control: identify key seafloor positions – primarily the Geotimes-Lasail position but also other stratigraphically higher positions (e.g., Lasail-Alley position and intra-Alley Unit positions (e.g., Shinas)

•	Structural control: identify key syn-seafloor structures

•	Heat source: identify areas likely to have hosted enhanced hydrothermal systems – trondhjemites and Lasail and Alley Unit volcanic centres

•	Surface expression: gossans, slag and footwall silica-chlorite-epidote-iron oxide alteration

•	Geochemical anomalism in grab samples: Cu, Zn, Au and Ag

•	Geophysical anomalism: Massive sulphide is a strong conductor identified by VTEM/ground EM

•	Geophysical anomalism: Disseminated and stringer sulphide in the footwall zone chargeable – IP

•	Geophysical anomalism: Footwall alteration associated with VMS formation destroys primary magmatic magnetite giving magnetic lows seen in VTEM magnetics

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9	Exploration

9.1	Database Development

Gentor has undertaken rigorous collection of historic exploration and development data since December, 2009. This information has led to the development of a Geographic Information System (GIS) database containing a range of spatial and non-spatial data. All relevant information available from the Ministry of Commerce and Industry (“MCI”) on the geology, mineralisation and previous exploration of Cyprus-type VMS in Oman has been acquired. This data is generally in the form of various paper reports, maps and tables from previous workers and has had to be digitised into a GIS environment in order to allow plotting and modelling.

Gentor has undertaken continuous exploration on the Block 5 and Block 6 licence areas since March, 2010. Data from these exploration activities has been systematically captured and integrated with the historical data to create a single coherent GIS database.

9.2	Exploration Techniques

9.2.1	VTEM Survey

Gentor commissioned an airborne Versatile Time Domain Electromagnetic (VTEM) survey over the Block 5 and 6 licence areas in early 2010. The summary results of this survey can be seen in Figure 24. This survey was carried out in March and April of 2010 by Geotech Airborne Limited (Geotech) and was designed to cover the prospective volcanic component of the Semail Ophiolite on 100 m spaced flight lines. It included a magnetometer and DTM radar in addition to the VTEM system and the results of the magnetometer survey can be seen in Figure 25. The survey parameters, instrumentation specifications, processing protocols and resultant geophysical maps are detailed in the report by Geotech (Geotech Airborne Limited, 2010). Geophysical interpretation was carried out by Mr. Gavin Selfe, an experienced South African based Geophysical Consultant.

9.2.1.1	Block 5

Forty six VTEM conductors were identified in Block 5 on completion of the VTEM survey. Each target was assigned a geophysical ranking (priority 1, 2 and 3) by Mr Gavin Selfe, with priority 1 targets considered most likely to represent VMS mineralisation and priority 3 targets least likely. The original 46 VTEM anomalies were subsequently sub-divided into 7 priority 1 targets, 19 priority 2 targets and 20 priority 3 targets.

9.2.1.2	Block 6

Thirteen VTEM conductors were identified in Block 6 on completion of the VTEM survey. Each target was assigned a geophysical ranking (priority 1, 2 and 3) by Mr Gavin Selfe, with priority 1 targets considered most likely to represent VMS mineralisation and priority 3 targets least likely. The original 13 VTEM anomalies were subsequently sub-divided into 1 priority 1 target, 5 priority 2 targets and 7 priority 3 targets.

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9.2.1.3	Survey Interpretation And Target Generation

Figure 24 shows the results of Gentor’s VTEM survey in the Block 5 and Block 6 licence areas. Red colours represent areas of highly conductive rock while blue areas represent less conductive material. The well-defined NW-SE trending band of high conductivity along the northeastern portion of the survey area represents conductive cover sediments overlying the prospective volcanic stratigraphy of the Semail Ophiolite. The broad blue areas through the central survey area represent generally resistive gabbros, sheeted dykes and mafic volcanics. VTEM anomalies with a VMS origin are characteristically discrete ‘bullseye’ type conductors surrounded by a less conductive background. They are generally of a certain size, several hundred metres in diameter, which reflects the size of the source sulphide body.

Gentor carried out a program of ground truthing on completion of geophysical target ranking to eliminate any anomalies with a suspected cultural origin. Five anomalies in the Block 5 licence area and nine anomalies in the Block 6 licence area were thus identified as “cultural”. Field checking of each VTEM target also allowed the anomalies to be assessed in terms of Gentor’s key exploration criteria as detailed in section 10 of this report. Each target was thereby ranked in terms how prospective it was for Cyprus-type VMS mineralisation - high priority VTEM anomalies located in favourable stratigraphic or structural settings were assigned a high ranking and vice versa. This ranking system was used to prioritise subsequent drill testing of the VTEM anomalies in the Block 5 and Block 6 licence areas.

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Legend
Author: Gentor; Date: 29 June 2012
VMS deposit
VTEM - 1st priority
VTEM - 2nd priority
VTEM - 3rd priority
City
Highway
Gentor Project Area
Tenement
VTEM Conductivity
6.36
4
2
0
N
Zuha
To Sohar
As Sahm
Al Khaburah
Maqail South
Hara Kilab
Mahab 3
Mahab 4
BLOCK 5
(AL FAIRUZ MINING)
Ghuzayn 3
GHUZAYN BLOCK
(MAWARID)
To Muscat
BLOCK 6
(AL ZUHRA MINING)
Hayl As Safil
Daris

Figure 24: Results for Gentor's VTEM survey over Blocks 5 and 6

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Legend
Author: Gentor; Date: 29 June 2012
VMS deposit
VTEM - 1st priority
VTEM - 2nd priority
VTEM - 3rd priority
City
Highway
Gentor Project Area
Tenement
Magnetic Intensity
N
Zuha
To Sahar
As Sahm
Al Khaburah
Maqail South
Hara Kilab
Mahab 3
Mahab 4
BLOCK 5
(AL FAIRUZ MINING)
Ghuzayn 3
GHUZAYN BLOCK
(MAWARID)
BLOCK 6
(AL ZUHRA MINING)
To Muscat
Hayl As Safil
Daris

Figure 25: Results for Gentor's magnetic survey over Blocks 5 and 6

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9.2.2	Prospectivity Modelling

Gentor commissioned Kenex Limited to undertake an Oman wide VMS prospectivity and exploration targeting review during the first quarter of 2011. Kenex is a New Zealand/Australia based company who provide GIS and exploration services and advice for the mining industry. They specialise in using spatial data, GIS technology and predictive modelling to create business opportunities, in this case to identify areas with enhanced prospectivity for Cyprus-type VMS mineralisation.

Prospectivity modelling assesses the geological variables controlling the distribution of Cyprus-type VMS mineralisation to statistically predict areas where such deposits are most likely to be discovered. The central concept in prospectivity analysis concerns determining how strongly a particular variable (e.g., normal faults) is related to mineralisation in a spatial sense. Variables that have a strong spatial relationship with mineralisation can then be weighted accordingly for the purposes of prediction. This technique, termed Weights of Evidence analysis, essentially uses statistical analysis of the relationship between a given geological variable and a training data set (e.g., known VMS deposits/mines) to make less subjective decisions on what geological criteria are most important in Oman VMS exploration.

The key benefits of prospectivity analysis include:

•	More objective understanding of the key controls on VMS mineralisation

•	Target ranking/prioritisation

•	Efficient exploration budgeting and management

•	Improved understanding of exploration risk

•	Cost reduction

Key deliverables from the Kenex Limited work included an analysis of the key regional and local controls on mineralisation in Oman, the identification of a number of new target areas and prioritisation of these new targets relative to Gentor’s existing targets (Partington, 2011).

Kenex Limited’s recommendations on the key controls on mineralisation have mostly been incorporated into Gentor’s exploration model which is detailed in section 10. Figure 26 shows results of the prospectivity modelling in the Block 5 and 6 licences.

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Legend
Author: Gentor; Date: 29 June 2012
VMS deposit
VTEM - 1st priority
VTEM - 2nd priority
VTEM - 3rd priority
City
Highway
Gentor Project Area
Tenement
High
Prospectivity range
Weak
N
Zuha
To Sohar
As Sahm
Al Khaburah
To Muscat
Maqail South
Hara Kilab
Mahab 3
Mahab 4
Ghuzayn 3
Hayl As Safil
Daris
BLOCK 5
(AL FAIRUZ MINING)
GHUZAYN BLOCK
(MAWARID)
BLOCK 6
(AL ZUHRA MINING)

Figure 26: Prospectivity modelling conducted by Kenex over Gentor's Blocks 5 and 6

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9.2.3	Geological Mapping and Surface Grab Sampling

Geological mapping and grab sampling has been undertaken semi-continuously in the Block 5 and Block 6 licence areas since April, 2010. The extent of this work is shown in Figure 27. It has been undertaken solely by Gentor staff and is ongoing.

Geological mapping is undertaken at reconnaissance and prospect scales. Reconnaissance mapping is typically undertaken in tandem with regional grab sampling and is designed to identify any mineralised zones in areas that have been insufficiently assessed historically. Detailed prospect mapping is designed to facilitate drill program design at existing prioritized exploration targets. Figure 27 shows the areas where Gentor has undertaken prospect scale geological mapping in the Block 5 and Block 6 licence areas.

Gentor staff collected a total of 170 surface grab samples from the Block 5 and Block 6 licence areas in the two years since April, 2010. Samples were routinely prepared by Gulf Geotechnical Services in Muscat and couriered to ALS Romania for analysis. Most samples were analysed using a full suite ME-ICP method. Gold was analysed by fire assay. Grab samples are prepared in the same way as core samples and the preparation is explained in more detail in Section 11.4. The results of this sampling are described on a prospect by prospect basis in Section 9.3.

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Legend
Author: Gentor; Date: 29 June 2012
VMS deposit
Grab sample
City
Highway
Gentor Project Area
Tenement
N
Zuha
To Sohar
As Sahm
Al Khaburah
Maqail South
Hara Kilab
Mahab 3
Mahab 4
BLOCK 5
(AL FAIRUZ MINING)
Ghuzayn 3
GHUZAYN BLOCK
(MAWARID)
To Muscat
BLOCK 6
(AL ZUHRA MINING)
Hayl As Safil
Daris

Figure 27: Detailed prospect mapping and grab sampling (pink dots) conducted by Gentor in Blocks 5 and 6

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9.2.4	Ground Geophysics

Gentor commissioned SRK Exploration to undertake ground-based Induced Polarisation (“IP”) and Time Domain Electromagnetic (“TDEM”) surveys at Maqail South and Mahab 4. This work was carried out during the first two weeks of February, 2011.

Ground IP acquisition at Mahab 4 was scheduled for the first week. However, production was extremely slow due to the rugged nature of parts of the terrain. The IP survey was abandoned on the third day following repeated transmitter failures. It was the opinion of both SRK and the consultant geophysicist that these were caused by faulty equipment. The key conclusion is that IP data acquisition is difficult and extremely time consuming in Oman conditions and in future IP should only be considered where the terrain allows.

The remaining survey time was dedicated to TDEM acquisition at Mahab 4, Dahwa and Sarami. Planned acquisition at Mahab 4 was completed in full, but work at Maqail South had to be abandoned for safety reasons due to the steep terrain. This allowed TDEM acquisition to be undertaken at the easier Dahwa and Sarami Gossan exploration targets. The massive sulphide portion of Cyprus-type VMS deposits should theoretically be strongly responsive to EM methods, and this has shown to be the case at Mahab 4 and elsewhere in Oman. Given the speed of acquisition and effectiveness of ground based EM, Gentor considers this the preferred method for future ground geophysical surveys to test stratigraphy at depth.

Outcomes of the TDEM surveys at Mahab 4 and Dahwa are discussed on a prospect basis in Section 9.3.

9.2.5	Summary

Gentor is utilising a number of geological, geophysical and modelling techniques to generate drill targets in the Block 5 and Block 6 licence areas. The VTEM survey flown in early 2011 generated 46 anomalies in the Block 5 licence area and 13 anomalies in the Block 6 licence area. The exploration status of these anomalies at the time of reporting is summarised in Table 7. Prospectivity modelling, assessment of historical ground geophysical data acquired by JICA, assessment of magnetic data acquired in tandem with the VTEM survey, geological mapping, surface grab sampling and ground geophysics has led to the development of an additional 25 targets requiring field evaluation.

Targets are generated on an ongoing basis using newly acquired data. All targets are ranked and prioritised for subsequent drill testing. Appendix 1 shows Gentor’s target matrix at the time of reporting. High priority drill targets generally comprise priority 1 VTEM anomalies in favourable stratigraphic settings or geological targets located near known VMS mineralisation. Low priority drill targets generally comprise priority 3 VTEM anomalies situated in relatively poorly prospective stratigraphic settings.

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Table 7: Status of prospects with VTEM anomalies

Exploration Status	Block 5 Anomalies	Block 6 Anomalies
No drilling yet	16
Limited drilling - further work recommended	3
Drilling undertaken - no further work	14	3
No further work, inappropriate geology	8	2
No further work, cultural source for anomaly	5	8

9.3	Prospect Exploration

Sections 9.3.1 through 9.3.7 summarise the highlights of the VTEM survey, surface sampling and ground geophysics conducted.

9.3.1	Mahab 4 Extended

Four VTEM anomalies were identified in this area. They are shown in Figure 16 and include:

•	VB5_23 – 1st priority geophysical response representing primary massive sulphide mineralisation at Mahab 4

•	VB5_22 – 3rd priority geophysical response located 540 m north-northwest (along strike) from Mahab 4

•	VB5_24 – 2nd priority geophysical response located 400 m northeast (down-dip) from Mahab 4

•	VB5_25 – 2nd priority geophysical response located 1500 m east of Mahab 4

9.3.1.1	Ground Geophysics

Gentor completed ground TDEM over the northern strike extension and immediate down-dip extension of Mahab 4 during February, 2011. This work also covered VTEM anomalies 22, 23 and 24.

The known shallow massive mineralisation at Mahab produced a very strong response in the ground TDEM data. The ground survey also highlighted VB5_22 and 24, two anomalies previously identified in the airborne VTEM survey. Geophysical modelling by Mr Gavin Selfe recommended that both the latter anomalies be drill tested, even though they were small relative to the main response at Mahab 4.

9.3.2	Maqail South Extended

JICA worked extensively in the Maqail South Extended area during the late 1990s and undertook regional ground IP and more selective ground EM acquisition. They generated a series of promising IP and EM targets several of which, such as Shebibat West, remain to be drill tested.

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9.3.2.1	Geochemistry

Gentor has undertaken only limited surface grab sampling at Maqail South Extended. However, one sample from semi-gossanous volcanics at Shebibat West in a well defined structural zone returned 0.1 g/t Au and 143 g/t As, highly anomalous relative to other grab sampling within the Block 5 and Block 6 licence areas.

9.3.3	Dahwa

Dahwa is located around 2 km to the north of the Mahab 4 VMS discovery and 1 km east-northeast of the Mahab 3 VMS deposit discovered by Prospection Ltd.

9.3.3.1	Geochemistry

Gentor collected five surface grab samples from the ferruginous zone exposed at Dahwa. Several of these samples were anomalous in gold, silver and zinc. One sample (GR0071) contained 0.7 g/t Au, 8.3 g/t Ag and 283 g/t Zn, highly anomalous values relative to other surface sampling in the Block 5 and 6 licences.

9.3.3.2	Ground Geophysics

Gentor completed 6 lines of ground TEM (2.5 line km) at Dahwa during February 2011. This limited survey covered the central and northern portion of the chargeability response previously identified by JICA. TEM data was modeled by Mr Gavin Selfe who identified two moderate conductors at around 80 m depth superimposed on a much larger anomaly located at around 250 m depth. Mr Selfe suggested the deeper anomaly was unlikely to represent massive sulphide mineralisation, but was probably related to a stratigraphic edge effect. Alternatively, this target may relate to the deeper Geotimes-Lasail seafloor.

Several significant magnetic low anomalies also are coincident with the prospect, it is considered these represent magnetite depletion in the Alley unit and could be hydrothermal cells related to the known mineralisation.

9.3.4	Hara Kilab

Gentor has undertaken surface mapping and drilling at Hara Kilab, but no surface sampling or geophysics.

9.3.5	Maqail

9.3.5.1	Trenching

Gentor excavated three trenches, shown in Figure 21, at Maqail in order to better define the controls on gossanous horizons visible at surface. Trench B5MQLTR03, located adjacent to the Maqail road cut, contained a north-dipping (30 to 40˚) mineralised stratigraphic succession as follows:

•	Basal unit: bleached and brecciated V2 lavas with rare oxidised stringers and common gypsum intergrowths

•	Intermediate unit: approximately 5 m true thickness brown, weakly mineralised umber

•	Upper unit: complex zone of polymict volcanic breccia and brecciated Alley Unit volcanics containing relict massive sulphide clasts.

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Gentor collected twenty five two metre channel samples with gossanous and footwall zones in trenches at Maqail. These were submitted for analysis, however results are pending at the time of reporting.

9.3.5.2	Geochemistry

Gentor collected eight surface grab samples from the Maqail prospect area. Five samples of gossanous material, covering an area 500 m by 500 m, returned anomalous gold values between 0.1 and 0.3 g/t. A sixth sample taken from the southern part of the prospect returned 1.98 g/t Au, 408 g/t As, 0.49% Cu and 684 g/t Zn.

9.3.6	Mahab 2

9.3.6.1	Trenching

Gentor excavated five trenches across the primary structural zone at Mahab 2 in order to better constrain the orientation and controls on mineralisation. Three trenches (MB2TR01, TR02 and TR03) failed to expose in-situ mineralisation which is inferred to have been removed during historic artisanal mining and back-filled. One trench (MB2TR04) on the northern end of the main gossan completely failed to intersect any sign of mineralisation, despite the clear stockwork style mineralisation observed at surface.

Trench MB2TR01-03 exposed several sub-parallel faults on either side of the back-filled zone. These structures dip steeply to the SW (70-80 degrees) and often host copper oxides coatings. Backfill was intersected between 12-18 metres in MB2TR01, 24-29 metres in MB2TR02 and ~5-13 metres in MB2TR03 – indicating a strike of approximately 235 and an apparent width of 5-8m.

Trench MB2TR05 was excavated 1 km northwest of the other trenches near a well-developed gossanous area. It exposed a 7m wide gossanous zone with several structures and clear alteration bands indicating a ~60 degree dip to the south west. The host rocks appears to be the ultra-mafic intrusive which outcrops to the SW.

A selection of 76 trench samples, covering the oxidized and mineralised zone have been submitted for gold and base metal analyses. The results are still pending at the time of reporting.

9.3.6.2	Geochemistry

Gentor has collected 15 rock chip samples covering an area of ~1100 m by 40 m at Mahab 2. These samples consistently contain between 0.1% and 1% Cu, however Au and Zn values are negligible (0.08 g/t Au and <150 ppm Zn) suggesting this is not VMS mineralisation.

9.3.7	Mahab 3

Gentor has undertaken mapping and drilling at Mahab 3 but no surface sampling or ground geophysics.

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10	Drilling

The following section summarises the type and extent of drilling Gentor has undertaken and the drilling procedures used. Drilling results and interpretation are described in Sections 10.4 and 10.5.

10.1	Diamond Drilling

Diamond drilling commenced in July 2010 and has continued largely uninterrupted to the time of writing. As of 31 March 2012, 130 diamond holes had been drilled at 25 prospects for a total of 13,767.3 metres. 122 of these holes, totaling 13,124 metres, were drilled in the Block 5 licence area, with the remaining 8 holes, totaling 643.3 metres, in the Block 6 licence area. The locations of these holes are shown in Figure 28. All resource drilling at Mahab 4 and Maqail South comprised diamond drilling carried out by a Muscat based contractor, Gulf Geotechnical Services and Material Testing LLC (Gulf Geotechnical) using Hanjin diamond drill rigs manufactured in Korea.

10.1.1	Diamond drilling procedure

Each drill hole is positioned using hand-held Trimble GPS units which have a quoted accuracy of 2 to 4 m. The collar locations at Mahab 4 and Maqail South are subsequently surveyed to within +/- 1 cm using a differential GPS system as part of a DTM survey of the two resource areas. Gentor commissioned Network Mapping to undertake this work at Mahab 4 and 3D Engineering Surveys to undertake this work at Maqail South. Both contractors are British companies with Oman based offices. Local access and planned drill sites are prepared with an excavator using local contractors. Flat platforms are cut for the drill rig and where possible roads are made to allow access for 4WD support vehicles.

Diamond drill holes are typically collared using HQ rods with a size reduction to NQ rods once competent rock is intersected. The driller utilises pre-determined procedures for extracting the core. It is extracted from the core barrel, cleaned and placed in either wooden or plastic core trays in the correct order. Labelled drill blocks representing the drilled depth are inserted in the core tray on completion of each run.

Core is collected by Gentor staff on a daily basis from either the drill site or drillers’ field office. The driller produces a daily report which records drilling activity for each day, including details of the rig, personnel and particulars of each individual run. The core is then transported by pick-up truck to Gentor’s field office in Sohar where core photography, marking up, logging and sampling take place. An initial daily inspection including an assessment of core quality and recovery along with a preliminary geological interpretation takes place at the field office. This allows any drilling issues to be quickly identified and remedied. Gentor considers total drill hole recoveries less than 85% to be unacceptable and has requested re-drilling where this standard hasn’t been met. In addition, Gentor has a weekly review of progress with drilling supervisors at the field office to discuss all aspects of planning and implementation of correct proceedures.

The key attributes that are logged include:

•	from and to depths

•	core recovery of each run

•	lithology

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•	alteration

•	mineralisation

•	structure

Logging was carried out by hand to create hardcopy logs which are then entered into a digital database until December 2010. All subsequent logging has been entered directly into a logging laptop.

Downhole surveys are carried out on selected exploration holes and all resource evaluation drillholes over 100 m in length. Gentor uses a single shot Tropari micro-mechanical instrument purchased from Pajari Instruments Ltd for downhole survey measurements. A single measurement is made at the end of hole on completion of the drillhole. No additional measurements are made where small deviations (typically less than five degrees) are observed at the bottom of the hole. Surveys are carried out by Gentor staff with the aid of drilling offsiders.

On completion of the drill hole, the rig moves from the site and the drillers remove any litter and visible drilling waste. The drilling contractor permanently marks the hole by metal casing protruding approximately half a metre above ground and cemented into a concrete platform. The hole number is welded into the side of the casing and it is then painted. An example of this is shown in Figure 57.

10.2	Reverse Circulation (RC) Drilling

Two campaigns of RC drilling have been undertaken by Gentor in the Block 5 and Block 6 licence areas. RC drilling has been restricted to investigating exploration targets. No RC holes have been drilled at Mahab 4 or Maqail South. All RC drilling has been carried out by Mawarid Drilling, a commercial offshoot of Mawarid Mining and the current holders of the Block 1, 2 and Ghuzayn licences in Oman. As of the 31 March 2012 a total of 32 RC holes had been drilled at 13 prospects for 3,670 metres. 25 of these holes were drilled, totaling 2,849 metres in the Block 5 licence area, with the remaining 7 holes (for 821 metres) in the Block 6 licence area. All drill hole locations can be seen in Figure 28.

10.2.1	RC drilling procedure

Site preparation and positioning of RC holes utilises the same procedures as for diamond drilling above. RC samples are logged and sampled at 1 m intervals. Mawarid Drilling use a trailer mounted rotary splitter to collect an approximate 1 kg split of each sample in pre-labelled calico sample bags. Bulk samples are not collected, but arranged in sequence on the ground adjacent to the drill rig.

Logging of RC chips takes place on site by Gentor staff. All RC logging to date has been entered directly into logging laptops. The RC samples are transported by pick-up truck to the Sohar field office on a daily basis by Gentor staff.

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Legend
Author: Gentor; Date: 29 June 2012
VMS deposit
Drill hole
City
Highway
Gentor Project Area
Tenement
N
Zuha
To Sohar
As Sahm
Al Khaburah
Maqail South
Hara Kilab
Mahab 3
Mahab 4
BLOCK 5
(AL FAIRUZ MINING)
Ghuzayn 3
GHUZAYN BLOCK
(MAWARID)
BLOCK 6
(AL ZUHRA MINING)
To Muscat
Hayl As Safil
Daris

Figure 28: Map showing all Gentor drill holes in Blocks 5 and 6

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10.3	Accuracy and Reliability of Results

Diamond core drilling in the Block 5 and Block 6 licence areas has mostly provided representative samples of mineralised material. No RC samples were used in the estimation of the resources and so the reliability of RC sampling has not been investigated here.

In fresh rock core recovery and core quality is generally satisfactory in both un-mineralised wall rock and fresh sulphide mineralisation. Figure 29 shows a conditional expectation plot of copper grade against recovery. Points represent the average recovery of samples in bins of copper grade, each representing a similar number of samples. It can be seen that higher copper grades are associated with lower recoveries but recoveries in all grade bins average over 90%. Grades of over 2% copper are generally only found in massive sulphide. It is possible that the slight correlation is therefore due to the differences in the rock types rather than caused by a preferential loss of lower grade material.

Figure 29: Plot of copper grades against recovery for Zones 2 and 3(fresh rock) at Mahab 4

The recoveries through the typically clay rich gossanous material (Zone 1) at Mahab 4 are significantly lower and average around 50%. Figure 30 shows the gold grades and core recoveries for each sample from the gossanous zone in Mahab 4. It can be seen that there is a slight tendency for samples with a lower recovery to have a higher grade although the dataset is so small this is not conclusive. H&SC recommend Gentor to investigate the gossanous material at Mahab 4 using RC drilling as the recovery of samples is less affected by the weak friable rock as represented by the gossan.

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Figure 30: Plot of gold assays against core recovery for Zone 1 (gossanous material) at Mahab 4

The average recovery and copper grade within ranges of copper grades defining a similar number of samples for samples used in the estimation can be seen in Figure 31. Again, there is a drop in recovery with increasing copper grade. The two discovery drill holes at Maqail South were troubled with low recoveries. This was remedied by improved drill practices when resource drilling commenced.

Figure 31: Plot of copper grades against recovery for fresh rock Zones 2 and 3 at Maqail South

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10.4	Resource Drilling

Much of the drilling focus in the Block 5 licence area has centred on evaluation work at Mahab 4 and Maqail South, which comprises 56% of all drilling in Block 5. In total 80 diamond drill holes totalling 8837 metres have been completed in these deposits. No RC drilling was used on either Mahab 4 or Maqail South. A summary of the drill holes at Mahab 4 and Maqail South is given in Table 8.

Table 8: Number of drill holes drilled by Gentor at Mahab 4 and Maqail South.

Prospect	Diamond Drill holes	RC Drill holes	Metres	%
Mahab 4	50		6169	39
Maqail South	30		2668	17

10.4.1	Mahab 4

Mahab 4 has been drilled on 20 or 40 m sections with 20 m fence lines. To date 50 diamond drill holes have been completed, totalling 6,169 metres.

Primary massive sulphide at Mahab 4 is consistently copper rich; intersections reported to date typically run 3% to 4% Cu, and often include zones up to 7% or 8%. A summary of the best intersections are listed in Table 9. In Table 9 massive sulphide mineralisation is abbreiviated as “MS”, semi-massive sulphide as “SMS”, quartz vein stringer mineralisation as “QVS” and gossan as “GOS”.

Gold grade in primary massive sulphide is usually between 0.2 g/t and 0.5 g/t, but small zones of 0.5 g/t to 1 g/t are present towards the upper and distal margins of the sulphide mound. Copper grade in stockwork mineralisation at Mahab 4 is variable. Intersections reported to date typically contain between 0.3 and 1% Cu, but often include 5 m to 10 m zones that run 1% to 2% Cu. Gold grade in stockwork mineralisation is low.

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Table 9: Summary of diamond drill intersections at Mahab 4 1

Hole	From	To	Interval	True thickness	Mineralisation	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
GRB5D003					No significant mineralisation
GRB5D005	107.37	175.46	68.09	68.09	QVS	0.71	0.01	0.02	0.23
GRB5D006					No significant mineralisation
GRB5D008	162.29	166.33	4.04		QVS	0.7	0.03	0.03	0.26
GRB5D011	34.7	35.57	0.87	0.87	Massive sulphide	3.83	1.15	0.21	146
GRB5D011	85	89.11	4.11	4.11	QVS	0.49	0.06	0.08	0.49
GRB5D011	119.24	121.77	2.53	2.53	QVS	0.46	0.01	0.01	0
GRB5D020	40.15	55.55	15.4	15.4	Massive sulphide	7.4	0.17	0.91	7.9
GRB5D025					No significant mineralisation
GRB5D026	52.6	53.27	0.67	0.67	Massive sulphide	0.93	0.53	0.34	25
GRB5D028	45.96	49.67	3.71	3.71	Massive sulphide	2.2	0.83	7.13	49.73
GRB5D030	32.05	63	30.95	30.95	MS + SMS + QVS	3.16	0.28	1.29	17.4
GRB5D032	67.15	87.45	20.3		Jasper + Massive sulphide	5.79	0.37	2.42	22
GRB5D035	44.42	98.61	54.19	54.19	MS + SMS + QVS	4.97	0.19	0.85	9.6
GRB5D039					No significant mineralisation
GRB5D041					No significant mineralisation
GRB5D042	108.2	111	2.8		Massive sulphide	5.03	0.17	1.29	17.7
GRB5D042	119.7	129.9	10.2		Massive sulphide	5.25	0.3	1.02	13.8
GRB5D045					No significant mineralisation
GRB5D047	96.6	121	24.4	24.4	MS/SMS	4.68	0.21	1.68	13.8
GRB5D048	57.2	129	71.8	71.8	QVS	0.56	0.04	0.09	1.03
GRB5D050					No significant mineralisation
GRB5D052	90.54	106.89	16.35		QVS	0.72	0.05	0.13	1.4
GRB5D054	67.89	73	5.1		SMS/QVS	0.72	0.04	0.05	0.8
GRB5D055					No significant mineralisation
B5MB4D057	104.15	107	2.85		QVS	0.44	0.04	0.14	5.4
B5MB4D059	33.5	43.69	10.19		Massive sulphide	6.69	0.48	3.2	20
B5MB4D061					No significant mineralisation
B5MB4D063					No significant mineralisation
B5MB4D064	13.5	53	39.5	39.5	GOS/MS/SMS	4.81	0.25	0.38	16.7
B5MB4D066	1.5	24.2	22.7	22.7	GOS/MS	3.76	0.54	15.4	0.09
B5MB4D067	32.95	41	8.05	8.05	Massive sulphide	3.18	0.53	24	0.39
B5MB4D069					No significant mineralisation
B5MB4D070	12.42	36.46	24.04	24.04	Massive sulphide	6.32	0.49	1.1	24.2
B5MB4D070	42	44	2	2	QVS	1	0.04	0.1	1.5
B5MB4D070	55.2	59.27	4.07	4.07	QVS	1.5	0.06	0.1	3.2
B5MB4D071	63.15	120	56.85	56.85	MS/SMS	6.21	0.22	0.9	10.4

1 Holes marked in red represent scissor holes drilled from west to east across the primary structural orientation.

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Table 9 continued…

Hole	From	To	Interval	True thickness	Mineralisation	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
B5MB4D072					No significant mineralisation
B5MB4D074	70.35	105.4	35.09	35.09	Massive sulphide	4.82	0.38	17.7	0.85
B5MB4D075	91	96.34	5.34		Massive sulphide	7.84	0.22	1.2	6
B5MB4D077	68.64	71.36	2.72	2.72	UMB/MS	0.81	0.15	1.6	6.7
B5MB4D079	96	130.4	34.35		QVS/SMS	0.22	0.03	0	0.8
B5MB4D080					No significant mineralisation
B5MB4D082	82.45	116	33.55		MS/QVS	0.55	0.09	0.9	3.7
B5MB4D083	45.15	88.44	43.29	43.29	MS/SMS/QVS	3.62	0.24	0.9	11.8
B5MB4D084A	11.9	24.5	12.6	12.6	GOS	0.02	2.52	0	16.2
B5MB4D084A	24.5	86	61.5	61.5	MS/SMS/QVS	2.08	0.14	0.7	7.7
B5MB4D084A	108.6	116	7.4	7.4	MS/QVS	1.5	0.04	0	3.2
B5MB4D086					QVS but no significant grade
B5MB4D088	133.87	142	8.13		Massive sulphide	4.67	0.12	0.7	9.4
B5MB4D089	144.79	145.79	1		Massive sulphide	3.7	0.23	0.16	13
B5MB4D091	129.5	147.7	18.17		Massive sulphide	5.18	0.16	0.8	10
B5MB4D093	115.39	116.34	0.95		Massive sulphide	8.49	0.18	0.9	21
B5MB4D093	130.74	143.47	12.73		Massive sulphide	5.03	0.29	2	16
B5MB4D095	125.5	158.72	33.22		QVS/SMS/MS	0.24	0.03	0.1	1.3
B5MB4D097	70.6	89.09	18.49		Massive sulphide	5.25	0.3	0.8	12.5
B5MB4D100					QVS but no significant grade
B5MB4D103	127	155	28		QVS	0.63	0.02	0	1.3

10.4.2	Maqail South

Maqail South has been drilled on a roughly 40 m by 40 m grid. To date 30 diamond drill holes have been completed, totaling 2,668 metres and 19 of these drill holes were not sampled as they did not intersect significant sulphide mineralisation.

Primary massive sulphide at Maqail South is copper-rich; intersections reported to date typically run 3 to 4% Cu, although grades of 7% are present in GRB5D0024 and the lower part of GRB5D031. All intersections are listed in Error! Not a valid bookmark self-reference.. Gold grades throughout are less than 0.3 g/t and zinc and silver grades are also at a low level. Copper grade in the quartz vein stringer portion of the Maqail South deposit is variable and mostly less than 0.5% Cu.

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Table 10: Summary of diamond drill intersections at Maqail South

Hole	From	To	Interval	True thickness	Mineralisation	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
GRB5D004					No significant mineralisation
GRB5D007					No significant mineralisation
GRB5D009					No significant mineralisation
GRB5D0021					No significant mineralisation
GRB5D0022					No significant mineralisation
GRB5D0023	68.02	74.27	6.25	6.25	Massive sulphide	3.3	0.16	0.02	2.69
GRB5D0024	63.71	70.39	6.68	6.68	Massive sulphide	7.42	0.29	0.03	4.95
GRB5D0024	90.44	97.74	7.3	7.3	QVS	0.44	0.02	0.01	1
GRB5D0024	114.43	117.32	2.89	2.89	QVS	0.82	0.02	0.02	2
GRB5D027					No significant mineralisation
GRB5D031	43.86	57.46	13.6	13.6	Massive sulphide	3.22	0.08	0.02	0.76
GRB5D031	50	54.54	4.54	4.54	Massive sulphide	7.4	0.12	0.02	1.52
GRB5D034					No significant mineralisation
GRB5D036	22	27	5	5	SMS/QVS	1.14	0.1	0.03	2
GRB5D037					No significant mineralisation
GRB5D040					No significant mineralisation
B5MQSD092					No significant mineralisation
B5MQSD094					No significant mineralisation
B5MQSD096					No significant mineralisation
B5MQSD098					No significant mineralisation
B5MQSD099					No significant mineralisation
B5MQSD101					No significant mineralisation
B5MQSD102					No significant mineralisation
B5MQSD104					No significant mineralisation
B5MQSD105	52.77	54.75	1.98	1.7	Massive sulphide	6.68	0.12	0.02	1.4
B5MQSD106					No significant mineralisation
B5MQSD108					No significant mineralisation
B5MQSD110					No significant mineralisation
B5MQSD112					No significant mineralisation
B5MQSD113					No significant mineralisation
B5MQSD115					No significant mineralisation
B5MQSD116					No significant mineralisation
B5MQSD118					No significant mineralisation

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10.5	Exploration Drilling

Gentor has drill tested 25 targets in the Block 5 licence area and 9 targets in the Block 6 licence area since June 2010. At the time of reporting, Gentor has drilled 121 diamond holes and 25 RC holes, totalling 15,965 metres in the Block 5 licence area, and 5 diamond holes and 10 RC holes, totaling 1,464 metres in the Block 6 licence area. In Block 5, two new VMS discoveries have been made at Mahab 4 and Maqail South, and preliminary check drilling has been undertaken on two historically known VMS deposits at Hara Kilab and Mahab 3. Table 11 summarises all Gentor drilling completed as of the end March 2012. Table 12 lists the significant intersections from this exploration drilling. Note there were no significant intersections in Block 6.

Table 11: Exploration holes drilled in Block 5 and Block 6

Prospect	# Diamond	# RC	Total Metres	Block	%
Mahab 4	50		6169	5	38.6
Maqail South	30		2668	5	16.7
Maqail	5	4	829	5	5.2
Dahwa	2	4	665	5	4.2
Mahab 2		7	652	5	4.1
Sarami East		4	632	5	4.0
Omah		3	450	5	2.8
Wadi Ahin	3		390	5	2.4
Sarami Gossan	4		333	5	2.1
Mahab 3	4		306	5	1.9
Hara Kilab	3		300	5	1.9
Mahab 4 East	1	1	298	5	1.9
Sarami 35	4		278	5	1.7
Mahab 2 East		2	273	5	1.7
Hayl West	2		251	5	1.6
Smeidi	2		221	5	1.4
Doqal West	2		211	5	1.3
Hilti	1		164	5	1.0
Shebibat North	2		159	5	1.0
Sarami_36	1		150	5	0.9
Impossible Hill	2		147	5	0.9
Shebibat	1		129	5	0.8
Sarami_33	1		121	5	0.8
Smeidi W	1		111	5	0.7
Mahab 4 North	1		60	5	0.4
Halhal North	2	2	482	6	32.9
St.Nic		3	208	6	14.2
Al Kulaiah		2	180	6	12.3
Quwayrah Far We		1	148	6	10.1
Quwayrah West	1		110	6	7.5
Kulaiah South		1	102	6	7.0
Siyah East	1		99	6	6.8
Fardah		1	94	6	6.4
Khazam East	1		41	6	2.8

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Appendix 1 summarises the prospects Gentor has tested to date and those remaining to be tested. Those prospects where follow up work is planned are highlighted in yellow whereas those where no further work is recommended are shown in blue. The following discussion focuses on seven of the most prospective prospects in Block 5.

Table 12: Summary of intersections from Gentor's exploration drilling

Prospect	Hole	From	To	Interval	True thickness	Mineralisation	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
Mahab 2	B5MB2RC01	49.00	54.00	5.00	3.8	QVS	2.81	0.01	0.00	18.4
Mahab 2	B5MB2RC03	20.00	29.00	9.00	Unknown	QVS	0.67	0.01	0.00	2.3
Mahab 2	B5MB2RC04	19.00	22.00	3.00	Unknown	QVS	0.46	0.01	0.00	1.7
Mahab 2	B5MB2RC04	34.00	43.00	9.00	Unknown	QVS	1.86	0.02	0.00	5.0
Mahab 3	GRB5D013	15.00	31.02	16.02	6.0	Gossan/MS	0.48	1.36	1.79	3.6
Mahab 3	GRB5D013	24.50	30.02	5.52	2.0	MS	1.12	0.39	5.15	7.4
Maqail	B5MQLRC04	53.00	58.00	5.00	3.8	MS clast in BXA	0.69	0.31	0.10	2.2
Maqail	B5MQLRC04	57.00	58.00	1.00	0.8	MS clast in BXA	1.08	1.29	0.40	8.0
Hara Kilab	GRB5D0010	32.19	37.73	5.54	5.0	MS	3.96	0.07	0.33	3.8
Dahwa	B5DHWRC04	91.00	100.00	9.00	Unknown	QVS	0.16	0.04	1.12	0.7
Dahwa	B5DHWRC04	91.00	95.00	4.00	Unknown	QVS	0.27	0.09	2.20	1.4
Sarami East	B5SRMRC01	76.00	78.00	2.00	1.0	QVS	2.26	0.02	0.20	6.5
Sarami East	B5SRMRC01	99.00	103.00	4.00	2.0	QVS	3.20	0.06	0.10	20.5
Sarami East	B5SRMRC01	115.00	119.00	4.00	2.0	QVS	3.30	0.05	0.10	9.8
Sarami 4	B5SRMD081	11.75	16.50	4.75	Along fault	BXA	1.25	0.00	0.00	2.8
Sarami Gossan	B5SRMD060	41.00	42.40	1.40	1.2	BXA	1.47	0.02	0.02	<1.0
Sarami Gossan	B5SRMD062	24.46	25.36	0.90	0.8	BXA	1.77	0.05	0.02	10.0

10.5.1	Mahab 4 Extended

Gentor has drilled one RC and two diamond drill holes in this area. The details of these drill holes are shown in Table 13.

Table 13: Holes drilled at Mahab 4 Extended

Name	East	North	RL	Dip	Azimuth	Total depth (m)
B5M4ERC01	468883	2656483	202	90	0	298
B5M4ND107	468463	2656601	228	90	0	59.8

10.5.1.1	Diamond Drilling

Gentor has drilled two diamond holes in the Mahab 4 Extended target area (at Mahab 4 North and Mahab 4 East). B5M4ND107 in the north was designed to test a weak VTEM and ground TDEM anomaly VB5_22 to the north-northwest (along strike) in the footwall of the Mahab 4 sequence. This hole was stopped at 59.8 m having intersected Geotimes pillow lavas with minor pyrite and chalcopyrite disseminations and weak quartz pyritic stringer veins from surface to 27.45 m and unmineralised Geotimes lavas below that.

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Weak mineralisation observed in this hole is considered to be related to a local structural zone, perhaps related to the strike extension of the Mahab 4 Main Fault. It is not considered to represent a likely source for the VTEM/TDEM anomaly, which remains unexplained. Follow up drilling from the east on section is planned for Q3, 2012.

The second diamond hole in this area was a 90m diamond tail on B5M4ERC01 at Mahab East and this is discussed below.

10.5.1.2	RC Drilling

Gentor drilled a single RC hole with a diamond tail in the Mahab 4 Extended target area (at Mahab 4 East). B5M4ERC01 was designed to test VTEM/TDEM anomaly VB5_24 located 400 m northeast of Mahab 4. The Geotimes-Lasail position mineralised at Mahab 4 was modelled at approximately 150 m below surface in the vicinity of this anomaly. B5M4ERC01 was stopped at 208 metres having intersected variably altered Lasail Unit pillow lavas from surface to the end of hole. The target Geotimes-Lasail position was not reached.

Because B5M4ERC01 did not intersect any significant mineralisation and was above the targeted seafloor it was extended with a diamond tail to a depth of 298 m, the limit of available rods, and still the Geotimes was not intersected.. The VTEM/TDEM anomaly 24 remains unexplained but no immediate follow up drilling is planned as the target position is considered to be too deep. The deeper than expected Geotimes-Lasail position suggests the stratigraphy in this area may have been downthrown along a late dip-slip structure of an unknown orientation, perhaps aligned along the local north trending wadi and could have a syn-volcanic origin thus it would represent a mineralisation target. Alternatively, the area surrounding VTEM/TDEM anomaly VB5_24 may represent a Lasail volcanic centre which B5M4ERC01 drilled down.

10.5.2	Maqail South Extended

Gentor has undertaken limited exploration adjacent to the Maqail South VMS deposit – prospective stratigraphy down-dip and along strike remain largely un-tested. Two diamond holes, which are listed in Table 14, have been drilled 1.5 km to the south (along strike) in an area named Hayl West. The key hole, B5HYWD109, was designed to test the Geotimes-Lasail position below a well-defined magnetic low anomaly.

Table 14: Drill holes drilled at Hayl West

Name	East	North	RL	Dip	Azimuth	Total depth (m)
B5HYWD109	453898	2659700	317	90	0	180
B5HYWD111	453577	2660002	321	90	0	115.4

B5HYWD109 was stopped at 180 m having intersected Lasail Unit pillow basalts to 163.70 m, a depositional seafloor breccia from 163.70 m to 166 m and footwall Geotimes Unit pillow basalts below this to the end of the hole. Lasail Unit lavas displayed semi-pervasive, moderate silica-chlorite alteration with minor pyrite-chalcopyrite stringer mineralisation and disseminations and vesicular infill. A single sample showed significant copper grade and this is shown in Table 15. Geotimes Unit lavas immediately below the Geotimes-Lasail seafloor were also weakly mineralised.

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Table 15: Mineralisation intersected at Hayl West

Hole	From	To	Interval	True thickness	Mineralisation	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
B5HYWD109	52	54	2	Unknown	QVS	0.26	0.01	0.02	0.01
B5HYWD109	72.10	72.55	0.45	Unknown	QVS	3.41	0.01	0.06	1.00
B5HYWD111					No significant mineralisation

The pervasive alteration and sulphide mineralisation observed in B5HYWD109 is likely to be the source of the magnetic low target anomaly at Hayl West. This alteration and mineralisation probably indicates the presence of a long-lived hydrothermal system in the area. Given the Geotimes-Lasail seafloor depth is located at about 170 m below surface it is possible that any massive sulphide mineralisation associated with this hydrothermal system may not have been identified by the VTEM system. Therefore this area represents a deep stratigraphic target for massive sulphide mineralisation warranting further evaluation.

10.5.3	Dahwa

Drilling conducted by JICA and Gentor at Dahwa has identified a large phyllic alteration zone with disseminated to stringer mineralisation that locally contains significant gold, copper and zinc grades.

Table 16: Drill holes drilled at Dahwa

Name	East	North	RL	Dip	Azimuth	Total depth (m)
GRB5D029	468624	2658362	189	60	260	174
GRB5D033	468623	2658210	185	90	0	171
B5DHWRC01	468392	2658776	181	90	0	110
B5DHWRC02	468521	2658651	180	90	0	58
B5DHWRC03	468671	2658651	180	90	0	4
B5DHWRC04	468741	2658142	186	90	0	148

10.5.3.1	Diamond Drilling

Two diamond holes were drilled at Dahwa during April 2011 for a total of 345 m, the details of which are presented in Table 16. GRB5D029 and GRB5D033 were designed to test shallow conductors identified during Gentor’s ground TEM survey. Mineralisation at the Lasail-Alley Unit seafloor was considered to be the primary exploration target.

Both holes intersected Alley Unit volcanics from surface to 100 m to 150 m. Moderately silica-clay-chlorite altered volcanics hosting disseminated and weak stringer mineralisation were intersected below this. The latter unit is currently interpreted to be the Lasail Unit, and it is probably in faulted contact with the Alley Unit in the area drilled.

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10.5.3.2	RC Drilling

Three vertical RC holes were drilled at Dahwa during July 2011 as summarized in Table 16. B5DHWRC01, B5DHWRC02 and B5DHWRC04 were designed to test IP and magnetic anomalies to the north and south of mineralisation identified during previous JICA and Gentor drilling. All three holes intersected similar alteration to that observed in previous drilling, thereby extending the size of the known alteration system to 700 m x 300 m in plan view. In addition, this drilling identified several narrow zones, less than 5 m, where stringer mineralisation was better developed. These are summarised in Table 17.

The best intersection was in B5DHWRC04 which contained 9 m @ 0.16% Cu and 1.12% Zn from 91 m downhole (including 4 m @ 0.27% Cu and 2.20% Zn). The extent and focus of mineralisation defined by diamond and RC drilling remains unknown and requires further evaluation by planned geophysical surveys and extensional drilling.

Table 17: Mineralisation intersected at Dahwa

Hole	From	To	Interval	True thickness	Mineralisation	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
GRB5D029					No significant mineralisation
GRB5D033	163.00	164.00	1.00	Unknown	QVS	0.11	0.04	0.34	0.00
B5DHWRC01					No significant mineralisation
B5DHWRC02					No significant mineralisation
B5DHWRC03					No significant mineralisation
B5DHWRC04	91.00	100.00	9.00	Unknown	QVS	0.16	0.04	1.12	0.7

10.5.4	Hara Kilab

Gentor drilled three diamond holes for a total of 300 m at Hara Kilab during 2010. These holes are listed in Table 18 and were designed to verify previous massive sulphide intersections reported by Prospection Ltd. Drilling was arranged on a NNE trending fence, with hole spacing of 25 m and centred on the best reported intersection by Prospection Ltd. Drilling undertaken by Gentor is summarised in Table 18.

Table 18: Drill holes drilled at Hara Kilab

Name	East	North	RL	Dip	Azimuth	Total depth (m)
GRB5D0010	464546	2659939	214	75	30	100
GRB5D0012	464535	2659916	213	75	30	100
GRB5D0014	464560	2659963	214	75	30	100

GRB5D0010, the central drill hole, intersected oxidized stringer style mineralisation from surface to 27.07 m, pyrite dominated massive sulphide from 27.07 m to 29 m and from 32.19 m to 37.73 m, and weakly altered Lasail Unit pillow basalts below this. Copper grade in stringer mineralisation was sub-economic (less than 0.1% Cu), but ranged between 0.62% and 3.96% Cu within the massive sulphide mineralisation. Gentor drill intersections at Hara Kilab are summarised in Table 19. These results should be interpreted with some caution as core recovery in the mineralised zone was typically poor (30 to 70%) due to the weathered friable character of the material.

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Table 19: Mineralisation intersected at Hara Kilab

Hole	From	To	Interval	True thickness	Mineralisation	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
GRB5D0010	32.19	37.73	5.54	5.0	MS	3.96	0.07	0.33	3.8
GRB5D0012					No significant mineralisation
GRB5D0014					No significant mineralisation

GRB5D0012 and GRB5D0014, to the southwest and northeast of GRB5D0010 respectively, failed to intersect massive sulphide mineralisation. Instead, both holes intersected thin, weakly mineralised umber at the Geotimes-Lasail target position, suggesting that the massive sulphide thins up and down dip but may be also fault controlled.

Drilling by Gentor has confirmed the existence of copper bearing massive sulphide at Hara Kilab. Reinterpretation of the stratigraphic relationships has led to the recognition that the host stratigraphy is overturned within the prospect area. Critically, this suggests that Prospection drilling previously thought to have closed off mineralisation to the south may not have reached the mineralised seafloor position. In addition, drilling by Prospection Ltd may not have closed off mineralisation towards the northwest, although massive sulphide was shown to thin in this direction.

10.5.5	Maqail

Gentor have drilled five diamond drill holes and four RC drill holes for a total of 829 m at Maqail, the details of which can be seen in Table 20. Drilling was undertaken at nominal 100 x 50 m spacing on three north-northwest oriented drill fences. RC drilling was undertaken in October 2011 with follow up diamond drilling during early 2012.

Table 20: Holes drilled at Maqail

Name	East	North	RL	Dip	Azimuth	Total depth (m)
B5MQLRC01	456418	2664218	244	90	0	81
B5MQLRC03	456556	2664245	239	90	0	75
B5MQLRC04	456597	2664152	239	90	0	78
B5MQLRC02	456383	2664270	244	75	150	80
B5MQLD120	456423	2664210	244	60	165	83
B5MQLD117	456512	2664093	241	70	180	61.8
B5MQLD119	456563	2664194	238	90	0	160.55
B5MQLD114	456601	2664143	239	68	180	106.35
B5MQLD121	456321	2664190	244	60	165	102.8

10.5.5.1	Diamond Drilling

Diamond drilling at Maqail was designed to better map the distribution of massive sulphide clasts at depth in order to provide an exploration vector towards the original source of this material. This work has allowed the development of a detailed stratigraphic column at Maqail. Essentially, three depositional breccia units with associated pelagic/exhalative sediments contain massive sulphide clasts between 1cm and 10cm in diameter. These seafloor breccias/sediments are typically less than 10 m thick and alternate with weakly brecciated to massive Alley Unit lavas which are interpreted to dip shallowly to the north.

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B5MQLD114 intersected pyrite dominated stringer style mineralisation beneath a deposition breccia containing massive sulphide clasts. The stringer mineralisation is hosted by Alley Unit lavas and interpreted to be in-situ – it may represent a distal portion of the primary mineralisation considered to be the source of the massive sulphide clasts described above. It therefore suggests that the area drilled may be proximal to the original VMS seafloor deposit.

Follow-up drilling in B5MQLD117, B5MQLD119, B5MQLD120 and B5MQLD121 along strike to the west also intersected a series of horizons hosting massive sulphide clasts and additional in-situ stringer mineralisation beneath the gossanous road cut. This suggests the original mineralisation was extensive and may have had several local centres. Maqail is considered to be worthy of further detailed along strike exploration utilizing a TEM survey.

10.5.5.2	RC Drilling

The RC drill program was designed to initially target the surficial gossanous horizons at shallow depth and identify any significant size potential to the system. B5MQLRC04 intersected copper sulphide mineralisation at two horizons from 53 m to 54 m and 57 m to 58 m. The former interval contained 0.18 g/t Au, 2.16% Cu and 0.07% Zn whilst the latter interval contained 1.28 g/t Au, 1.08% C u and 0.43% Zn. Gentor drill intersections at Maqail are summarised in Table 21. These promising results led to the subsequent diamond drilling discussed above.

Table 21: Mineralisation intersected at Maqail

Hole	From	To	Interval	True thickness	Mineralisation	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
B5MQLRC01					No significant mineralisation
B5MQLRC02					No significant mineralisation
B5MQLRC03					No significant mineralisation
B5MQLRC04	53.00	58.00	5.00	3.8	MS clast in BXA	0.69	0.31	0.10	2.2
B5MQLRC04	57.00	58.00	1.00	0.8	MS clast in BXA	1.08	1.29	0.40	8.0
B5MQLD090					No significant mineralisation
B5MQLD114	35.00	36.00	1.00	0.95	MS clasts in BXA	0.49	0.04	0.02	0.00
B5MQLD117					No significant mineralisation
B5MQLD119					No significant mineralisation
B5MQLD120	36.65	37.90	1.25	~1.25	QVS	0.49	0.02	0.04	0.00
B5MQLD121					No significant mineralisation

10.5.6	Mahab 2

Gentor has drilled seven RC drill holes for 652m at Mahab 2, as listed in Table 22. A summary of intersections can be found in Table 23, the best of which are 5 m at 2.81% Cu intersected in hole B5MB2RC01 and 9 m at 1.86% Cu intersected in hole B5MB2RC04. Mineralisation appears to be structurally controlled, is perhaps shoot like in character and weakens at depth, being truncated at depth in some holes by ultramafic extrusives exposed at surface to the east. The tonnage potential appears limited and together with the negligible gold and zinc grades it appears this system does not warrant further evaluation at present.

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Table 22: Holes drilled at Mahab 2.

Name	East	North	RL	Dip	Azimuth	Total depth (m)
B5MB2RC01	472991	2653639	209	60	55	110
B5MB2RC02	472991	2653639	209	80	55	125
B5MB2RC03	472959	2653750	220	65	55	70
B5MB2RC04	472959	2653750	220	85	55	57
B5MB2RC05	473046	2653679	207	60	235	60
B5MB2RC06	472938	2653855	209	55	235	110
B5MB2RC07	472318	2654382	200	70	65	120

Table 23: Mineralisation intersected at Mahab 2

Hole	From	To	Interval	True thickness	Mineralisation	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
B5MB2RC01	49.00	54.00	5.00	3.8	QVS	2.81	0.01	0.00	18.4
B5MB2RC02	77.00	78.00	1.00	0.35	QVS	0.51	0.02	0.01	3.00
B5MB2RC03	20.00	29.00	9.00	Unknown	QVS	0.67	0.01	0.00	2.3
B5MB2RC04	19.00	22.00	3.00	Unknown	QVS	0.46	0.01	0.00	1.7
B5MB2RC04	34.00	43.00	9.00	Unknown	QVS	1.86	0.02	0.00	5.0
B5MB2RC05					No significant mineralisation
B5MB2RC06					No significant mineralisation
B5MB2RC07	95.00	96.00	1.00	0.40	QVS	0.72	0.03	0.02	0.00

10.5.7	Mahab 3

Gentor drilled four diamond holes at Mahab 3 during late 2010 for 306 metres. These holes are listed in Table 24 and were designed to test VTEM anomaly VB5_20 and verify previous massive sulphide intersections reported by Prospection Ltd. Drilling was arranged on two northeast oriented drill fences, with GRB5D0018 on the southern fence being a scissor hole. Analyses from Gentor drilling at Mahab 3 are summarized in Table 25.

Table 24: Holes drilled at Mahab 3

Name	East	North	RL	Dip	Azimuth	Total depth (m)
GRB5D0013	467708	2658072	231	62	245	77.80
GRB5D0015	467743	2658091	231	62	245	30.45
GRB5D0017	467724	2658022	221	62	65	109.80
GRB5D0018	467676	2657988	221	62	65	88.22

The first hole, GRB5D0013, intersected the best developed mineralisation with gossan from 15m to 24.5m down-hole and several horizons of semi-massive to massive sulphide between 24.5m and ~31m depth. Core recovery was typically less than 20% from surface to 15m, recovered material was often sub-rounded and weakly mineralised – it is interpreted to reflect a zone of back-fill from historic artisanal mining.

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GRB5D0015 was collared 40m northeast of GRB5D0013 and designed to test the down-dip extension of massive sulphide intersected in the latter. However, it was stopped at 30.45m as it remained in trondhjemite intrusive.

GRB5D0017 and GRB5D0018 were collared in a scissor configuration 50m south of the initial drill fence. GRB5D0017 was stopped at 109.80m having intersected several <2m thick zones of semi-massive to massive sulphide between 31m and 95m. These intervals alternate with fine grained intrusives and volcanics but are pyhrrotite-pyrite dominated with no significant copper or zinc grade. GRB5D0018 was stopped at 88.22m in trondjhemite intrusive. Several zones of semi-massive to massive mineralisation similar to those in GRB5D0017 were intersected between 55m and 66m, but these were again pyhrrotite-pyrite dominated.

Therefore no significant extension of mineralisation at this deposit is likely along strike to the south or down dip to the east.

Table 25: Mineralisation intersected at Mahab 3

Hole	From	To	Interval	True thickness	Mineralisation	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
GRB5D0013	15	31.02	16.02	6	Gossan/MS	0.48	1.36	1.79	3.6
GRB5D0013	24.5	30.02	5.52	2	MS	1.12	0.39	5.15	7.4
GRB5D0015					No significant mineralisation
GRB5D0017	41.22	41.78	0.56	Unknown	MS	0.33	0.02	0.02	1
GRB5D0018					No significant mineralisation

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11	Sample Preparation, Analyses and Security

11.1	Sampling Methods

Gentor has collected diamond and RC samples from all mineralised drillholes in the Block 5 and Block 6 licence areas. Drill core and RC chips are routinely sampled wherever chalcopyrite or strongly pyritic sulphides are observed. Oxidised zones or gossans, seafloor sediments and any breccia zones containing significant pyrite are usually sampled. Barren wall rock is not sampled except for short intervals within mineralised intercepts and for 2 m above and below mineralisation for dilution studies. At the time of reporting Gentor had analysed approximately 1,840 diamond core and RC samples from the Block 5 and Block 6 licence areas. 1,330 of these samples were from diamond core drilling at Mahab 4 and 233 were from diamond core drilling at Maqail South.

Following selection of the drill core to be sampled, a cut-line is marked on the core using a yellow wax crayon or similar. This is done by removing around a metre of core at a time from the core tray and placing it in an angle iron in order to fit the core pieces together and choose the most appropriate cut line perpendicular to bedding or zones of mineralisation. Once a position for the line is chosen attempts are made to ensure that the line continues in the same position until broken core is reached, making continuation of the line impossible. Arrows are drawn on each piece of core to ensure that they are not replaced upside down after cutting.

Cutting takes place at Gentor’s Sohar field office using a diamond saw operated by Gentor staff. Water is recycled in the diamond saw, but is replaced entirely around every second box of core (about 8 m). Individual cut pieces of core are rinsed with clean water before being returned to the core box.

The drill core is marked up for sampling with sample start and end marks placed on the core and where appropriate on core trays. Each sample number from the sample tag book is then recorded on the logging sheet. The hole number and from and to depths are written for each sample in the sample tag book. Each sample is placed in a plastic sample bag with an attempt made to take the same core half each time. Two tags are stapled into the bag; the first will go with the split sent for analysis while the second remains with the coarse reject. Finally, metre marks are transferred to the cut face of the remaining core half and the sample number is written on the same cut face in permanent red marker pen.

11.2	Density Measurements

At Mahab 4 Gentor undertook a continuous program of measuring the density from drill core. Each type of mineralisation (massive sulphide, semi-massive sulphide, stringer and cataclastic associated sulphide) from each drill hole was tested when intersected. An effort was made to select density samples between 12 cm and 30 cm long which were representative of the intersection.

The density is calculated using a technique known as the Archimedes technique. The pieces of core are air-dried and then weighed in air and then weighed underwater. Since the volume of water is assumed to be 1 g/cm3 the density of the piece of core can be calculated. The core was not dried in an oven or waterproofed and issues relating to this are discussed in Section 11.8.

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11.3	Sampling Interval

The key mineralisation styles sampled by Gentor at Mahab 4 and Maqail South are massive sulphide, semi-massive sulphide and stringer sulphide. Mineralisation is bound above and below by barren volcanics at both deposits. The hanging wall contact with massive sulphide is generally very sharp while the footwall contact with stringer mineralisation is gradational. At Mahab 4, the transition from oxide to supergene enriched massive sulphide mineralisation is sharp, but the transition from supergene enriched to primary massive sulphide is gradational

Massive and semi-massive sulphide mineralisation at Mahab 4 and Maqail South ranges from less than 1 m to 60 m in true thickness. Stringer mineralisation at Mahab 4 extends more than 100 m below massive and semi-massive sulphide and remains open at depth, particularly in the southern part of the deposit. All mineralisation at Mahab 4 is constrained within a 10 to 30 m wide corridor bound to the east and west by two steeply west dipping faults.

Gentor undertakes sampling of drill core on 1 m intervals wherever possible. However, care is taken to ensure sample boundaries are kept as close as possible to actual geological boundaries so as to eliminate footwall or hanging wall waste within mineralised samples. Furthermore, un-mineralised sections within mineralised zones (e.g., barren dykes) are sampled separately where practicable. As such, some samples may be shorter or longer than the standard 1 m. Gentor applies a minimum sample length of 40 cm to ensure that enough material is provided to the laboratory for analysis. Two 1 m samples are typically collected from barren zones above and below mineralisation.

11.4	Sample Preparation

Drill core samples are taken by Gentor staff to the Gulf Geotech Laboratory (which is independent of Gentor) in Muscat. Here the samples are crushed and split. The initial 2.5 kg sample is reduced to 250 to 300 g which is then be sent to the ALS Laboratory for analysis.

A brief description of the procedure followed at the Gulf Geotech Laboratory is given below:

•	Open sample bag, weigh contents in metal tray, enter sample number and weight in Lab book, put sample number on paper label in tray with sample

•	Transfer of sample trays to crushing room, 10-15 at a time

•	Clean crusher, also between each sample with vacuum cleaner and brush

•	Crush sample – sample is crushed to 100% passing 5 mm

•	Weigh sample and enter in lab book

•	Split sample – clean splitter before with vacuum, brush and tissue

•	Split until between 250 and 300 g is separated. The 300 g sample and the coarse reject are each placed in a bag with one of the printed Gentor sample tickets which accompany the samples

•	In the case of a duplicate sample, there will be two pairs of sample tickets. The entire sample is passed through the riffle splitter once, producing two splits which are then treated as above

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•	Coarse rejects are temporarily stored at Gulf Geotech’s premises and periodically transferred to Gentor’s exploration office

•	The 250 to 300 g samples are then transported to the ALS laboratory by airfreight

The crushed samples are received by ALS and then undergo the following treatment

•	On receipt the samples are logged into the tracking system and weighed.

•	Pulverize up to 250 g using ring and puck style grinding mills so that 85% or more will pass through a 75 µm sieve

•	For quality control purposes every 20th sample is weighed to an accuracy of 0.01 g before and after pulverising and both fractions after sieving are weighed. These weights are compared to monitor loss of material

11.5	Sample Security

Gentor employees are responsible for drill core and RC material from the time it leaves the drill site until it arrives in the Gulf Geotech Laboratory in Muscat.

The drill core and RC samples are collected daily from the drill sites by a Gentor operated pick-up truck and taken to the Gentor field office in Sohar. Here drilling material is stored and processed in a walled property. A photograph of the core yard can be seen in Figure 32.

Figure 32: Gentor core yard in Sohar

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Once prepared, drill core samples are placed in labeled plastic bags with two printed sample tickets. Larger woven bags are then used to package up to 10 samples, the tops of the bags being roughly sewn shut. These are then sewn into larger woven bags.

Periodically the samples are taken to the Gulf Geotech Laboratory in Muscat by Gentor staff. The samples are ordered and checked to see if all samples accord with the emailed sample submittal form. Personnel at the Gulf Geotech Laboratory email Gentor acknowledging receipt of the samples. Gentor personnel inspect the sample preparation facility regularly. Upon preparation the pulps are placed in zip-locked sealed bags which are then packed into boxes and sealed with tape. The boxes are dispatched to ALS Romania by the Gulf Geotech Laboratory using an airfreight courier such as Fedex Express.

H&SC considers the security of the samples to be adequate. This conclusion is supported by the fact that copper mineralisation in the form of chalcopyrite or chalcocite is easily identified and anomalous grades should be obvious when the assays are compared to the geological logs.

11.6	Sample Analysis

The gold is assayed at ALS Rosia Montana Minerals Laboratory, Romania (“ALS Romania”) by fire assay. ALS Romania sends a split of the sample to ALS Vancouver Mineral Laboratory (“ALS Vancouver”) for Inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES) analysis in order to assay the copper, lead, zinc and silver concentrations.

ALS Romania is independent of Gentor and located at Gura Rosiei, Rosia Montana, County Alba, Romania, 517619. ALS Romania has been accredited with the ISO/IEC 17025:2005 certificate by the Standards Council of Canada for the fire assay method used to assay Au.

ALS Vancouver is also independent of Gentor and located at 2103 Dollarton Hwy, North Vancouver, British Columbia, V7H 0A7, Canada. It has been accredited with the ISO/IEC 17025:2005 certificate by the Standards Council of Canada for the determination of multi-element concentrations by four-acid digestion and ICP. The ALS analysis codes and detection limits are shown in Table 26.

Table 26: ALS Analyses

	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)
Lower Detection Limit	0.001	0.001	0.001	1	0.005
Upper Detection Limit	40	30	20	1500	10
ALS Analysis Code	ME-OG62	ME-OG62	ME-OG62	ME-OG62	Au-AA23

11.6.1	Copper, Lead, Zinc and Silver Analysis

In order to analyse the copper, lead, zinc and silver concentrations the charge is digested with a four acid (nitric, perchloric, hydrofluoric, and hydrochloric) solution and then evaporated to incipient dryness. Hydrochloric acid and de-ionized water is added for further digestion, and the sample is heated for an additional allotted time. The sample is then cooled to room temperature and transferred to a volumetric flask (100 mL). The resulting solution is diluted to volume with de-ionized water, homogenized and the solution is analyzed by ICP-AES. ALS uses the code ME-OG62 to identify this analytical procedure. High concentrations, over 15 to 20%, may use titrimetric or gravimetric analysis instead of the ICP-AES to improve accuracy. The titrimetric and gravimetric analyses have not been accredited by any standards association councils.

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11.6.2	Gold Analysis

Gold is analysed using a fire assay with Atomic Absorption Spectroscopy (AAS) finish. A 30 g charge is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.

The bead is digested in 0.5 mL of dilute nitric acid in a microwave oven, 0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by AAS. ALS use the code Au-AA23 to identify this procedure.

11.7	Quality Assurance and Quality Control

Gentor had an ongoing Quality Assurance and Quality Control (QAQC) program consisting of one Certified Reference Material (CRM) and one crush duplicate per 20 drill hole samples. Around 5% of samples have also been cross checked with a second laboratory.

In addition to the QAQC measures stated above Gentor also compare assay results to geological logs and, in some cases, drill core in order to verify results.

11.7.1	Certified Reference Materials

Gentor use a set six of CRMs with a range of grades to test the analytical accuracy of copper, lead zinc and silver and a further four CRMs to test confirm gold analysis. A very low grade CRM is used in place of a blank sample. All CRMs are supplied by Geostats Pty Ltd, Western Australia as pulps in pre-sealed bags. The certified grades are shown in Table 27. It should be noted that these CRMs are not matrix matched and may therefore not perfectly represent the precision of analyses due to reasons such as incomplete acid digestion. The very low grade CRM (GBM307-3) is used alternately with one of the higher grade CRMs. An effort is made to use CRMs of similar grades to the mineralised sections being sampled. A list of the CRMs is included in Table 27.

Table 27: List of Certified Reference Materials

	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)
GBM909-11	0.53	1.95	0.21	26
GBM909-12	1.08	4.01	0.42	52
GBM909-14	2.19	6.56	0.70	97
GBM309-14	2.84	23.08	1.52	156
GBM309-15	3.44	12.37	1.30	163
GBM309-16	5.31	10.69	1.50	228
GLG907-1					0.004
G302-10					0.18
G398-4					0.66
G901-5					1.65
GBM307-3	0.002	0.0032	0.008	<0.001	<0.002

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A CRM can be said to have failed if the results fall outside 2 standard deviations of the expected grade. If a CRM failed to pass the criteria the laboratory is contacted and questioned. If no reasonable explanation is presented then the CRM is reanalyzed along with 10 samples either side of the CRM. This criterion is good for identifying large errors in the reporting but does not pick up on small consistent biases.

In order to investigate biasing the results of the analyses for all CRMs (except the very low grade sample) are shown in Figure 33 through Figure 37 as a relative percentage of the certified grade.

Figure 33, Figure 34 and Figure 35 show a small but relatively consistent bias towards under-reporting the copper, lead and zinc grade respectively. The vast majority of these CRMs passed the QAQC criteria as large differences are rare. Figure 36 shows a small but relatively consistent bias towards over-reporting the silver grade. Figure 37 shows a tendency for the ALS to under-report the gold grade.

Figure 33: Cu CRMs as a relative percent of expected value

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Figure 34: Pb CRMs as a relative percent of expected value

Figure 35: Zn CRMs as a relative percent of expected value

Figure 36: Ag CRMs as a relative percent of expected value

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Figure 37: Au CRMs as a relative percent of expected value

Table 28 shows the average relative differences not including the samples that failed QAQC criteria and were therefore re-assayed.

Table 28: Summary of CRM differences

	Average Relative Difference (%)	Maximum Relative Difference (%)	Maximum Actual Difference
Cu	97.9	91.0	-0.2%
Pb	96.3	90.6	-0.1%
Zn	97.5	91.0	-1.3%
Ag	104.9	111.5	-20	g/t
Au	91.8	81.7	-0.1	g/t

11.7.2	Blanks

Gentor has not inserted blank samples as part of the QAQC procedure. H&SC consider a blank sample to be rock sample of a similar weight to drill core samples containing very low concentrations, preferably below detection limit, of the elements under analysis. The blank samples then undergo the same sample preparation and analysis as a standard drill core sample. This provides a good check on cross contamination between samples at the crushing and pulverising stages. Gentor did use a low grade CRM as a blank sample but as this was provided to ALS as a pulverised sample the laboratory did not pulverise it again.

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Figure 38: Cu analyses of low grade CRM

Figure 39: Pb analyses of low grade CRM

Figure 40: Zn analyses of low grade CRM

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11.7.3	Crush Duplicates

Gentor reviews crush duplicate results visually on graphs such as those shown from Figure 41 to Figure 45. No failure criteria are quantified but rather Gentor staff identifies duplicate pairs which do not agree well and question the laboratory. If the laboratory does not present an acceptable reason the original sample and the duplicate are re-assayed.

Figure 41 to Figure 45 show that the duplicates, on the whole, correlate reasonable well with the primary assay results indicating that the coarse reject and pulp splits are representative of the sample. Occasional sample mix ups can occur as can been seen by the outlier in gold duplicate assays shown in Figure 42. The gold assays of the crush duplicates do not appear to repeat the primary gold assays above around 0.5 g/t with the duplicates tending to return lower assays than the primary assays. It is recommended that this issue is investigated further.

Figure 41: Crush Duplicate Cu Assays

Figure 42: Crush Duplicate Au Assays

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Figure 43: Crush Duplicate Ag Assays

Figure 44: Crush Duplicate Pb Assays

Figure 45: Crush Duplicate Zn Assay

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11.7.4	Inter-Laboratory Cross Checks

Gentor submits around five per cent of the drill core samples to inter-laboratory cross checks. This has been done twice with the samples collected to date. The first inter-laboratory cross check was carried out at the Stewart Group’s OMAC Laboratories, Ireland on 35 pulp samples returned from ALS Romania. The second set of inter-laboratory cross checks were carried out by SGS, Bulgaria on the coarse rejects as the pulps had not been stored.

Omac Laboratories Ltd, which is independent of Gentor, is located on Athenry Road, Loughrea, Co Galway, Ireland. It has been accredited with the ISO/IEC 17025:2005 by the Irish National Accreditation Board for the Au fire assay and multi-element ICP techniques used to assay the Gentor samples.

SGS Laboratory, Bulgaria, which is independent of Gentor, located at 25 A, Tsar Osvoboditel Blvd., P.O. Box 143, Sofia, 1504, Bulgaria. It has not been accredited by a standards association.

Figure 46 to Figure 50 show the primary assay against the ALS pulp duplicate assay. It can be seen that the duplicate assays compare well the primary results. The differences are quantified in Table 29 where a positive difference indicates that the primary ALS results are higher than the duplicate results. This table shows that there is a slight tendency for ALS to report lower Cu, Au and Zn assay results than OMAC but higher Ag and Pb results.

Table 29: OMAC Pulp Duplicates

	Cu (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Average Grade	5.48	0.19	21	0.11	1.11
Average difference	-0.18	-0.01	2	0.01	-0.04
Maximum Difference	0.18	0.11	16	0.08	0.10
Minimum Difference	-0.71	-0.09	-1	0.00	-0.50

Figure 46: OMAC Pulp Duplicate Cu Assays

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Figure 47: OMAC Pulp Duplicate Au Assays

Figure 48: OMAC Pulp Duplicate Ag Assays

Figure 49: OMAC Pulp Duplicate Pb Assays

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Figure 50: OMAC Pulp Duplicate Zn Assays

Figure 51 to Figure 54 show the comparison of the SGS assay results against the primary ALS assay results. A comparison of the silver grades is not given here as the minimum detection limit at SGS was 50 g/t which was higher than all but one of the primary assays. One sample returned unacceptable differences in the copper grades and was re-assayed. This sample is not included in Table 30 which quantifies the difference. In this table positive differences indicate that the ALS results are higher than the SGS results. The table shows that, on average, the SGS assays are similar to the ALS assays. The copper graph shows that some reasonably large differences can occur between the copper assays, probably as a result of the coarse reject split but there is no consistent bias.

Table 30: SGS Crush Duplicates

	Cu (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Average Grade	4.41	0.32	N/A	0.01	2.49
Average difference	0.00	-0.02	N/A	0.00	0.25
Maximum Difference	1.47	0.15	N/A	0.01	8.75
Minimum Difference	-1.92	-0.27	N/A	-0.01	-0.98

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Figure 51: SGS Crush Duplicate Cu Assays

Figure 52: SGS Crush Duplicate Au Assays

Figure 53: SGS Crush Duplicate Pb Assays

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Figure 54: SGS Crush Duplicate Zn Assays

11.8	Rock Density

Gentor measured the density of 355 drill core samples. 32 of these samples were submitted to Wimpey Laboratories, which is independent of Gentor, Muscat, Oman, for cross check. Wimpey Laboratories have not been accredited by any standards associations for density measurements. The procedure Wimpey Laboratories used is summarised below:

•	Weigh sample submerged in water (m1)

•	Dry sample with moist chamois leather and weigh in air (m2)

•	Dry sample in oven until weight stops decreasing

•	Weigh dried sample in air (m3)

The equation that Wimpey Laboratories used to derive the density was:

Equation 1: Wimpey Laboratories density formula

This is similar to the approach adopted by Gentor except that Gentor do not dry the sample in an oven to obtain the dry weight but rather weigh the sample before submerging it in water. The formula Gentor used to estimate the density was therefore:

Equation 2: Gentor density formula

Wimpey Laboratories also made an adjustment to minimise variations in the density of water due to temperature (not shown in the above equations) although this is considered to be a minor effect. A comparison of the densities is shown in Table 31 and displayed graphically in Figure 55.

Table 31: Comparison of density measurements from Gentor and Wimpey Laboratories

	Gentor SG (g/cm3)	Wimpey SG (g/cm3)	Difference (g/cm3)	Difference (%)
Average	3.71	3.62	-0.09	98
Maximum	4.46	4.40	0.08	102
Minimum	2.56	2.46	-0.40	89

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Figure 55: Plot of density as measured by Gentor versus that measured by Wimpey Laboratories

Of the 32 samples that were measured by Wimpey Laboratories only 3 samples were given a density greater than that measured by Gentor. Figure 55 clearly shows a small yet consistent bias towards Gentor overestimating the density by an average of around 2%. This difference is considered to be the result of using the weight of the sample in air after submersion (m2) to derive the volume. Oven drying the samples in order to obtain the dry weight is standard practise and will contribute to the difference observed however the hot dry climate in Oman is likely to reduce the importance of this factor. This fact is supported by test work conducted by Gentor in which the weight of the core after submersion (m2) was recorded when water was obviously entering the drill core, displacing air which could be seen as rising bubbles. A comparison of the densities derived using Equation 1 and Equation 2 for the 18 samples where m2 was recorded is shown in Figure 56. Again the density of the Gentor density samples is on average around 2% greater than the density derived when absorbed water is taken into account.

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Figure 56: Plot of densities calculated using the different formulas

A further issue is that neither Gentor nor Wimpey Laboratories waterproofed the drill core prior to submersion to stop water entering the drill core. The fact that the Wimpey Laboratories procedure used the weight of the sample in air after submersion (m2) to derive the volume partially countered the need for waterproofing however it is likely that water would have entered the core when it was submerged and then drained off before it was weighed again. If this happened the result would be to overestimate the density because the volume is effectively underrepresented. Gentor measured the density of the gossanous material to average 2.8 g/cm3 from five measurements. H&SC considers this value to be unrealistically high, likely an artifact of the lack of waterproofing the highly porous gossan. A lower value is therefore used.

H&SC have reduced the densities provided by Gentor by 2% to combat the effect of water absorption.

11.9	Conclusions

Sample preparation, analysis and QA/QC are considered adequate for the current Indicated and Inferred Resource status. H&SC strongly recommends that Gentor use blank samples in order to test sample contamination. H&SC also recommends the use of matrix-matched CRMs to ensure that the CRMs are reflecting sample behaviour especially at the acid digestion stage of the ICP analysis.

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12	Data Verification

12.1	Database

Gentor supplied the drill hole database for the deposit, which H&SC has accepted in good faith as an accurate, reliable and complete representation of the available data.

H&SC performed limited validation of the data, which included comparing around 8% of the assays in the database against the electronically signed laboratory reports. The internal consistency of the database was also checked to ensure, for example, that all samples were located from drilled metres. H&SC compared the geological logs of a few drill holes against drill core in order to examine consistency of logging and rock identification. H&SC also reviewed the quality control data for sampling and assaying, including comparisons between geological logs and chemical assays.

The spot checks on the assay database found no differences indicating that the assays are reliably recorded.

The comparison of geological logs and chemical assays against drill core suggested that Gentor was consistently and rigorously recording salient data and identifying mineralised intervals.

H&SC found one instance where the drill hole name in the collar, survey and lithology log files was different to that for the same drill hole in the assay file. The error was obvious because the name in the collar, survey and lithology log was GRB5D0020, one digit longer than the standard naming system. The name in the assay file was GRB5D020. H&SC conclude that the Gentor database is adequate for the estimation of Indicated and Inferred Resources.

The topography for Mahab 4 is based on points produced by 3D Engineering Services using a Leica ScanStation C10, which is a type of high-definition laser surveyor. Drill hole collars and station points for the laser survey were registered using a Leica 1200 dual-frequency Differential Global Positioning System (“DGPS”) by the same company. Quoted accuracy for both the laser surveyor and DGPS are both sub +/- 0.01 m however small differences in elevation were found between the Digital Terrain Model (“DTM”) created from the laser survey and the collars located by DGPS. The largest of these differences was around 2 m and occurred in an area where topography varied sharply. The differences are not considered to materially impact on the Resource Estimation. The DTM used in the Resource Estimation was created from the points from the ScanStation and the drill hole collars.

Limited spot checking of the database by H&SC did not identify any substantial errors, so it is considered unlikely that database contains any “fatal flaw” problems. Therefore the database is considered adequate for the estimation of Indicated and Inferred resources. A few minor errors were identified and some data was found to be missing; these issues need to be addressed. H&SC recommend that the database be transferred from the current system in massive sulphide Excel and MapInfo to a relational database program such as massive sulphide Access.

12.2	Site Visit

H&SC visited the Mahab 4 project area between April 14 and April 20 2012. This visit included checking of drill hole collar locations by hand held GPS, and examination of drill core, drilling practices, core handling practices, core storage facility and old trenches.

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H&SC confirmed the location of 11 drill hole collars by handheld GPS, generally to within +/-6 m in the horizontal plane, which is within the range of accuracy for this device.

Figure 57: Photograph of drill hole collar	Figure 58: Diamond drill rig

There is clear evidence of oxidized copper mineralisation over part of the prospect where the mineralised body outcrops, forming a gossan. Extensive chlorite-epidote alteration is apparent in the pillow lavas stratigraphically below the massive sulphide and umbers. All these factors are indicative of VMS mineralisation.

The Gentor core storage facility is located next to the company offices in the city of Sohar, an hour’s drive from Mahab 4. The facility was found to be in good order with the majority of drill core boxes stacked by hole and covered by tarpaulin. Mineralised intersections are kept in a shed to provide additional protection from the elements.

The site visit verified that substantial exploration activity has occurred on the Mahab 4 property. In the opinion of the Qualified Person under this report the adequacy of the data is sufficient to estimate the Mahab 4 mineralisation and complete this technical report.

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13	Mineral Processing and Metallurgical Testing

In October 2011 Gentor selected ten drill core samples of the main mineralisation types present at the Mahab 4 for preliminary froth flotation testwork. A total of 104kg of material comprising an average of 10 kg per sample involved three samples of stringer mineralisation, six samples of massive sulphide and semi-massive sulphide mineralisation (including one supergene enriched and one zinc rich sample) and one low copper grade pyritic massive sulphide sample.

Gentor commissioned Wardell Armstrong International (WAI) based in Cornwall, UK to provide a programme of scoping flotation testwork initially on a composite sample of the high grade massive sulphide copper mineralisation using nominal parameters for Omanian massive sulphides derived from current operating practice and previous feasibility studies.

13.1	Test Work Program

In order to maximise the efficiency of the preliminary program the experiences and parameters of flotation treatment of various Oman Cyprus-type VMS deposits was utilised and incorporated into this phase of test work to provide initial test conditions.

In addition, a detailed mineralogical examination of the composite sample was undertaken in order to determine factors such as the main sulphide and gangue minerals present, their liberation sizes and degrees of alteration. The massive sulphide mineralisation at Mahab 4 has a simple mineralogy comprising dominant early brecciated pyrite, partly replaced at all size levels by chalcopyrite and minor sphalerite; in a silica rich gangue

This enabled identification of the most appropriate grind size, for each sample prior to undertaking additional flotation tests in order to optimise reagent conditions including defining collector type and dosage, flotation pH, and circuit configuration including number and length of cleaning stages. Resultant base case conditions established included:

•	Grinding D80: 60 µm

•	pH 11.5

•	200 g/t Cytec A238 collector

The final program recently completed involved ten rougher tests and five cleaner tests.

13.2	Test Work Results

Base case conditions applied to a combined massive sulphide-semi-massive sulphide sample grading 9.77% copper, producing a copper recovery of 85% to an acceptable 20.2% copper concentrate. Follow-up rougher tests using the base case but varying the initial conditions - produced a variety of higher grade concentrates with lower recoveries as can be seen in Figure 59. However, finer grinding applied to allow 80% passing 40 microns released more copper tied up within pyrite grains to give a +90% copper recovery.

Subsequent cleaner tests, the results of which are plotted in have shown that it is possible to achieve either:

•	a circa 20.0% copper grade to 94% recovery from roughing alone, or,

•	a circa 27.5% copper grade to 90% recovery from roughing + one stage of cleaning

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The concentrate contained 30-50% of the sulphide content depending on the copper grade. The efficiency of the cleaner process determined that regrinding options appear to add little benefit. This test work therefore suggests that a relatively simple beneficiation process using standard techniques and reagents is applicable for the Mahab 4 massive sulphides to produce a clean economic concentrate.

Gentor is now preparing a wider selection of representative core samples including stringer zone and lower grade massive sulphide samples in order to determine standard testwork treatment parameters for the range of important and representative bulk mineralisation types at Mahab 4. This approved further feasibility test work will provide a comprehensive understanding of flotation conditions for this deposit.

Following the successful initial results that were finalised in April Gentor is now interested to explore the effect of head grade on flotation response and as such, has asked WAI to undertake additional testing on :

•	A combined sample of stringer vein material with an average head grade of circa 0.8-0.9% Cu which they have in stock and,

•	Massive sulphide mineralisation with a head grade of circa 4% Cu. This will involve sending a further batch of recently drilled core to WAI.

Figure 59: Mahab 4 massive sulphide Rougher Results

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Figure 60: Mahab 4 massive sulphide Cleaner Results

It should be noted that the grade of the ‘base case condition’ sample investigated here, at almost 10% Cu, has a significantly higher grade than the average massive sulphide grade at Mahab 4. It may have an unrepresentatively high proportion of supergene mineralisation, enriched in copper, gold and lead and therefore H&SC does not consider it to be representative of the Mahab 4 massive sulphide resources reported here. At the time of writing Gentor had submitted a second set of samples for metallurgical test work. This second set of samples averaging 4% Cu has been prepared to be representative of the overall massive sulphide mineralisation at Mahab 4.

A further set of massive sulphide samples from the Maqail South deposit has also been sent to WAI for flotation testwork.

The metallurgical testing is still at an early stage and the results appear positive, however not all potentially deleterious elements have been assayed for, but H&SC are not aware at this stage of any processing factors or deleterious elements that could have a significant effect on potential economic extraction.

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14	Mineral Resource Estimates

H&SC was requested by Gentor to estimate the Mineral Resources for the Mahab 4 and Maqail South projects in the Semail Ophiolite in Oman to provide a basis for on-going exploration and resource definition.

The Resource Estimation of the Mahab 4 prospect will be described in Section 14.1 followed by Maqail South in Section 14.2.

14.1	Mahab 4

14.1.1	Database and Data Availability

Data for this resource estimation has been provided by Gentor and consists of data collected by Gentor from 2010 until present. Data validation was carried out as discussed in Section 12.

Figure 61: Mahab 4 plan view of drill holes and Cu grades

Mahab 4 has been drilled on 20 or 40 m sections with 20 m fence lines. Figure 61 shows a plan view of drill holes at the Mahab 4 project. The data used in this estimation is summarised in Table 32. To date 50 diamond drill holes have been completed, totalling 6,169 m. 11 of these drill holes were not sampled as they did not intersect mineralisation. 1,330 samples, representing 1,330 m of drill core, were analysed for Cu, Au, Ag, Pb and Zn from the remaining 39 drill holes. Geological logs were recorded on a metre by metre basis for the entirety of each drill hole.

Downhole surveys were conducted using a Pajari Tropari which is a single shot, micro-mechanical timed device which uses the earth’s magnetic field to define north and an inclinometer to indicate the dip. Readings were taken at the end of each drill hole. Seven of the 50 drill holes do not have any down hole survey measurements. Five of these were drilled in the prospection stage, before Gentor purchased a downhole survey tool. H&SC would prefer to see downhole survey measurements conducted more frequently but believes that although the majority of drill holes are inclined the drill holes are all short and existing readings indicate that deviation is limited.

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Table 32: Data used in the Mahab 4 Resource Estimation

	Drill holes	Records	Metres
Diamond Drill Holes	50	50	6,169
Assays	39	1,330	1,324
Geological Logs	50	5,690	6,169
Downhole Survey	43	44
Density Samples	355	355	71

14.1.2	Density of Rock Types

A description of the procedure for density measurement is given in Section 11 and the issues involved with the QAQC are discussed in Section 11.8.

The density of the block model was estimated using the same Kriging parameters used to estimate the copper mineralisation. Each 1 m sample composite was assigned a density based on the logged rock type. The density applied to each rock type is shown in bold in Table 33 and is 98% of the average for each rock type for reasons discussed in 11.8.

Table 33: Density values used

	Massive Sulphide	Semi Massive Sulphide	Quartz Vein Stringer	Umber	Jasper	Volcanics & Dykes	Gossan
Average	4.21	3.87	3.31	2.89	2.90	2.80	-
Maximum	4.56	4.44	4.21	3.23	3.73	3.55	-
Minimum	3.44	3.29	2.77	2.40	2.56	2.53	-
Samples	102	18	53	14	6	157	0
Density Applied	4.12	3.79	3.24	2.83	2.84	2.74	2.2

14.1.3	Geological Interpretation and Wireframes

The Mahab 4 model represents a shallowly north-easterly dipping VMS mineralised body consisting of massive sulphide overlying a feeder zone of semi-massive sulphide and mineralised stringer veinlets hosted by pillow lavas. This package is truncated on the east and west by roughly north-south trending faults and is partially overlain in the south by modern wadi sediments. The massive sulphide is exposed at surface forming a gossan over the southern 100 metres of the deposit and has been completely oxidised to a depth of around 20 m below surface.

The wireframes used for estimation were constructed by H&SC and based on cross-sectional interpretations of the geology provided by Gentor. This interpretation is consistent with the available data and is considered to be a reasonable and realistic representation of the mineralisation. Although alternative interpretations may be possible in some areas, these alternatives are unlikely to have a significant impact on the volume of mineralization.

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Figure 62 shows a cross sectional view of the Mahab 4 deposit showing wireframes used and the block model coloured by zone. Three zones were used to flag the block model and samples. Zone 1 represents gossanous material formed from the complete oxidation of the massive sulphide. This zone is partially exposed at surface in the southern part of the deposit and pinches out as the mineralised package dips to the north. Zone 2 represents the massive sulphide that is interpreted to have been deposited on the seafloor. Zone 3 represents the feeder zone located in the footwall volcanics underlying the massive sulphide. This material consists of pillow lavas of the V1-1 group that have been cut and mineralised by quartz and sulphide veinlets. The degree of veining and mineralisation generally increases upwards, towards the seafloor massive sulphide to the degree that semi-massive and massive sulphide intervals have been logged in the sub-seafloor feeder zone. These zones are summarised in Table 34. All zones have been cut by late stage basalt and tonalite dykes.

Table 34: Summary of Zones

Zone	Description
Zone 1	Gossan - oxidised analogue of zone 2
Zone 2	Seafloor massive sulphide
Zone 3	Sub-seafloor feeder zone

Part of Zone 2 exhibits moderate supergene enrichment immediately underlying the gossan in the southern part of the deposit. Supergene mineralisation is marked by the development of chalcocite and exhibits elevated copper, gold and lead grades but lower zinc concentrations. The supergene enriched zone grades into primary mineralisation and was therefore not treated separately in the Resource Estimation.

Figure 62: Mahab 4 cross section looking north

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14.1.4	Data Analysis

14.1.4.1	Descriptive Statistics – resource composites

The sampling protocol adopted by Gentor stipulates that only mineralised samples and samples bordering mineralised intervals be sampled. For this reason all unsampled intervals were assigned assay grades at the lower detection limit. Descriptive statistics of mineralisation dataset values are detailed below for each element in each of the three zones used for resource estimation. Assays inside the three zones used for resource estimation were flagged and composited to 1 m composite samples as the average length of these samples is 1 m. The density for each interval, based on the logged rock type as described in Section 14.1.2, was assigned to composited intervals.

Table 35: Descriptive statistics - Zone 1 - Gossan Samples

	Cu (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	SG (g/cm3)
Number of Samples	48	48	48	48	48	48
Minimum	0.001	0.005	0.5	0.0005	0.001	2.2
Maximum	0.82	4.35	137.2	0.16	0.15	2.69
Mean	0.19	0.56	11.6	0.02	0.04	2.35
Variance	0.06	0.91	659.7	0.00	0.00	0.04
Standard Deviation	0.24	0.95	25.7	0.04	0.05	0.20
CV	1.27	1.69	2.2	1.97	1.02	0.08

Table 36: Descriptive statistics - Zone 2 - Massive Sulphide

	Cu (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	SG (g/cm3)
Number of Samples	420	420	420	420	420	420
Minimum	0.001	0.0025	0.5	0.0005	0.0005	2.20
Maximum	40.00	6.09	146	6.12	19.93	4.10
Mean	4.96	0.33	15.6	0.12	0.97	3.81
Variance	13.79	0.23	230.8	0.32	2.93	0.34
Standard Deviation	3.71	0.48	15.2	0.56	1.71	0.59
CV	0.75	1.45	1.0	4.72	1.77	0.15

Table 37: Descriptive statistics - Zone 3 – Sub-seafloor mineralisation

	Cu (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	SG (g/cm3)
Number of Samples	884	884	884	884	884	884
Minimum	0.001	0.0025	0.5	0.0005	0.0005	2.51
Maximum	10.70	0.41	23	2.25	5.93	4.10
Mean	0.66	0.04	1.7	0.02	0.14	3.14
Variance	2.11	0.003	8.3	0.03	0.19	0.14
Standard Deviation	1.45	0.06	2.9	0.16	0.43	0.37
CV	2.19	1.41	1.7	6.85	3.16	0.12

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No top cuts were applied although it should be noted that one Cu assay was reported with a value of greater than 40% by the laboratory. A value of 40% was used for this sample in the estimation. Values that were reported as below detection limit were assigned values at half the detection limit.

14.1.5	Spatial Continuity of Copper Grades

14.1.5.1	Variogram Maps

Figure 63 shows a plan view variogram map of the Mahab 4 copper composite samples including samples outside the zone of mineralisation. It clearly shows longer range continuity in the North-South direction than in the East-West direction. This is due to the fact that the mineralisation forms a broadly North-South trending sliver and is cut on the East and West flanks by faults.

Figure 63: Mineralisation Variogram Map, plan view

Figure 64 shows a cross section variogram map for copper, looking north, of the Mahab 4 composite samples. The variogram shows the longer range continuity dips steeply westward, presumably caused by orientation of the bounding faults.

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Figure 64: Mineralisation Variogram Map, sectional view looking north

14.1.5.2	Variogram Modelling

A set of variogram models were created for both Zones 2 and 3. A variety of orientations were tested within the mineralised zones of the Mahab 4 deposit to determine the directions of grade continuity for copper, gold, silver, lead and zinc. Overall the variography is only moderately stable in response to the amount of drilling in the East-West direction combined with the relatively narrow mineralised body and vertical zonation. The long axis of the variogram models of the massive sulphide conform to the average orientation of the sea floor at the time of mineralisation. The variogram directions of the sub-seafloor mineralisation are broadly perpendicular to this. There was insufficient data to effectively create variogram models for Zone 1, the oxidised zone and so the variograms used for Zone 2 were used. This is considered to be reasonable because Zone 1 is just the oxidised extension of Zone 2 and the Zone 2 variograms are relatively flat lying; similar to that which would be expected from surface related oxidation. The variogram directions and parameters for Zones 1 and 2 are shown in Table 38 and those used for zone 3 are shown in Table 39. The semi-variograms for Zones 1 and 2 can be seen in Figure 65 and those for Zone 3 can be seen in Figure 66.

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Table 38: Variogram parameters for Zones 1 & 2

					Cu	Au	Ag	Pb	Zn
	Azimuth	Dip	Structure	Nugget	0.06	0.1	0.03	0.08	0.05
Axis 1	355	12	Structure 1	Range (m)	22.5	60	54	40	40
				Sill	0.69	0.8	0.8	0.82	0.72
			Structure 2	Range (m)	24	47	57	13	102
				Sill	0.13	0.1	0.17	0.1	0.23
			Structure 3	Range (m)	150	-	-	-	-
				Sill	0.12	-	-	-	-
Axis 2	85	0	Structure 1	Range (m)	22.5	60	54	40	40
				Sill	0.69	0.8	0.8	0.82	0.72
			Structure 2	Range (m)	24	47	57	13	102
				Sill	0.13	0.1	0.17	0.1	0.23
			Structure 3	Range (m)	150	-	-	-	-
				Sill	0.12	-	-	-	-
Axis 3	175	78	Structure 1	Range (m)	6	4.5	6.5	3	8
				Sill	0.69	0.8	0.8	0.82	0.72
			Structure 2	Range (m)	10	62	62	175	98
				Sill	0.13	0.1	0.17	0.1	0.23
			Structure 3	Range (m)	19	-	-	-	-
				Sill	0.12	-	-	-	-

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Figure 65: Semi-Variograms for Copper in Zone 1 & 2. Top: downhole, Middle: axis 1, Bottom: axis 2

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Table 39: Variogram parameters for Zone 3

					Cu	Au	Ag	Pb	Zn
	Azimuth	Dip	Structure	Nugget	0.05	0.05	0.05	0.05	0.05
Axis 1	175	0	Structure 1	Range (m)	33	14	17.5	48.5	36
				Sill	0.18	0.17	0.16	0.62	0.48
			Structure 2	Range (m)	37	25	23	49	64
				Sill	0.71	0.44	0.51	0.32	0.42
			Structure 3	Range (m)	140	224	212	114	876
				Sill	0.06	0.34	0.28	0.01	0.05
Axis 2	265	66	Structure 1	Range (m)	4	4.5	6	6	7
				Sill	0.18	0.17	0.16	0.62	0.48
			Structure 2	Range (m)	48	20	7	94	10
				Sill	0.71	0.44	0.51	0.32	0.42
			Structure 3	Range (m)	140	100	53	157	71
				Sill	0.06	0.34	0.28	0.01	0.05
Axis 3	85	24	Structure 1	Range (m)	12	2.5	2.5	6	2.5
				Sill	0.18	0.17	0.16	0.62	0.48
			Structure 2	Range (m)	12	9	13	20	168
				Sill	0.71	0.44	0.51	0.32	0.42
			Structure 3	Range (m)	12	18	14	50	266
				Sill	0.06	0.34	0.28	0.01	0.05

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Figure 66: Semi-Variograms for Copper in Zone 3. Top: downhole, Middle: axis 1, Bottom: axis 2

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14.1.6	Estimation

14.1.6.1	Block Model Construction

Gentor envisage an open pit method of mining and the resource estimates have been modelled on this assumption. A 3D block model was generated to enable grade estimation. The coordinates of the centroids of these blocks can be found in Table 40. The vertical and East-West dimensions of the parent cell were chosen in recognition of the thin nature of the mineralised zones and the elongate geometry of the lithologies. The North-South dimension was selected primarily on drill spacing. The block model was restricted to the wireframes of the zones of mineralisation and the topographic DTM effectively deleting blocks outside these wireframes. Sub-blocking was applied to increase definition of the block model. The sub-blocks were limited to half the length of the parent block for each of the three axes.

Table 40. Mahab 4 Resource Model Dimensions

	Minimum coordinate	Maximum coordinate	Block size (m)	Minimum sub-block size (m)
East	468630	468780	5	2.5
North	2656020	2656370	10	5
RL	10	260	5	2.5

14.1.6.2	Grade Interpolation

Ordinary Kriging was considered appropriate because the grade distributions are not strongly skewed and grades are generally well structured spatially (ie, high grades are generally surrounded by lower grades). Micromine software was used to estimate copper, gold, silver, lead, zinc grades and the density of each block.

A hard boundary was used for estimations within the mineralised zones 1, 2 and 3. Estimations were completed using the variogram model parameters determined from the variography (Table 38 and Table 39). The estimates were interpolated into blocks and sub-blocks, with cell discretisation being set at 5 by 5 by 2 (east, north and vertical respectively).

Three passes with progressively enlarging search radii were used to populate blocks. The search criteria are shown in Table 41 with the axis orientations used for Zones 1 and 2. The orientations for Zone 3 were rotated parallel to the variogram axis shown in Table 39 to form a more steeply dipping ellipsoid.

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Table 41: Mahab 4 Search Criteria

Axis	Pass 1		Pass 2		Pass 3		Azimuth	Dip
Axis 1	20	m	40	m	60	m	355	12
Axis 2	20	m	40	m	60	m	85	0
Axis 3	5	m	10	m	20	m	175	78
Composite Data Requirements
Minimum Data points (total)	8		8		8
Max points per sector	4		4		8
Sectors	8		8		4
Hole Count	2		2		1

14.1.6.3	Block Model Validation

The block model was validated visually in vertical section and plan, comparing the samples and block estimates. The validation process compared block grades to input data to ensure that grade trends were reproduced. As expected the model represents a smoothed version of the original samples, without the strong local variability present in the sample data. Grade trends within the zones are aligned with the respective search and Kriging orientations. The statistics for the block model for Zones 1, 2 and 3 are shown in Table 42, Table 43 and Table 44 respectively along with the composite assay statistics for comparison. An oblique view of the block model is shown in Figure 67 and a cross sectional view is shown in Figure 68.

Table 42: Composite Assay and Block Model Statistics for Zone 1

	Variable	Cu (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Density (g/cm3)
	No of points	48	48	48	48	48	48
	Minimum	0.001	0.005	0.5	0.0005	0.001	2.20
	Maximum	0.824	4.35	137.2	0.16	0.15	2.69
Composite Assays	Mean	0.19	0.56	11.6	0.02	0.04	2.35
	Variance	0.06	0.91	659.73	0.001	0.002	0.04
	Std dev	0.24	0.95	25.69	0.035	0.045	0.20
	Coeff. of variation	1.27	1.69	2.22	1.97	1.02	0.08
	No of points	197	197	197	197	197	197
	Minimum	0.007	0.034	1.2	0.0017	0.002	2.20
	Maximum	0.45	2.91	58.6	0.07	0.09	2.69
Block Model	Mean	0.17	0.70	10.4	0.02	0.04	2.34
	Variance	0.01	0.50	121.0	0.000	0.001	0.01
	Std dev	0.11	0.70	11.0	0.021	0.028	0.09
	Coeff. of variation	0.64	1.01	1.1	1.07	0.65	0.04

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Table 43: Composite Assay and Block Model Statistics for Zone 2

	Variable	Cu (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Density (g/cm3)
	No of points	420	420	420	420	420	420
	Minimum	0.001	0.0025	0.5	0.0005	0.0005	2.20
	Maximum	40	6.09	146	6.12	19.93	4.1
Composite Assays	Mean	4.96	0.33	15.55	0.12	0.97	3.81
	Variance	13.79	0.23	230.81	0.317	2.929	0.34
	Std dev	3.71	0.48	15.19	0.563	1.711	0.59
	Coeff. of variation	0.75	1.45	0.98	4.72	1.77	0.15
	No of points	1190	1190	1190	1190	1190	1190
	Minimum	0.275	0.014	1.0	0.0011	0.003	2.56
	Maximum	15.61	2.56	78.9	2.75	4.85	4.1
Block Model	Mean	4.65	0.39	18.6	0.12	1.00	3.76
	Variance	3.75	0.12	133.5	0.106	0.827	0.11
	Std dev	1.94	0.34	11.6	0.326	0.909	0.33
	Coeff. of variation	0.42	0.87	0.6	2.72	0.91	0.09

Table 44: Composite Assay and Block Model Statistics for Zone 3

	Variable	Cu (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Density (g/cm3)
	No of points	884	884	884	884	884	871
	Minimum	0.001	0.0025	0.5	0.0005	0.0005	2.51
	Maximum	10.7	0.4061	23	2.25	5.93	4.1
Composite Assays	Mean	0.66	0.04	1.67	0.02	0.14	3.14
	Variance	2.11	0.00	8.32	0.025	0.186	0.14
	Std dev	1.45	0.06	2.88	0.158	0.431	0.37
	Coeff. of variation	2.19	1.41	1.73	6.86	3.16	0.12
	No of points	4506	4506	4506	4506	4506	4506
	Minimum	0.001	0.005	0.5	0.0005	0.001	2.67
	Maximum	7.72	0.28	14.5	1.36	2.86	4.1
Block Model	Mean	0.48	0.03	1.3	0.01	0.10	3.08
	Variance	0.61	0.00	1.9	0.005	0.048	0.05
	Std dev	0.78	0.03	1.4	0.074	0.219	0.21
	Coeff. of variation	1.61	1.05	1.0	5.28	2.24	0.07

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Figure 67: Mahab 4 block model of oblique view looking northwestward showing the reported resource. Only blocks above the reported cut-off grades are shown.

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Figure 68: Mahab 4 block model - cross sectional view, looking northeast, showing drill hole copper assays

The Resource estimates were also checked independently by a different operator at H&SC using a different resource estimation software package. No significant differences were found.

14.1.7	Resource Reporting

The estimates were reported to an elevation of 30 m.a.s.l., which corresponds to a depth of around 200 m below surface. The sulphide portion (Zones 2 and 3) of the resource is reported at a cut off of 0.3% Cu in Table 46 whereas the oxidised gossan (Zone 1) is reported at a cut off of 0.3 g/t Au in Table 45. The effective date of these resource estimates is 29 June 2012.

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Table 45: Oxide Resource Estimates at Mahab 4

	Tonnage (kt)	Density (g/cm3)	Cu (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Indicated	9	2.4	0.17	1.4	19.7	0.01	0.04
Inferred	19	2.4	0.15	0.8	7.7	0.03	0.04

Significant figures quoted do not imply precision and are to minimise round-off errors.

Table 46: Sulphide Resource Estimates at Mahab 4

	Tonnage (kt)	Density (g/cm3)	Cu (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Indicated	916	3.5	2.8	0.18	8.5	0.08	0.54
Inferred	590	3.3	0.9	0.05	2.5	0.01	0.14

Significant figures quoted do not imply precision and are to minimise round-off errors.

14.2	Maqail South

14.2.1	Database and Data Availability

As with Mahab 4; the data for this resource estimation has been provided by Gentor and consists of data collected by Gentor from 2010 until present. Data validation was carried out as discussed in Section 12.

Figure 69: Maqail South – Plan view of drill holes

Maqail South has been drilled on a roughly 40 m by 40 m grid. Figure 61 shows a plan view of drill holes at the Maqail South project. The data used in this estimation is summarised in Table 47. To date 30 diamond drill holes have been completed, totaling 2668 m. 19 of these drill holes were not sampled as they did not intersect mineralisation. 233 samples, representing 243 m of drill core, were analysed for Cu, Au, Ag, Pb and Zn from the remaining 11 drill holes. Geological logs were recorded on a nominal metre by metre basis for the entirety of each drill hole.

Of the 30 diamond drill holes 11 drill holes were vertical and 19 drill holes were inclined between 45˚ and 80˚. Downhole surveys were conducted on six of the inclined drill holes using a Pajari Tropari which is a single shot, micro-mechanical timed device which uses the earth’s magnetic field to define north and an inclinometer to indicate the dip. Readings were taken at the end of each drill hole and once in the middle of one of the drill holes. H&SC would prefer to see downhole survey measurements conducted more frequently down hole but believes that the although the majority of drill holes are inclined the drill holes are all short and existing readings indicate that deviation is limited.

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Table 47: Data used in the Maqil South Resource Estimation

	Drill holes	Records	Metres
Diamond Drill Holes	30	30	2668
Assays	11	233	243
Geological Logs	30	2235	2668
Downhole Survey	6	7
Density Samples	0	0	0

14.2.2	Density of Rock Types

Only 18 density measurements were provided from the Maqail South deposit, 17 of which were measurements of massive sulphide. The massive sulphide measurements matched those taken at Mahab 4. The values from the Mahab 4 samples were used because the difference in the density of the massive sulphide is negligible and the larger data set for the all the rock types was considered to be more reliable. This is considered to be reasonable as the style of mineralisation and host rock types are similar however H&SC recommends Gentor to conduct a series of density measurements for Maqail South in the next round of drilling.

The density of the block model was estimated using the same Kriging parameters used to estimate the copper mineralisation. Each 1 m sample composite was assigned a density based on the logged rock type. The density applied to each rock type is shown in bold in Table 48 and is 98% of the average for each rock type for reasons discussed in 11.8.

Table 48: Density values used

	Massive Sulphide	Semi Massive Sulphide	Quartz Vein Stringer	Umber	Jasper	Volcanics & Dykes	Gossan
Average	4.19	3.79	3.20	2.92	2.56	2.74	-
Maximum	5.20	4.42	4.02	3.23	2.56	2.89	-
Minimum	3.44	3.39	2.81	2.60	2.56	2.59	-
Samples	53	6	24	10	1	33	0
Density Applied	4.10	3.72	3.14	2.86	2.51	2.69	2.2

14.2.3	Geological Interpretation and Wireframes

The Maqail South model represents a shallowly south-easterly dipping VMS mineralised body consisting of massive sulphide overlying a feeder zone of semi-massive sulphide and mineralised stringer veinlets hosted by pillow lavas. This package is interpreted to be truncated in the northeast and southwest by roughly northwest-southeast trending faults. The mineralised package is completely covered by pillow lavas and has limited outcrop and thus no significant gossan has developed as in Mahab 4.

The wireframes used for estimation were constructed by H&SC and based on cross-sectional interpretations of the geology provided by Gentor. This interpretation is consistent with the available data and is considered to be a reasonable and realistic representation of the mineralisation. Although alternative interpretations may be possible in some areas, these alternatives are unlikely to have a significant impact on the volume of mineralization.

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Figure 70 shows a cross sectional view of the Maqail South deposit showing wireframes used and the block model coloured by zone. Two zones were used to flag the block model and samples. Zone 2 represents the massive sulphide that is interpreted to have been deposited on the seafloor. Zone 3 represents the feeder zone located in the footwall volcanics underlying the massive sulphide. This material consists of pillow lavas of the V1-1 group that have been cut and mineralised by quartz and sulphide veinlets. The degree of veining and mineralisation generally increases upwards, towards the seafloor massive sulphide to the degree that semi-massive and massive sulphide intervals have been logged. These zones are summarised in Table 49, however Zone 1 was not defined in Maqail South and no evidence of supergene enrichment has been found. All zones have been cut by late stage basalt and tonalite dykes.

Table 49: Summary of Zones

Zone	Description
Zone 2	Seafloor massive sulphide
Zone 3	Sub-seafloor feeder zone

Figure 70: Maqail South - cross section looking north east

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14.2.4	Data Analysis

14.2.4.1	Descriptive Statistics – resource composites

The sampling protocol adopted by Gentor stipulates that only mineralised samples and samples bordering mineralised intervals be sampled. For this reason all unsampled intervals were assigned assay grades at the lower detection limit. Descriptive statistics of resource dataset values for Zones 2 and 3 can be seen in Table 50 and Table 51 respectively. Assays inside the two zones used for resource estimation were flagged and composited to 1 m composite samples as the average length of these samples is 1 m. The density for each interval, based on the logged rock type as described in Section 14.2.2, was assigned to composited intervals. No top cuts were applied but intervals that were reported as below detection limit were assigned values at half the detection limit.

Table 50: Descriptive statistics - Zone 2 - Massive Sulphide

	Cu (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	SG (g/cm3)
Number of Samples	27	27	27	27	27	27
Minimum	0.348	0.0025	0.5	0.0005	0.0060	2.69
Maximum	10.476	0.41	8	0.00	0.04	4.1
Mean	4.72	0.16	2.54	0.00	0.02	3.85
Variance	9.56	0.01	5.13	0.000	0.000	0.30
Standard Deviation	3.09	0.11	2.26	0.001	0.010	0.55
CV	0.66	0.67	0.89	0.48	0.47	0.14

Table 51: Descriptive statistics - Zone 3 – Sub-seafloor mineralisation

	Cu (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	SG (g/cm3)
Number of Samples	277	277	277	277	277	277
Minimum	0.001	0.0025	0.5	0.0005	0.0005	2.69
Maximum	3.1424	0.233	6.29	0.00	0.10	3.72
Mean	0.0746	0.009	0.60	0.00	0.00	2.79
Variance	0.06	0.0003	0.17	0.0000	0.00006	0.04
Standard Deviation	0.24	0.017	0.41	0.0004	0.008	0.21
CV	3.24	1.85	0.69	0.43	2.23	0.08

14.2.5	Spatial Continuity of Copper Grades

Variogram Modeling

There is insufficient data to produce a reliable variogram model of the mineralisation at Maqail South. For this reason the variogram models created for Mahab 4 were used although the orientations were rotated to better reflect the dip and strike of mineralisation. This is considered to be a reasonable approach but H&SC recommend that a program of infill drilling be conducted to better define variability of mineralisation.

The variogram directions and parameters for Zone 2 are shown in Table 52 and those for Zone 3 are shown Table 53.

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Table 52: Variogram parameters for Zone 2

					Cu	Au	Ag	Pb	Zn
	Azimuth	Dip	Structure	Nugget	0.06	0.1	0.03	0.08	0.05
			Structure 1	Range (m)	22.5	60	54	40	40
				Sill	0.69	0.8	0.8	0.82	0.72
Axis 1	138	12	Structure 2	Range (m)	24	47	57	13	102
				Sill	0.13	0.1	0.17	0.1	0.23
			Structure 3	Range (m)	150	-	-	-	-
				Sill	0.12	-	-	-	-
			Structure 1	Range (m)	22.5	60	54	40	40
				Sill	0.69	0.8	0.8	0.82	0.72
Axis 2	231.2	14.7	Structure 2	Range (m)	24	47	57	13	102
				Sill	0.13	0.1	0.17	0.1	0.23
			Structure 3	Range (m)	150	-	-	-	-
				Sill	0.12	-	-	-	-
			Structure 1	Range (m)	6	4.5	6.5	3	8
				Sill	0.69	0.8	0.8	0.82	0.72
Axis 3	10.2	70.9	Structure 2	Range (m)	10	62	62	175	98
				Sill	0.13	0.1	0.17	0.1	0.23
			Structure 3	Range (m)	19	-	-	-	-
				Sill	0.12	-	-	-	-

Table 53: Variogram parameters for Zone 3

					Cu	Au	Ag	Pb	Zn
	Azimuth	Dip	Structure	Nugget	0.05	0.05	0.05	0.05	0.05
			Structure 1	Range (m)	33	14	17.5	48.5	36
				Sill	0.18	0.17	0.16	0.62	0.48
Axis 1	228	12	Structure 2	Range (m)	37	25	23	49	64
				Sill	0.71	0.44	0.51	0.32	0.42
			Structure 3	Range (m)	140	224	212	114	876
				Sill	0.06	0.34	0.28	0.01	0.05
			Structure 1	Range (m)	4	4.5	6	6	7
				Sill	0.18	0.17	0.16	0.62	0.48
Axis 2	355.8	70.9	Structure 2	Range (m)	48	20	7	94	10
				Sill	0.71	0.44	0.51	0.32	0.42
			Structure 3	Range (m)	140	100	53	157	71
				Sill	0.06	0.34	0.28	0.01	0.05
			Structure 1	Range (m)	12	2.5	2.5	6	2.5
				Sill	0.18	0.17	0.16	0.62	0.48
Axis 3	134.8	14.7	Structure 2	Range (m)	12	9	13	20	168
				Sill	0.71	0.44	0.51	0.32	0.42
			Structure 3	Range (m)	12	18	14	50	266
				Sill	0.06	0.34	0.28	0.01	0.05

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14.2.6	Estimation

14.2.6.1	Block Model Construction

It is likely that the mining method employed to mine Maqail South will be open pit and the resource estimates have been modelled on this assumption. A 3D block model was generated to enable grade estimation. The coordinates of the centroids of these blocks can be seen in Table 54. The size of the blocks was chosen to replicate those used in Mahab 4 for the sake of consistency although the East and North dimensions were swapped to reflect the change in grid orientation. The block model was restricted to the wireframes of the zones of mineralisation and sub-blocking was applied to increase definition of the block model. The sub-blocks were limited to half the length of the parent block for each of the three axes.

Table 54: Maqail South Resource Model Dimensions

	Minimum coordinate	Maximum coordinate	Block size (m)	Minimum sub-block size (m)
East	453435	453665	10	5
North	2661140	2661310	5	5
RL	200	400	5	2.5

14.2.6.2	Grade Interpolation

Ordinary Kriging was considered appropriate because the grade distributions are not strongly skewed and grades are generally well structured spatially (ie, high grades are generally surrounded by lower grades). Micromine software was used to estimate copper, gold, silver, lead, zinc grades and the density of each block.

A hard boundary was used for estimations within the mineralised Zones 2 and 3. Estimations were completed using the variogram model parameters can be seen in Table 38 and Table 39 and were determined from the variography of the nearby Mahab 4 deposit. The estimates were interpolated into blocks and sub-blocks, with cell discretisation being set at 5 by 5 by 2 (east, north and vertical respectively).

The search criteria for both Zones 2 and 3 are shown in Table 55 with the axis orientations used for zones 1 and 2. The orientations for zone 3 were rotated parallel to the variogram axis shown in Table 39 to form a more steeply dipping ellipsoid

Table 55: Maqail South Search Criteria

Axis	Pass 1		Pass 2		Pass 3		Azimuth	Dip
Axis 1	20	m	40	m	60	m	138	12
Axis 2	20	m	40	m	60	m	231.2	14.7
Axis 3	5m		10	m	20	m	134.8	14.7
Composite Data Requirements
Minimum Data points (total)	8		8		8
Max points per sector	4		4		8
Sectors	8		8		4
Hole Count	2		2		1

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14.2.6.3	Block Model Validation

The block model was validated visually in vertical section and plan, comparing the samples and block estimates. The validation process compared block grades to input data to ensure that grade trends were reproduced. As expected the model represents a smoothed version of the original samples, without the local variability present in the sample data. Grade trends within the zones are aligned with the respective search and Kriging orientations. The statistics for the block model for Zones 2 and 3 are shown in Table 56 and Table 57 respectively along with the composite assay statistics for comparison. An oblique view of the block model is shown in Figure 71 and a cross sectional view is shown in Figure 72.

Table 56: Composite Assay and Block Model Statistics for Zone 2

	Variable	Cu (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Density (g/cm3)
	No of points	27	27	27	27	27	27
	Minimum	0.348	0.0025	0.5	0.0005	0.0060	2.69
	Maximum	10.476	0.41	8	0.005	0.04	4.1
Composite Assays	Mean	4.72	0.16	2.54	0.0024	0.022	3.85
	Variance	9.56	0.01	5.13	1.00E-06	0.0001	0.30
	Std dev	3.09	0.11	2.26	0.001	0.010	0.55
	Coeff. of variation	0.66	0.67	0.89	0.48	0.47	0.14
	No of points	344	344	344	344	344	344
	Minimum	2.441	0.0831	1.0	0.0019	0.0142	3.14
	Maximum	7.11	0.31	6.34	0.003	0.03	4.1
Block Model	Mean	4.83	0.17	2.77	0.0025	0.02	3.80
	Variance	0.50	2.85E-03	1.48	6.00E-08	1.62E-05	0.04
	Std dev	0.71	0.05	1.22	2.51E-04	0.004	0.19
	Coeff. of variation	0.15	0.31	0.44	0.10	0.18	0.05

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Table 57: Composite Assay and Block Model Statistics for Zone 3

	Variable	Cu (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Density (g/cm3)
	No of points	277	277	277	277	277	277
	Minimum	0.001	0.0025	0.5	0.0005	0.0005	2.69
	Maximum	3.1424	0.233	6.29	0.0042	0.10	3.72
Composite Assays	Mean	0.0746	0.009	0.60	0.0009	0.003	2.79
	Variance	0.06	0.0003	0.17	0.00E+00	5.70E-05	0.04
	Std dev	0.24	0.017	0.41	3.90E-04	0.008	0.21
	Coeff. of variation	3.24	1.85	0.69	0.43	2.23	0.08
	No of points	2571	2571	2571	2571	2571	2571
	Minimum	0.001	0.0037	0.5	0.0005	0.0009	2.69
	Maximum	1.08	0.08	2.46	0.002	0.04	3.3371
Block Model	Mean	0.07	0.008	0.60	0.0009	0.00	2.79
	Variance	0.01	0.0001	0.03	3.00E-08	1.93E-05	0.02
	Std dev	0.12	0.008	0.18	1.80E-04	0.004	0.13
	Coeff. of variation	1.76	0.91	0.30	0.20	1.27	0.05

Figure 71: Maqail South block model - Oblique view looking eastward using a cut-off of 0.3% Cu, coloured by copper grade, and drill holes

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Figure 72: Maqail South block model - Cross sectional view, looking northeast, showing the blocks at a cut-off of 0.3% Cu and drill hole copper assays

The Resource Estimates were also checked independently by a different H&SC operator using a different resource estimation software package. No significant differences were found. Due to the fact that the variography from Mahab 4 was used in place of variography based on the Maqail South samples an Inverse Distance Weighting (IDW) check model was also run. Again, no significant differences were found.

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14.2.7	Resource Reporting

The Resource presented in Table 58 is reported at a cut off of 0.3% copper. No depth restriction was placed on the Resources presented here beyond the restrictions inherent in the wireframes. The maximum depth of reported resources is around 80 m below the surface. The effective date of this Resource Estimate is 29 June 2012.

Table 58: Sulphide Resources at Maqail South

	Tonnage (kt)	Density (g/cm3)	Cu (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Inferred	160	3.6	3.8	0.14	2.4	0.002	0.021

Significant figures quoted do not imply precision and are to minimise round-off errors.

14.3	Resource Classification Criteria

The factors that were considered when classifying the Mineral Resources at Mahab 4 and Maqail South are summarised below.

14.3.1	Drilling Techniques

The resource database is based on a diamond drill samples. Low sample recovery in some cases may lead to higher grade assays although the impact of this is likely to be limited.

14.3.2	Quality Control

The presence of an ongoing QAQC program including the submittal of CRMs, crush duplicates and inter-laboratory checks is considered to be satisfactory to categorise Resources as Indicated and Inferred. H&SC recommends Gentor to also include the blank samples as part of the QAQC sample suite.

14.3.3	Topography

The digital terrain model for the surface topography was created using all available surveyed drill hole collar locations in the area and points estimated using a laser surveyor. This approach is considered to be more than adequate.

14.3.4	Location of Sampling Points

Drill hole collar locations are accurately recorded and the deviations of most of the holes have been assessed by taking a downhole survey measurement once at the end of the hole. The majority of holes are relatively short and measured deviations appear small however, H&SC recommends that Gentor take a down hole measurement every 50 m to more accurately record the deviation.

14.3.5	Data Density and Distribution

The sample data for the Mahab 4 deposit is based predominantly on inclined drilling completed on a nominal 20 m by 25 m grid (East, North respectively) and Maqail South is drilled, mainly with inclined drill holes, on a nominal 40 m by 40 m grid.

14.3.6	Rock Density

As described in Section 14.1.2 the density was estimated using the same kriging parameters as those used to estimate the copper concentrations. Each sample was assigned an average density according to rock type. Averages were determined by onsite measurement. H&SC recommends Gentor to increase the density dataset to better define the density of each rock type.

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14.3.7	Metallurgical factors and assumptions

No metallurgical factors have been considered during the resource estimation for the Mahab 4 or the Maqail South deposits.

14.4	Categorised Resources

H&SC has assessed the items required to categorise the current estimate and classified the resources using the search passes used to populate the blocks. The details of the search passes used for Mahab 4 and Maqail South can be found in Table 41 and Table 55 respectively.

In Mahab 4 blocks estimated in passes 1 and 2 were classified as Indicated Mineral Resources whereas those populated in pass 3 were assigned as Inferred Mineral Resources. A program of infill drilling is necessary in order to raise the category of Mineral Resources.

At Maqail South all blocks populated in passes 1, 2, and 3 were classified as Inferred Mineral Resources. This is due to the fact that, unlike Mahab 4, most of the estimated tonnage is modelled on data from a small number of drill holes. H&SC recommends Gentor to conduct a program of infill drilling to further define the structure of mineralisation and increase the quantity and quality of density data in order to upgrade the resources estimated.

14.5	Conclusions

H&SC have completed a resource estimation of the Mahab 4 and Maqail South VMS deposits using Ordinary Kriging techniques. H&SC has assessed the items required to categorise the estimates and have assigned the resource estimates at Mahab 4 to the Indicated Mineral Resource and Inferred Mineral Resource categories and the resources estimates at Maqail South to the Inferred Mineral Resource category in accordance with NI43-101 guidelines.

14.5.1	Check Estimates

Due to the unsatisfactory variography from the Maqail South composites the variograms from the Mahab 4 deposit were used. For this reason the author performed a check estimate using an Inverse Distance Weighting estimation process. Results were found to agree very well with both grade and tonnage well within 5% of the kriged estimates.

A check estimate was also carried out on the Mahab 4 deposit by a different operator using Ordinary Kriging with GS3M modelling package, H&SC’s in-house estimation software. Estimates of grade and tonnage of the blocks that were populated in both models fell within 5% of the estimates presented here.

14.5.2	Modifying Factors

The thinness and vertical nature of the Mahab 4 mineralised zone will be an important factor in determining the depth to which mining can continue. Both Mahab 4 and Maqail South extend below a hill, which would have to be removed, increasing stripping ratios if open pit mining is selected.

H&SC is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, infrastructure or other issues that may materially affect the Mineral Resources at Mahab 4 or Maqail South.

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15	Mineral Reserve Restimates

Not applicable as the property is not considered to be at an advanced stage.

16	Mining Methods

Not applicable as the property is not considered to be at an advanced stage.

17	Recovery Methods

Not applicable as the property is not considered to be at an advanced stage.

18	Project Infrastructure

Not applicable as the property is not considered to be at an advanced stage.

19	Market Studies and Contracts

Not applicable as the property is not considered to be at an advanced stage.

20	Environmental Studies, Permitting and Social or Community Impact

Not applicable as the property is not considered to be at an advanced stage.

21	Capital and Operating Costs

Not applicable as the property is not considered to be at an advanced stage.

22	Economic Analysis

Not applicable as the property is not considered to be at an advanced stage.

23	Adjacent Properties

The Block 5 and Block 6 licence areas are situated in the central portion of the Semail Ophiolite. Blocks 1, 2, 4 along strike to the north and the Ghuzayn Block along strike to the south are the most important properties in relation to the prospectivity of the Block 5 and 6 licence areas. Gentor believes the Block 5 licence area is geologically very similar to the aforementioned licence areas where a number of large Cyprus-type VMS discoveries have been made. This conclusion is supported by the outcomes of the Kenex prospectivity modelling which show parts of the Block 5 licence area to have similar prospectivity to the blocks north and south.

Table 59 summarises the details of the known Cyprus-type VMS deposits in Oman which lie outside Gentor’s licence areas. It should be noted that the information stated in Table 59 has not been verified by H&SC and is presented here as an indication of surrounding VMS deposits. The locations of the licence Blocks and deposit locations can be seen in Figure 1. The Resource estimates for each deposit are from a variety of sources including; historical reports (OMCO Lasail, Aarja and Bayda deposits), websites (Mawarid deposits) and previous feasibility studies (Yanqul deposits). These resources have not been verified by H&SC.

H&SC has not visited the surrounding Blocks to verify the information supplied here and although these deposits are interpreted to be VMS deposits the information is not necessarily indicative of the mineralization in Block 5 or Block 6.

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Table 59: Summary of known Cyprus-type VMS deposits outside Block 5 and Block 6 in the Semail Ophiolite, Oman

Deposit	Holder	Block	Mined	Tonnes (million)	Cu (%)	Source
Shinas	Mawarid	1	YES	1.6	0.72	INDICATED RESOURCE (www.mawaridmining.com)
Hatta	Mawarid	1	YES	1.2	?	HISTORIC DATA
Hatta Extended	Mawarid	1	YES	0.15	?	HISTORIC DATA
Hatta South	Mawarid	1	YES	0.3	?	HISTORIC DATA
Safwa	Mawarid	2	YES	1.2	2.66	MEASURED RESOURCE (www.mawaridmining.com)
Hatta West	Mawarid	1	NO	0.31	2.27	INFERRED RESOURCE (www.mawaridmining.com)
Mandoos	Mawarid	1	NO	8.2	1.48	INDICATED + MEASURED RESOURCE (www.mawaridmining.com)
Aswad	Mawarid	1	NO	2.6	2.20	INFERRED RESOURCE (www.mawaridmining.com)
Khaznah	Mawarid	1	NO	0.4	1.00	INFERRED RESOURCE (www.mawaridmining.com)
Aarja	Al Thuraya	4	OMCO	3	1.4	HISTORIC DATA
Bayda	Al Thuraya	4	OMCO	0.8	3	HISTORIC DATA
Lasail	Al Thuraya	4	OMCO	9	2	HISTORIC DATA
Ghuzayn 3	Mawarid	Ghuzayn	NO	8.4	1.95	INFERRED + INDICATED RESOURCE (www.mawaridmining.com)
Ghuzayn 2	Mawarid	Ghuzayn	NO	4.8	1.40	INFERRED RESOURCE (www.mawaridmining.com)
Ghuzayn 1	Mawarid	Ghuzayn	NO	1.0	?	HISTORIC DATA
Daris	Alara Resources	7	NO	0.6	3	HISTORIC DATA
Al Ashgar	OMCO	Yanqul	NO	0.93	2.72	PUBLISHED RESOURCES FROM 2002 JICA feasibility study
Bishara	OMCO	Yanqul	NO	3.1	1.09	PUBLISHED RESOURCES FROM 2002 JICA feasibility study
Hayl As Safil	OMCO	Yanqul	NO	5.95	1.13	PUBLISHED RESOURCES FROM 2002 JICA feasibility study
Rakah	OMCO	Yanqul	NO	5.1	0.83	PUBLISHED RESOURCES FROM 2002 JICA feasibility study

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The Aarja, Bayda and Lasail VMS deposits are located approximately 25km north-northwest (along strike from) of the current northern margin of the Block 5 licence. These deposits were discovered by Prospection Ltd during the 1970’s, and mined in open pits by OMCO from 1983 to 1994. OMCO built the Lasail concentrator, smelter and refinery complex at Lasail in order to process the ore from these deposits.

Mawarid purchased the concentrator from OMCO during the early 2000’s following the discovery of the Hatta, Hatta Extended, Hatta South and Shinas deposits in Block 1. The concentrator was refurbished during 2005-2006 and ore from these deposits, and Safwa, was processed at Lasail from circa 2007 to present. Copper concentrate is sold for further processing to the international market and to OMCO who continue to operate the Lasail smelter and refinery complex. Mawarid’s Mandoos deposit, in Block 1, and Ghuzayn deposit, in the Ghuzayn Block between Gentor’s Block 5 and 6 licence areas, are scheduled next for development.

24	Other Relevant Data And Information

24.1	Political and Economic Climate

Omani citizens have a high standard of living due to an economy buoyed by national oil and gas reserves. However, the Omani government recognises that hydrocarbon resources cannot be exploited indefinitely and have therefore identified the need to diversify the economy and the minerals industry. This will be concentrated in value-added industries, for example, the constructed USD $2.4 billion Aluminium Smelter and the recently completed USD $1.4 billion Iron Pelletising Plant in Sohar whose profitability are based on cheap natural gas energy.

Other sources of income include agriculture and local industries but these are small relative to oil revenues, accounting for less than 1% of the country's exports. Less than 1% of the country is under cultivation mainly along the Batinah Coast and, in general, food has to be imported. Industry contributes 4% to the economy but there are government plans to increase this. Oil and natural gas is extracted and processed by Petroleum Development Oman. In recent years, proven oil reserves have been holding steady, although oil production has been decreasing. Gas production has been increasing. Non-oil activities are expected to grow by an annual rate of about (10%) during the current 5 year plan

Oman's significant mineral resources include copper, chromite, dolomite, zinc, limestone, gypsum, silicon, gold, cobalt, and iron. Several support industries have grown around them as part of the national development process which, in turn, has boosted the minerals sector’s contribution to the nation’s GDP as well as providing jobs for Omanis. Copper has been mined in Oman for thousands of years in the Sohar district, and current important operations in the mining sector include copper and chromite mining and quarrying of marble and limestone for dimension stone mainly in the Batinah region.

24.2	Internal Stability and Security

Although Oman enjoys a high degree of internal stability, regional tensions in the aftermath of the 1980-88 Iran-Iraq war, 1990-91 Persian Gulf War, and Operations Enduring Freedom and Iraqi Freedom continue to necessitate large defence expenditures. In 2006, Oman spent roughly USD3.84bn for defence and national security.

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Oman maintains a small but professional and effective military, supplied mainly with British equipment in addition to items from the United States, France, and other countries. British officers, on contract to the Sultanate, help staff the armed forces, although a program of "Omanisation" has steadily increased the proportion of Omani officers over the past several years.

24.3	Economy

The Omani economy has been radically transformed over a series of development plans beginning with the First Five-year Plan (1976-1980). At Sultan Qaboos’ instruction, a vision of Oman's economic future up to the year 2020 was set out at the end of the first phase of the country's development 1970-1995. Vision 2020, outlined the country's economic and social goals over the 25 years of the second phase of the development process (1996-2020).

Oman 2020, held in June 1995, has developed the following aims with regard to securing Oman's future prosperity and growth:

•	to have economic and financial stability;

•	to reshape the role of the Government in the economy and to broaden private sector participation;

•	to diversify the economic base and sources of national income;

•	to globalise the Omani economy; and

•	to upgrade the skills of the Omani workforce and develop human resources.

Oman is currently in its 8th Five-Year plan 2011-2115 which will amount to RO. (12) billion ($ 31.2 billion) development covering new projects estimated at RO. (5.6) billion and the ongoing projects expected to be carried forward from the Seventh Plan at RO. (6.4) billion.

Omani economic balance and continuous growth aims to achieve a growth rate of not less than (3%). The preliminary forecasts of the Plan indicate GDP growth during its period at an annual average rate of (6%) at current prices and (5%) at constant prices. Also, the inflation rate is expected to remain at an average of (4%) for the Plan period

A free-trade agreement with the United States took effect on 1st January 2009 eliminating tariff barriers on all consumer and industrial products. It also provides strong protections for foreign businesses investing in Oman.

As oil prices have risen to record highs, so has inflation. The government depends largely on revenues from oil production and less so on tax returns from companies and other government-owned companies. The Omani government is the country’s largest employer.

24.4	Labour Laws of Oman

Oman Law was amended in February 2010 to allow the formation of Labor Unions. There are approximately 70 Labour Unions in Oman. The law forbids a strike for any reason. Collective bargaining is not permitted. However, there exist labour-management committees in firms with more than 50 workers. These committees are not authorised to discuss conditions of employment, including hours and wages. The Labour Welfare Board deals with such grievances.

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24.5	Sovereign Risk

Oman's economy has emerged from the global economic crisis in relatively good shape. Although the country's real non-oil growth fell sharply in 2009, it remained in positive territory and close to the average growth rate for emerging markets as a whole. Moreover, Oman's modest level of overall indebtedness has limited its external vulnerability. Given its robust economic performance in recent years, Oman's credit metrics have improved relative to similarly rated countries.

However, the relatively small size of Oman's economy, which limits its shock-absorption capacity, and its concentration on commodity exports present challenges in upgrading its sovereign risk. Oman has relatively lower hydrocarbon reserves per capita than other oil-exporting rating peers which heightens the necessity of economic diversification and private sector job creation over the longer term. Oman's sovereign ratings could come under pressure if oil production were to unexpectedly falter, international oil prices were to collapse for a sustained period, or there was a serious and destabilising regional political event.

24.6	Mineral Policy

In April 2003, a new mining law was promulgated by Royal Decree No. 27/2003. The new law took effect on 3rd May 2003. The Ministry of Commerce and Industry (The Ministry) was charged with developing and issuing associated regulations and rules.

The general provisions of the law are that natural minerals that occur in Oman belong to the State and that the granting of exploration, prospecting, and mining rights shall be carried out by the Ministry of Commerce and Industry (“MoCI”)

The granting of the rights shall be limited to Omani companies, or foreign companies and their branches registered in Oman pursuant to the Commercial Companies Law; and commercially qualified Omani nationals who have not been declared bankrupt with the exception of the ones who were rehabilitated.

The concession period must not exceed 25 years, renewable for similar period(s); and the licence period must not exceed 5 years, renewable for similar periods.

Among other provisions, the following are provided for in the new Mining Law:-

•	the licence holder must appoint and train Omanis according to the conditions specified in the licence;

•	the licence holder must immediately implement any environmental safety and protection measures as instructed by the Director General for Mining (The Director) with respect to the licenced operations;

•	inform the Director in advance of any intentions to perform or cease any relevant activity of the licenced operations;

•	notify the Director, within a maximum of 30 days, about any economically valuable minerals discovered in the mining area. Within one year of this notification, the licence holder must carry out feasibility studies to assess the commercial exploitation of the discovered minerals and inform the Minister accordingly;

•	the licence holder must not transfer any mineral from an exploration zone without obtaining the Director’s prior written approval expect for the purposes of analysis, evaluation, or testing according to the conditions stipulated by the implementing regulations;

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•	allow persons authorised by the Minister or Director to have access to its books and records, at any time, in accordance with the provisions of the implementing regulations. Further, the licence holder is required, upon request, to forward, free of charge, copies of such books and records and to forward to the Director, every six months, copies of the information registered in the records by the implementing regulations;

•	provide the Director, within three months after the end of the fiscal year, with a copy of the financial statements of the mining operations as audited by a reputable accounting firm; and

•	rehabilitate, repair and restore the mining area after completion of the operations.

In order to further develop and encourage development of mining industry a review of the Mining Laws and Regulations is currently underway.

24.7	Conclusion

H&SC is not aware of additional information or explanations that, if excluded, would mislead the reader.

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25	Interpretation And Conclusions

The exploration for VMS deposits in Block 5 and Block 6 is being conducted by Gentor in a systematic and professional fashion. The presence of economically significant Cyprus-type mineralisation in the Semail Ophiolite is well known, and H&SC considers Block 5 and Block 6 to be prospective terrains for VMS mineralisation. Gentor is conducting the exploration of Block 5 and Block 6 using modern techniques and a comprehensive understanding of Cyprus-type mineralisation.

The Mahab 4 and Maqail South projects contain significant polymetallic resources defined by data collected by Gentor. There is reasonable potential for expanding existing resources to the south of Mahab 4 but resources are unlikely to be significantly expanded down dip due to the decreasing grades. The existing data at Mahab 4 is considered to be appropriate to classify resources as Indicated and Inferred. The lesser amount of drilling data for the Maqail South mineralisation led to the classification of the Maqail South deposit as Inferred. However, recommended infill drilling would allow reclassification of much of the Inferred to Indicated resources.

Ordinary Kriging was used to estimate the copper, gold, silver, lead and zinc grades at both Mahab 4 and Maqail South. No cutting of high grades was applied during estimation. The resource estimates for the gossanous oxide zone at Mahab 4 are shown in Table 60 at a cut-off of 0.3 g/t gold. The resource estimates of the sulphide mineralisation at Mahab 4 and Maqail South are shown in Table 61 at a cut-off of 0. 3% copper.

Table 60: Summary of estimated oxide resources at 0.3 g/t Gold cut-off

		Tonnage	Density	Cu	Au	Ag	Pb	Zn
		(kt)	(g/cm3)	(%)	(g/t)	(g/t)	(%)	(%)
Mahab 4	Indicated	9	2.4	1.4	0.2	19.7	0.01	0.04
Mahab 4	Inferred	19	2.4	0.8	0.1	7.7	0.03	0.04

Significant figures quoted do not imply precision and are to minimise round-off errors.

Table 61: Summary of estimated sulphide resources at 0.3% Copper cut-off

		Tonnage	Density	Cu	Au	Ag	Pb	Zn
		(kt)	(g/cm3)	(%)	(g/t)	(g/t)	(%)	(%)
Mahab 4	Inferred	590	3.3	0.9	0.1	2.5	0.012	0.14
Maqail South	Inferred	160	3.6	3.8	0.1	2.4	0.002	0.02
Total Inferred		750	3.3	1.5	0.1	2.5	0.010	0.12
Mahab 4	Indicated	916	3.5	2.8	0.2	8.5	0.080	0.54

Significant figures quoted do not imply precision and are to minimise round-off errors.

The resources stated in Table 61 include material from Zone 2, the seafloor massive sulphide, and Zone 3, the lower grade sub-seafloor semi-massive sulphide and quartz vein stringer. Table 62 shows the Indicated and Inferred Indicated Resources of Zones 2 and 3 at Mahab 4 and Maqail South.

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Table 62: Summary of estimated sulphide resources at 0.3% copper cut-off by Zone

			Tonnage	Density	Cu	Au	Ag	Pb	Zn
Deposit	Category	Zone	(KT)	(g/cm3)	(%)	(ppm)	(ppm)	(%)	(%)
Mahab 4	Indicated	Zone 2	400	3.8	5.0	0.353	16.7	0.141	0.96
Mahab 4	Indicated	Zone 3	516	3.3	1.0	0.054	2.2	0.032	0.21
Mahab 4	Inferred	Zone 2	45	3.7	3.9	0.463	20.4	0.121	1.09
Mahab 4	Inferred	Zone 3	545	3.2	0.6	0.019	1.0	0.003	0.06
Maqail South	Inferred	Zone 2	121	3.8	4.8	0.171	2.8	0.002	0.02
Maqail South	Inferred	Zone 3	39	2.9	0.5	0.041	1.2	0.001	0.02

Significant figures quoted do not imply precision and are to minimise round-off errors.

H&SC considers the data quality and sample security to meet the standards required to contribute towards Indicated and Inferred Mineral resources.

The method H&SC used to estimate the density is considered to be adequate for the purposes. Sulphide minerals are significantly denser than silicate minerals and therefore the density of the rock is sensitive to the proportion of sulphide mineralisation. The density was estimated by Kriging densities from data based on the average density of each logged rock type. The problem with this approach is that the quartz vein stringer mineralisation, for example, displays a large range of densities. A preferable option would have been to estimate the density in the block model by Kriging densities of the samples calculated using a regression based on the assay grades rather than the lithology. This method was not an option because there was not a strong correlation between the density of measured samples and the assays. Sulphur was not routinely assayed and H&SC believes the quantity of sulphur, in the form of pyrite and chalcopyrite, to have a significant local impact on the density of mineralised rock.

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26	Recommendations

26.1	Resource Definition

H&SC proposes the following recommendations with regard to the quantification and classification of resources at Mahab 4 and Maqail South:

•	The number of density measurements should be increased and the process of measuring the density of drill core should be improved to ensure that the dry bulk density is being determined. Density measurements are conducted by Gentor staff which means the costs will be low.

•	Blank samples should be included as part of the QAQC sample suite so that contamination at the sample crushing and pulverising stage can be assessed. The cost for this is likely to be in the order of CAD $1,000 plus the cost of each assay.

•	A program of infill drilling would likely provide sufficient data density and increase confidence in grade continuity to the extent that the resources defined in Pass 1 of the estimation may be classified as Measured Resources, providing sufficient density measurements are taken. This is likely to cost in the order of CAD $100,000 for Mahab 4 and Maqail South.

26.2	Exploration

Gentor exploration in Oman has focussed on drill testing VTEM and geological targets in the Block 5 and Block 6 licence areas. At the time of reporting Gentor has drill tested 25 targets in the Block 5 licence area and 9 targets in the Block 6 licence area. Two new VMS discoveries have been made at Mahab 4 and Maqail South and a preliminary assessment of mineralisation at two historic VMS deposits, Hara Kilab and Mahab 3, have been undertaken. Mineralisation containing significant copper, zinc and gold concentrations has also been drilled at a number of other prospects including Maqail, Dahwa, Mahab 2 and Sarami East, Sarami 4 and Sarami Gossan.

Gentor has not drill tested 16 of the original 46 VTEM anomalies in the Block 5 licence area, and additional drilling is recommended at a further three VTEM anomalies VB5_4 (Hilti), VB5_22 (Mahab 4 North) and VB5_35 (Sarami 4). The cost of further exploration drilling at these prospects will be around CAD $50,000.

No further work is recommended at the remaining 27 VTEM anomalies, 14 of which represent anomalies sterilised by drilling and 13 of which represent cultural or geologically low priority anomalies. The exploration status of the Block 5 VTEM anomalies at the time of reporting is summarised in Table 7. No further work is recommended at any of the 13 VTEM anomalies identified in the Block 6 licence area. Three of these anomalies have been sterilised by drilling, with the remainder considered to be cultural or geologically low priority anomalies.

Gentor exploration during the remainder of 2012 has four clear aims in Oman:

•	Follow up drilling of known mineralisation containing significant copper and zinc grades at Maqail, Dahwa, Hara Kilab and Mahab 2. This work will focus on rapidly establishing whether these mineralised zones represent an economic prospect for development and thus warrant further exploration.

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•	Complete drill testing of the most prospective of the remaining 16 VTEM anomalies.

•	Identify any satellite deposits associated with known VMS mineralisation in the Block 5 licence area. This exploration will focus between 100 m and 200 m below surface, where VTEM penetration is considered to become unreliable. Ground EM acquisition with follow up drill testing will be the primary approach to this work. The areas down-dip and along strike from known mineralisation at Mahab 4, Dahwa, Maqail South and Maqail will form the initial targets.

•	Evaluate the possibility of acquiring additional ground, whether through the acquisition of free ground or through a joint venture agreement. The obvious candidates for the latter approach include the Block 3 and Yanqul Licences held by OMCO, and the Block 4 licence held by Al Thuraya

A break-down of recommended work by deposit is presented below.

26.2.1	Mahab Extended

Mahab 4 Extended is considered a high priority target for follow up work by Gentor. The stratigraphy hosting mineralisation at Mahab 4 remains open along strike to the north and southeast, and down-dip to the east. It is well established that Cyprus-type VMS deposits tend to cluster into ‘camps’ both globally and within Oman. Gossanous exposures of the Geotimes-Lasail seafloor are visible 500 m to the southeast of Mahab 4.

Future exploration will focus on developing new drill targets at depth to the north, east and southeast of the Mahab 4 discovery. A second program of ground EM is planned to extend the current coverage across the south eastward extension of the key stratigraphy. This work will include coverage down-dip from the gossanous seafloor exposure described above, it is hoped to identify mineralisation directly or any synvolcanic structures that control mineralisation. The cost of the EM survey will be around CAD $25,000.

26.2.2	Maqail South Extended

Maqail South Extended is considered a high priority target for follow up work by Gentor. The stratigraphy hosting mineralisation at Maqail South extends approximately 2 km along strike to the south and is open at depth down-dip to the east. Gentor believes the down-dip stratigraphic extensions may be particularly promising as any massive sulphide mineralisation is probably located at the margin of the VTEM theoretical penetration range.

Future exploration at Maqail South Extended will focus on developing new drill targets down dip at depth to the east and southeast of known mineralisation at Maqail South as well as the structural corridor at Shebibat West. The cost of this drilling program will be around CAD $80,000.

A ground EM program, expanding on the limited areas previously covered by JICA during the 1990s, is planned for Q2/Q3 2012, and will form a key part of this work. Ground EM will include coverage down-dip from the hydrothermal system identified at Hayl West, and will also cover fault related gossanous alteration observed at Shebibat West. Follow up drilling will target new Gentor EM anomalies as well as currently un-tested geophysical anomalies generated by JICA. The cost of the EM survey will be around CAD $25,000.

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26.2.3	Dahwa

Gentor intends to undertake futher ground EM at Dahwa during July 2012. This work will aim to identify the focus of the known mineralised system where higher grades and better continuity are likely to be present. This work will also evaluate whether the known mineralisation is associated at depth with any massive sulphide material at the Lasail-Alley Unit seafloor position. The cost of the EM survey will be around CAD $30,000.

26.2.4	Hara Kilab

Gentor intends to undertake further evaluation diamond drilling at Hara Kilab during 2012. This work will primarily be designed to test for down-dip (southwest) and along strike (northwest) strike extensions to the known massive sulphide mineralisation. . The cost of this drilling program will be around CAD $50,000.

A ground EM survey covering adjacent prospective stratigraphy may also be undertaken in order to identify any associated satellite deposits. The cost of the EM survey will be around CAD $15,000.

26.2.5	Maqail

Massive sulphide boulders visible at surface and in drilling at Maqail contain Au, Cu and Zn grades consistent with Cyprus-type VMS mineralisation. They are hosted within exhalative/pelagic sea-floor sediments and depositional polymictic breccias, and are interpreted to have been shed down-slope from an adjacent sea-floor VMS mound. The location of this original massive sulphide deposit(s) at Maqail remains unknown, but the presence of stringer style mineralisation in B5MQLD114 and B5MQLD120 suggests it may be reasonably proximal to the area drilled to date. Given other oxidised massive sulphide boulders have been mapped 1 km along strike to the east of Maqail village, the whole stratigraphic package of V2 breccias requires detailed evaluation.

Gentor intends to carry out a ground EM over the drilled area and strike/down-dip extensions at Maqail during July 2012. This survey will be designed to delineate the primary in-situ source of massive sulphide boulders identified during work to date. The cost of the EM survey will be around CAD $15,000.

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27	References

Geotech Airborne Limited. (2010). Survey and Logistics Report on a Helicopter Borne Versatile Time Domian Electromagnetic (VTEM) Survey on the Al Birayka Area, Sultanate of Oman, for Al Fairuz Mining. Project A561.

Hannington, M. D., Galley, A. G., Herzig, P. M., & Petersen, S. (1998). Comparison of the TAG mound and stockwork complex with Cyprus type massive sufide deposits. Proceedings of the Ocean Drilling Program, Scientific Results Volume 158 (pp. 389-415). TX: College Station.

Japan International Coorperation Agency, Metal Mining Agency of Japan. (1997, March). Geological setting for VMS deposits in Oman. Report on the Cooperative Mineral Exploration in the Central Batinah Coast Area Sultanate of Oman, Phase II.

Marsh, D. (2011). Field report of geophysical surveys undertaken on the Mahab 4, Dahwa and Sarami prospects, Oman. SRK Exploration Services Ltd.

Partington, G. (2011). Oman Prospectivity Study and Exploration Targeting Review for Volcanogenic Massive Sulphide Mineralisation. A report for Gentor Resources Inc. Kenex Ltd.

Simpson, B. (2012). Mahab 4 deposit, Oman; Amenability Flotation Testwork on Samples of Copper Mineralisation. Wardell Armstrong International.

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28	Date and Signature Page

The effective date of this report is June 29 2012. The qualified person (within the meaning of NI43-101) resposible for preparing this report is Mr. Rupert Osborn

Signed the 30th day of July, 2012

(signed) “Rupert Osborn”

__________________________

Rupert Osborn, MSc BSc MCSM MAIG

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Appendix 1 – Exploration Target Matrix

VTEM	ID	Name	Comment (Geophysics)	Stratigraphic Level	Structure	Alteration	Cu	Seafloor	Intrusion	Slag	Magnetics	LandSat	Comment	Rank	Action	Ground EM/IP	Mapped	Access	Drilled ?
N/A	1	Mahab 4 EXPL	N/A	V1-1, U1, V1-2										1B	EXPL. GROUND EM, DRILLING		DONE	NO	
N/A	2	Maqall south EXPL	N/A	V1-1, U1, V1-2										2A	DRILLING, EXPL. GROUND EM?		DONE	YES	
N/A	3	Maqall (Jarura)	N/A	V2, U2										2A	DRILL, GROUND EM?		DONE	YES	FOLLOW UP
N/A	4	Dahwa	N/A	V1-2/V2?	Major ESE struc? N of TEM response	YES - Strong hem-epi-gyps alt to N	YES (in core)	YES	YES	NO	Strong mag contrasts - bullseye mag high with adjacent lows			2A	FOLLOW UP DRILL	TEM+IP	DONE	YES*	FOLLOW UP
N/A	5	Suhayll West	N/A	V1-1, U1, V1-2	NW-SE structures	Minor epi,chl	Minor at structure	Well developed U1	NO	NO	Mag Low		Weak VTEM response	2A	DRILL		DONE	YES	
N/A	6	Saraml 1	N/A	V1-1/V1-2	Good structural development - big NE fault controlling IP charge response?	Moderately oxidised zones + local ep-si alt	YES (JICA grab - 3.7% Cu)	YES	YES	NO	No distinct signature		Drilled - JICA. Minor pyrite. Target seafloor not reached. JICA CHARGE ANOMALY	2A	GROUND EM to define target/ DRILL	IP+TEM	DONE	NO	
N/A	7	Saraml	N/A	V1-1/V1-2?	Complex	Gossanous	YES	YES	YES	NO	Broad mag low (700m x 500m) immediately S		JICA CHARGE ANOMALY. Outcropping Cu ass w U1? Seafloor, interesting results	2A	ASSESS RC RESULTS	IP	DONE	YES?	FOLLOW UP
VB5_4	8	Hiltl		V1-1/V1-2	Series of minor structures in footwall	Small gossan	NO	YES	?	NO	Coincident mag low - 250m x 200m		DRILLED - VTEM response unexplained - EDGE EFFECT?	2A	FOLLOW UP MAPPING & DRILL		DONE	YES?	FOLLOW UP
VB5_30	9	Smeldl West	Cluster of 3 near Mahab 2	V1-1? (confirm)	Near intersection of two major structures	Some	NO	?	YES	NO	No distinct signature		Near V1-1/V1-2 contact and the intersection of two major structures. IDENTIFY SEAFLOOR	2B	DRILL			YES	
VB5_22	10	Mahab4 N	On structure from Mahab 4	SD/V1-1	Located on same structure as Mahab 4	Minor	NO	?	YES	NO	Strong mag contrast - probably lith though		Below V1-1/V1-2 seafloor. Only weak EM response	2B	DRILL	TEM+IP	DONE	YES	FOLLOW UP
N/A	11	Hayl West	N/A	V1-1/V1-2	Well developed NW structures	Minor	NO	YES	YES	NO	Discrete magnetic hole		Southern extension of JICA charge anomaly	2B	DRILL, RE-ENTER D109		DONE	YES	FOLLOW UP
VB5_35	12	Saraml 4	Unusual triple anomaly. Possibly cultural	Footwall V1-1/V1-2 contact	Dominant NNW structural pattern. Well developed	Local patchy gossanous alt. Structural sil-ep	Malachite in met seds + gossan	YES	YES	NO	No local signature - but broad SE trending low		Local lenses of cherty seds in V1-1. VTEM anomaly hosted in V1-1 (stringer zone?)	2B	ASSESS DOWNDIP room for VMS		DONE	YES?	FOLLOW UP
VB5_30	13		Cluster of 3 near Mahab 2	V1-1? (confirm)	Near intersection of two major structures	Some	NO	?	YES	NO	No distinct signature		Near V1-1/V1-2 contact and the intersection of two major structures. IDENTIFY SEAFLOOR	2B	DRILL			YES	
N/A	14	Hara Kilab (downdip)	N/A	V1-1/V1-2	Several large (late?) E-W structures	YES	YES	YES	NO	YES	No distinct signature		Target down-dip extension of HK MS below hill	2B	TRENCHING ACROSS FAULT TO DEFINE ORIENTATION			NO	
VB5_25	15	Mahmum	Mahmum, similar target just to S.	V2	?	Gossanous alt - Mahmum gossan	NO	YES	NO	NO	No distinct signature		JICA grab samples from Mahmum gossan - 0.6 and 0.2g/t Au. Not replicated by GENTOR sampling	2B	DRILL (RC?)		DONE	YES	
N/A	16	Impossible Hill	N/A	V1-1/V1-2	Big SE trending structure in footwall	YES	YES	YES	NO	?	Large mag low in footwall - looks like Hatta		prospective strat, SSE of D051	2B	DRILL, ASSESS DATA		DONE	NO	
VB5_40	17	Shafan		Footwall V1-1/V1-2 contact?	Good structural development	Mild Si, Fe, carb, chl	NO	NO, although seds strat above target	NO	NO	No distinct signature			2B	LOW PRIORITY DRILL		DONE	YES	
N/A	18	Mutawah		Footwall V1-1/V1-2 contact?		Mod. Ep, Ch, and strong Jasper	Very minor	YES	NO	NO	Large mag low		Steep dipping umber. Possible target.	2B	AWAITING ROCK CHIP ASSAYS		PARTLY	NO	
N/A	19	Mahab3 N	N/A	V1-1/V1-2	No obvious structural conditioning	Some	YES - minor	YES	YES	NO	No distinct signature		JICA - one anomalous Zn rock chip - 0.13% (umber?), Gentor 0.2% Cu	3A	EM + Drill?	IP	Recon DONE		
VB5_41	20	VB5_41		V2	Bound by several major structures	Intense si, epi, celadonite	NO	NO	NO	NO	No distinct signature		Structurally complex + alteration.	3A	LOW PRIORITY DRILL		DONE		
VB5_42	21		Another poss target to the west of this	V1-1/V1-2, V2	No major structure	Minor	NO	YES - no umber dev tho	NO	NO	Strong mag contrast - lithological though?			3A	MODEL VTEM TARGET		DONE

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VTEM	ID	Name	Comment (Geophysics)	Stratigraphic Level	Structure	Alteration	Cu	Seafloor	Intrusion	Slag	Magnetics	LandSat	Comment	Rank	Action	Ground EM/IP	Mapped	Access	Drilled ?
VB5_5	22		In cluster near Maqail	?	?	Chl + Epid + Carb, Minor Si	NO	YES	NO	NO?	Strong mag contrast - lithological?		High topo, steeply dipping anticline, Proximal to calrete cap - edge effect?	3A	RECON mapping				
VB5_7	23		In cluster near Maqail	?	?	Chl + Epid + Carb, Minor Si	NO	?	NO	NO?	Coincident w discrete mag low (300m x 100m)		High topo, steeply dipping anticline	3A	RECON mapping				
VB5_8	24		In cluster near Maqail	?	?	Minor Chl + Fe	NO	?	NO	NO?	Coincident w strong discrete mag low - lithological?		30m from tertiary calcrete mountain cap - edge effect?	3A	RECON mapping				
N/A	25	Hara Kilab West	N/A	V1-1, U1, (v1-2?),V2	major thrust fault, V2 sliver?	epi, chl (v1-1)	NO	small outcrop U1, pos 1km strike	NO	NO	No distinct signature		prospected area possibly too small and fault bounded? Close to village	3A	LOW PRIORITY DRILL		DONE		
N/A	26	Doqal	N/A	V2	n-s structure, north of Ghuzain block								N-S Structure,	3A	RECON mapping				
VB5_11	27	Suhayli		V2	No well defined structure	Common chl-epidote (pervasive)	NO	NO	YES	NO	Minor mag low immediately to East		Weak VTEM response	3A	LOW PRIORITY DRILL		DONE		
VB5_31	28		Cluster of 3 near Mahab 2	Prob. UltraM hosted	Near major strike perp structure	Minor	NO	NO	YES	NO	Strong ESE trending mag contrast - prob lithological			3A	FINAL CHECK VISIT, check host rock				
VB5_19	29	Hara Kilab	500m east of Hara Kilab	Near faulted B.O - volcanic (V2?) contact	Adjacent to W extension of Hara Kilab bounding structure	? - Blind	? - Blind	? - Blind	NO	NO	Ass with v strong, broad mag high - faulted block of V2?		Blind target. Difficult to drill. Along strike from Hara Kilab	3A	FINAL CHECK VISIT. Understand thrust orientation				
VB5_38	30		Possibly cultural (NO - A.M)	Near V1-1/V2 contact?	Close to major structure	Minor	NO	NO	NO	NO	No distinct signature		Difficult access	3A	RECON mapping				
VB5_39	31			SD/volcanic contact	ON major structure	Minor	NO	NO	NO	NO	Subtle bullseye mag low		Probably too low in strat.	3A	RECON mapping				
VB5_34	32	Sarami FW		V1-1, V1-2 int	?	Minor	NO	NO	YES	NO	No distinct signature		Probably too low.	3A	FINAL CHECK VISIT				
VB5_37	33			SD	Close to major structure	Minor	?	?	?	NO	Immediately N of broad magnetic high		POSS EDGE EFFECT. Tertiary cap on hill. Too low in strat?	3A	FINAL CHECK VISIT				
VB5_46	34	Extension	Huge 500m wide target, worth checking	Cover		None	No			NO			Field outside Doqal village - Olistostrome float around	3A	FINAL CHECK VISIT				
VB5_29	35		Cluster of 3 near Mahab 2	Near UltraM / V1-1D faulted contact	?	?	NO	YES - 700m along strike	YES	NO	Coincident w bullseye mag high - related to UM?		Anomaly probably hosted in Ultra Mafic	3B	NONE		Recon DONE		
VB5_27	36		500m on strike from Mahab 2	HW of Peridotite/SD contact	Several large structures in area	Gossanous + ep	YES - Mahab 2	YES	NO	YES	Coincident w bullseye mag high - related to UM?		Difficult reconciling VTEM with geology. Extremely difficult topo.	3B	NONE		Recon DONE		
VB5_6	37		1200m NW along structure from Maqail South	Peridotite		Minor Chl	No			NO	No distinct signature		Extreme topo on peridotite mountain - V1-1/V1-2 contact 100m W of anomaly	3B	NONE		Recon DONE		
VB5_26	38			SD	?	Minor chl	NO	NO	NO	NO	Subtle mag contrast		In SD on extreme topo	3B	NONE		Recon DONE		
N/A	39	Al Athlel	N/A	V2	V2 juxtaposed to SD	Epi, Celadonite	NO	several U2	NO	NO	No distinct signature		No further work recommended	3B	NONE		DONE	N/A	
VB5_16	40		In a cluster of small, weak targets	SD / Gabbro	?	Minor chl	NO	?	NO		No distinct signature		In SD on extreme topo	3B	NONE		Recon DONE		
VB5_17	41		Two similar targets in conductive background	Olistostrome	?	None	NO	?	?		No distinct signature		Olistostrome + topo issues	3B	NONE		Recon DONE		
VB5_18	42		Two similar targets in conductive background	Olistostrome	?	None	NO	?	?		No distinct signature		Olistostrome + topo issues	3B	NONE		Recon DONE		
VB5_28	43			Peridotite/Gabbro	?	Minor chl	NO	NO		NO	Coincident w bullseye mag high - related to UM?		On instrusive / faulted contact in cumulates - extreme topo	3B	NONE		Recon DONE		
VB5_21	44		Perilously close to a power line, check.	Volcanics	?	Covered	Covered	?	?	NO	No distinct signature		On construction site with power line	4D	NONE - CULTURAL				
VB5_3	45	Wadi Hilti		SD	?	Covered	?	?	?	?	No distinct signature		Radio Mast	4D	NONE - CULTURAL				
VB5_12	46	Hilti	Possibly cultural ?	SD		None	NO			NO	Subtle irregular mag low		Abbatoir / cultural	4D	NONE - CULTURAL				
VB5_44	47		Almost certainly cultural but worth checking.										School in Doqal village	4D	NONE - CULTURAL				
VB5_45	48		Possibly power line										House in Doqal village	4D	NONE - CULTURAL				
VB5_20	49	Mahab 3	At Mahab 3 !	V1-1/V1-2	Not clear, poss NE struc trend	Gossan + local ep-si	Malachite + Azurite	?	YES	YES	Subtle mag low?		VMS	D	NO MORE WORK	IP	DONE		DONE

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VTEM	ID	Name	Comment (Geophysics)	Stratigraphic Level	Structure	Alteration	Cu	Seafloor	Intrusion	Slag	Magnetics	LandSat	Comment	Rank	Action	Ground EM/IP	Mapped	Access	Drilled ?
N/A	50	Hara Kllab	N/A	V1-1 footwall	Bound by two major structures (late ?)	Gossan	YES	YES (core)	NO	YES	Strong mag contrast - probably lithological		VMS	D	NO MORE WORK	IP?	DONE		DONE
VB5_1	51	Maqall South	650m SSW of Maqall South (JICA)	V1-1/V1-2	Series of minor strike perp structures. Timing?	Locally gossanous + footwall si-chl	YES	Well developed U1	YES	NO	No distinct signature		VMS	D	NO MORE WORK	IP	DONE		DONE
VB5_23	52	Mahab 4	330m from Mahab 4 (JICA)	V1-1/V1-2	Large strike sub-parallel structure	Locally gossanous + local ep-chl-sil	YES	Well developed metalliferous seds	YES	NO	Strong mag contrast - probably lith though		VMS	D	NO MORE WORK	TEM+IP	DONE		DONE
VB5_24	53	Mahab4 E		V1-1/V1-2?	?	?	YES	YES	YES	NO	No distinct signature		Possibly cultural	D	NO MORE WORK	TEM+IP	DONE		DONE
VB5_9	54	IH	Possibly cultural	V2	Big SE trending structure in footwall	YES	YES	YES	NO	?	Large mag low in footwall - looks like Hatta			D	NO MORE WORK		DONE		DONE
N/A	55	Saraml - Gossan	N/A	V2 OR V1-2/V2	On ESE trending structure (from magnetics)	Gossan	YES	?	?	NO	Subtle ESE trending mag contrast - lithogical or structural?		Small outcropping gossan near V1-2/V2 seafloor	D	NO MORE WORK	IP	DONE		DONE
VB5_36	56	Saraml 3		Footwall V1-1/V1-2 contact?	No well defined structural development	Minor	YES - minor	YES		NO	No distinct local signature, but nice mag 'hole' immediately north		Nice VTEM response.	D	NO MORE WORK		DONE		DONE
VB5_10	57	Maqall	In cluster near Maqall	V2?	Hanging wall of late ? regional scale thrust fault.	Mild Chl, Si, Epid	Minor malachite	YES		NO	Interesting mag contrasts - lithological though?		VTEM anomaly offset by topo? TARGET SEAFLOOR	D	NO MORE WORK		DONE		DONE
N/A	58	Shebibat		V1-1/V1-2	Several large structures in area	Minor	YES - on umber	YES	NO	NO	No distinct signature		JICA charge anomaly	D	NO MORE WORK		DONE		DONE
N/A	59	Shebibat North		V1-1/V1-2	Dominant NNW struc pattern with clear fluid flow	Gossanous material locally + epi along structures	YES - on umber	YES	NO	NO	No distinct signature		JICA charge anomaly	D	NO MORE WORK		DONE		DONE
VB5_13	60	Ahln	Cluster of three	V1-1/V2	Minor N-S structures?	Strong Fe + local ep	YES - along strike	YES	NO	NO	Postive mag response - V1-1		DRILLED - VTEM response unexplained - EDGE EFFECT?	D	NO MORE WORK		DONE		DONE
VB5_14	61	Ahln	Cluster of three	V1-1/V2	Minor N-S structures?	Strong Fe + local ep	YES - along strike	YES	NO	NO	Postive mag response - V1-1		DRILLED - VTEM response unexplained - EDGE EFFECT?	D	NO MORE WORK		DONE		DONE
N/A	62	Doqal Gossan	N/A	V2	On major NW trending structure	Strong fe-si + footwall chl-CO3	NO	YES	NO	NO	No distinct signature. V low magnetic background		Drilled - no sulphide intersected	D	NO MORE WORK		DONE		DONE
VB5_32	63	Smeldl	Perilously close to a power line, check.	V1-2/V2 or V2?		Down dip from Bir Mohsen gossan	NO	YES	YES	NO	Subtle broad mag low in high magnetic background		NMC target (mag interp). DRILLED - VTEM response unexplained	D	NO MORE WORK		DONE	DONE	DONE
N/A	64	Mahab 2	N/A	SD with volcanics locally	Structurally complex	Gossan	YES	NO	YES (timing relative to min?)	YES	Subtle ESE trending mag contrast - lithogical or structural?		Shearzone Cu	D	NO MORE WORK		DONE		DONE
VB5_33	65	Saraml 2	480m west of Sarami East	V1-1/V1-2?	On major (early?) structure mapped by Open University	?	YES	YES	YES	NO	Broad mag low (700m x 500m) 800m to S		POSS EDGE EFFECT. Tertiary cap on hill	D	NO MORE WORK	IP	DONE		DONE
N/A	66	Mahab2 E	N/A	V1-1/V1-2	?	Moderate to strong fe-epi alt in footwall	NO	YES	YES	NO	Linear mag low coincident with U1 - caused by V1-2?		JICA CHARGE ANOMALY. No geochem anomalism in umber grab sampling.	D	NO MORE WORK	IP	DONE		DONE
VB5_15	67	Ahln	Cluster of three	SD/V1-1	Large NW fault + minor N-S array	Strong Fe + local ep	YES - up sequence and along strike	NO	NO	NO	Distinct positive mag response - 500m x 150m		Confusing structure, vertical dip? Interesting mag response	D	NO MORE WORK		DONE		DONE
VB5_43	68	Doqal West	400m SE of Doqal West	V2	Bound by several major structures	Strong chl-fe-CO3	NO	YES - 500m along strike	NO	NO	No distinct signature. V low magnetic background		Drilled - no sulphide intersected	D	NO MORE WORK		DONE		DONE
VB5_2	69	Maqall South	Next to VB5_1	V1-1/V1-2	Series of minor strike perp structures. Timing?	Locally gossanous + footwall si-chl	YES	Well developed U1	YES	NO	No distinct signature			D	NO MORE WORK	IP	DONE	DONE	DONE

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Appendix 2 – Qualified Person’s Certificate

I, Rupert Osborn, MAIG, do hereby certify that:

1.	I am a Consulting Geologist of:

H&S Consultants Pty Ltd

Suite 6, 3 Trelawney St,

EASTWOOD NSW 2122 AUSTRALIA

2.	I graduated with a BSc(Hons) degree in geology from University of Edinburgh in 2003. In addition I have obtained an MSc in Mining Geology from Camborne School of Mines in 2004.

3.	I am a member of the Australian Institute of Geoscientists.

4.	I have worked as a geologist for over seven years since my graduation from university.

5.	I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI43-101.

6.	I am responsible for all of the technical report entitled ‘Technical Report on Mineral Resources at Mahab 4 and Maqail South and Exploration Potential of Block 5 and Block 6, Sultanate of Oman’ (the “Technical Report”) and dated 29 June 2012.

7.	I visited the property that is the subject of the Technical Report and local office for six days in April 2012.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10.	I am independent of the issuer as described in section 1.5 of NI43-101.

11.	I have read NI43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated 29 June 2012.

(signed) “Rupert Osborn”

__________________________

Rupert Osborn, MSc BSc MCSM MAIG

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